    As filed with the Securities and Exchange Commission on January 22, 1998
                                                           Registration No. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                           ---------------------------

                                    Form S-2
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933

                           ---------------------------

                                 SUNSOURCE INC.
             (Exact name of registrant as specified in its charter)

               Delaware                               23-2874736
    (State or other jurisdiction of                (I.R.S. Employer
    incorporation or organization)                Identification No.)

                              3000 One Logan Square
                        Philadelphia, Pennsylvania 19103
                                 (215) 282-1290
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                           ---------------------------

                                JOSEPH M. CORVINO
               Vice President - Finance, Chief Financial Officer,
                             Treasurer and Secretary
                                 SunSource Inc.
                              3000 One Logan Square
                        Philadelphia, Pennsylvania 19103
                                 (215) 282-1290
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                           ---------------------------

                                   Copies to:
       DONALD A. SCOTT, ESQUIRE                      JOHN E. RILEY, ESQUIRE
     Morgan, Lewis & Bockius LLP                   Simpson Thacher & Bartlett
        2000 One Logan Square                         425 Lexington Avenue
Philadelphia, Pennsylvania 19103-6993               New York, New York 10017
            (215) 963-5000                               (212) 455-2000
                           ---------------------------
Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [ ]____________

     If the registrant elects to deliver its latest annual report to security holders, or a complete and legal facsimile thereof, pursuant to item 11(a)(1) of this Form, check the following box. [ ]____________

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]____________

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]____________

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]____________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

======================================================================================================================
  Title of Each Class of                                   Proposed                Proposed
     Securities to be            Amount to be          Maximum Offering       Maximum Aggregate          Amount of
        Registered                Registered          Price Per Share(1)      Offering Price(1)       Registration Fee
-----------------------------------------------------------------------------------------------------------------------
Common Stock, par value        2,887,169 shares          $23.4375                $67,668,023             $19,962
$.01 per share............
======================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933 based on the average of the high and low prices reported on the New York Stock Exchange Composite Tape on January 16, 1998.
                           ---------------------------
     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                  Subject to Completion, dated January 22, 1998

PROSPECTUS                       2,512,169 Shares

                                     [LOGO]

                                  Common Shares

                           ---------------------------

      Of the 2,512,169 shares of Common Stock, par value $.01 per share (the "Common Shares"), of SunSource Inc. ("SunSource" or the "Company") offered hereby, 500,000 shares are being issued and sold by the Company and 2,012,169 shares are being sold by the Selling Stockholders (collectively, the "Offering"). The Selling Stockholders are affiliates of Lehman Brothers Inc. See "Security Ownership of Certain Beneficial Owners, Management and Selling Stockholders." The Company will not receive any of the proceeds from the shares being sold by the Selling Stockholders.

      The Company's Common Shares are listed on the New York Stock Exchange under the symbol "SDP." On January 20, 1998, the reported last sale price of the Common Shares on the New York Stock Exchange Composite Tape was $23.50 per share.

                           ---------------------------

    An investment in the Common Shares offered hereby involves various risks.
                     See "Risk Factors" beginning on page 8.

                           ---------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
          PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
              REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

========================================================================================================================
                                                                   Underwriting                           Proceeds to
                                            Price to               Discounts and         Proceeds to        Selling
                                              Public              Commissions (1)        Company (2)      Stockholders
------------------------------------------------------------------------------------------------------------------------
Per Share...........................            $                        $                    $                $
------------------------------------------------------------------------------------------------------------------------
Total (3) ..........................            $                        $                    $                $
========================================================================================================================

(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2)   Before deducting estimated expenses of the Offering of $500,000 payable by the Company.
(3) The Company has granted to the Underwriters a 30-day option to purchase up to 375,000 Common Shares on the same terms and conditions as the securities offered hereby solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting
      Discounts and Commissions and Proceeds to the Company will be $    ,
      $     and $      , respectively. The Proceeds to the Selling Stockholders
      will not change if such option is exercised. See "Underwriting" and "Security Ownership of Certain Beneficial Owners, Management and Selling Stockholders."
                           ---------------------------
      The Common Shares offered by this Prospectus are offered by the Underwriters subject to prior sale, to withdrawal, cancellation or modification of the offer without notice, to delivery to and acceptance by the Underwriters and to certain further conditions. It is expected that delivery of the shares will be made at the offices of Lehman Brothers Inc., New York, on or about
               , 1998.
                          ---------------------------
Lehman Brothers
                   Robert W. Baird & Co.
                           Incorporated
                                         Furman Selz
                                                     Legg Mason Wood Walker
                                                            Incorporated
              , 1998

                      [Organizational chart of the Company]
























CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON SHARES. SUCH TRANSACTIONS MAY INCLUDE THE PURCHASE OF COMMON SHARES PRIOR TO THE PRICING OF THE OFFERING FOR THE PURPOSE OF MAINTAINING THE PRICE OF THE COMMON SHARES AND THE PURCHASE OF COMMON SHARES FOLLOWING THE PRICING OF THE OFFERING TO COVER A SYNDICATE SHORT POSITION IN THE COMMON SHARES OR FOR THE PURPOSE OF MAINTAINING THE PRICE OF THE COMMON SHARES. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

      The following summary is qualified in all respects by the more detailed information set forth elsewhere in this Prospectus and the documents incorporated by reference herein. Unless the context suggests otherwise, (i) SunSource or the Company refers to SunSource Inc. and its predecessors and (ii) all information provided herein assumes no exercise of the Underwriters' over-allotment option. This Prospectus contains forward-looking statements that address, among other things, projected revenue, cash flow and income, the implementation of new management information systems, cost savings, profit growth and acquisition strategy. These statements may be found under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as in this Prospectus generally. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including without limitation, those discussed in "Risk Factors" and matters set forth in this Prospectus generally. As used herein, (i) the term "Conversion" means the conversion of the Company on September 30, 1997 from partnership to corporate form, (ii) the term "Refinancing" means the refinancing of the Company's senior notes and bank revolving credit which occurred on September 30, 1997 and (iii) the term "Partnership" means SunSource L.P., the predecessor partnership to the Company.

                                   The Company

      SunSource is one of the largest providers of industrial products and related value-added services in North America. Through its applications engineers and technical support personnel, SunSource provides customized solutions to complex problems encountered by its customers. The Company believes that it differentiates itself from other industrial distributors by providing superior technical and problem-solving capabilities in addition to an extensive product offering and broad array of related services, such as engineering design and integrated supply arrangements. The Company has more than 180,000 customers, none of which represents more than 5% of annual net sales. The Company's distribution and related services support more than 1,300 product lines, consisting of approximately 175,000 stock keeping units.

      The Company has targeted three businesses within the distribution industry which are characterized by a potential for value-added services, economies of scale and opportunities for further consolidation.

      Industrial Services. SunSource Industrial Services Company, with sales of $455 million in 1996, provides a broad range of products and services throughout North America through the sales and marketing activities of SunSource Technology Services ("STS") and Sun Inventory Management Company ("SIMCO"). The Company believes that STS is a leading provider of systems and parts and engineering services for hydraulic, pneumatic, electrical and related systems to major industrial concerns, as well as small and medium-size businesses. STS provides services, including engineering and design of both products and processes and the assembly and repair of complex systems, which enable its customers to outsource engineering and other functions which they previously performed in-house. SIMCO provides inventory management services enabling its customers to reduce inventory investment and the associated expenses of purchasing, receiving, disbursing and accounting for parts and materials.

      Hardware Merchandising Services. Hardware Merchandising Services, which operates under the name Hillman ("Hillman"), with sales of $103 million in 1996, provides small hardware items and merchandising services to retail hardware stores through a nationwide sales and service organization. Hillman offers a full range of fasteners, letters, numbers, signs, keys, rope and chain accessories and many other inexpensive "specialty" goods, which are the "must-have" items for hardware retailers that cannot be managed economically by the retailer's own employees because of the large number of items and their low prices. Hillman maintains a 235 person nationwide sales and service organization which seeks to ensure that its customers' inventories are maintained at appropriate levels with a minimum of administrative effort or expense. Hillman also provides inventory management software that ties into retailers' point-of-sale systems. Through its merchandising system, Hillman assists retailers with rack positioning, store layout, new package design and color coding systems to permit ease of shopping by consumers.

      Glass Merchandising. Glass Merchandising, which operates under the name Harding ("Harding"), with sales of $90 million in 1996, operates one of the largest networks of full service retail glass shops in the United States. Harding is comprised of approximately 85 retail locations throughout the Southwest and, to a lesser degree, along the East Coast. Harding sells and installs automotive glass and also sells, fabricates and installs flat glass. Customers include individual retail consumers, insurance companies and commercial accounts.

     The markets in which the Company participates are currently impacted by the following trends:

     o Manufacturers are increasing their reliance on distributors in order to enhance their profitability and improve their returns on capital;

     o Customers are increasing their reliance on value-added distributors as their contacts with the manufacturers diminish or cease altogether;

     o Customers are outsourcing non-core functions to high-quality service providers;

     o    Channels of distribution are in the process of consolidation; and

     o Managerial skills required for success in industrial distribution are changing dramatically.

     The Company's growth has resulted from its ability to capitalize on these trends due to its competitive strengths in the following areas:

     o Acquisition Integration Capability - The ability to integrate acquired companies while improving operational efficiencies and enhancing their effectiveness in the marketplace.

          Since the organization of its predecessor in 1975 and through 1991, the Company grew primarily through acquisitions of existing distribution companies. During this period, a series of acquisitions expanded the Company's operations both geographically and in the number and types of products offered. Thirty-five of these acquisitions had purchase prices in excess of $1 million and approximately 40 more had purchase prices under $1 million. The Company's ability to make acquisitions since 1991 was hindered by its previous partnership structure and associated restrictions in its credit agreement. As a result of the Conversion, the Refinancing and this Offering, the Company expects to have the necessary financial capacity to resume its acquisition program. The Company intends to seek acquisition candidates that have developed attractive market niches, have strong management and have demonstrated their ability to achieve stable growth and high returns on invested capital.

     o Ability to Capitalize on Industry Trends - The ability to execute dynamic business strategies to capitalize on opportunities arising from rapid structural changes in the marketplace.

          The Company has established separate organizations for its three businesses, each headed by a chief executive officer who is supported by sales, marketing, financial, logistics and information systems resources. This organizational structure enables the Company to manage each of its businesses within the context of the varying market opportunities, rates of change and competitive threats affecting those businesses. The Company's small headquarters staff shapes and guides the strategic decisions of its operating companies. Performance benchmarks are established as part of this process and progress is monitored to ensure that initiatives remain on track.

     o Technology for Competitive Advantage - The ability to use technology and technical expertise as competitive advantages to build and defend attractive market niches.

          For example, STS is implementing a new integrated information system which will permit (i) the centralization of the purchasing function, resulting in a smaller staff with a higher level of professional skills; (ii) a reduction in the number of warehouses from 36 to fewer than ten; (iii) higher customer order fill rates; and (iv) lower exposure to obsolete or slow-moving inventory.

      SunSource believes that each of its three operating businesses is well positioned to capture opportunities in the markets in which it participates:

     o SunSource Industrial Services Company's strategy is to capitalize on the trends among industrial customers toward consolidation of suppliers, outsourcing the procurement function for goods and outsourcing in-plant services for which they lack expertise or sufficient resources.

     o Hillman's strategy is to capitalize on the desire of its customers to outsource the burden of maintaining a complex, low value inventory as well as to continually expand its product line.

     o Harding's strategy is to take advantage of the trend toward consolidation in the retail glass business. Multiple acquisitions, most of which are quite small, can be integrated because of Harding's management information systems and the increased number of management personnel dedicated to making acquisitions.

      The Company traces its origins to 1975, when Sun Company, Inc. ("Sun") decided to pursue a diversification strategy outside of its traditional energy business. After an extensive analysis of strategic alternatives, Sun concluded that the industrial distribution business offered substantial opportunities for growth, high returns on invested capital, and relatively low business risk. Sun pursued this strategy through Sun Distributors, Inc., which became an industry consolidator and acquired 16 companies between 1975 and 1985. In 1986, Sun decided to refocus its efforts on its core energy business and sell its non-energy businesses. The Company was purchased by a predecessor affiliate of the Selling Stockholders in October 1986. In February 1987, the Company made an initial public offering of its limited partnership interests and became a publicly traded master limited partnership.

      The Company continued to make acquisitions after its initial public offering, but its ability to make acquisitions after 1991 was hindered by its partnership structure and associated restrictions in the Company's credit agreements. In 1994 and 1995, the Company divested three non-strategic businesses with aggregate 1994 sales of $177.1 million. The Company converted from partnership to corporate form on September 30, 1997.

                                  The Offering

Common Shares being offered by the Company....................  500,000
Common Shares being offered by the Selling Stockholders.......  2,012,169
Common Shares outstanding (before and after the Offering).....  6,418,936 and 6,918,936, respectively
Selling Stockholders..........................................  Lehman LTD I, Inc., Lehman Brothers Capital Partners I and
                                                                Lehman/SDI, Inc., who are affiliates of Lehman Brothers Inc.
Use of Proceeds by the Company................................  To repay borrowings under the Company's revolving credit facility
New York Stock Exchange symbol................................  SDP

                                  Risk Factors

         An investment in the Common Shares offered hereby involves various risks. See "Risk Factors."

                             SUMMARY HISTORICAL AND
                         PRO FORMA FINANCIAL INFORMATION
                     (In thousands except per share amounts)

      The following tables set forth summary consolidated historical and pro forma financial data of the Company and the Partnership as of the dates and for the periods indicated. The historical financial information as of September 30, 1997 and for the nine months ended September 30, 1997 and 1996 is derived from unaudited financial statements included elsewhere herein. The historical information for each of the three years in the period ended December 31, 1996 is derived from audited financial statements included elsewhere herein. The historical financial information for each of the two years in the period ended December 31, 1993 are derived from audited financial statements not included elsewhere herein. The summary unaudited pro forma income statement information for the nine months ended September 30, 1997 and 1996 and for the twelve months ended December 31, 1996 gives effect to the Conversion, the Refinancing, the Offering and the elimination of other non-recurring charges and credits as of the beginning of each period presented. The pro forma financial information should be read in conjunction with the unaudited pro forma consolidated financial statements and related notes thereto appearing elsewhere herein. See "Index to Financial Statements," "Selected Historical and Pro Forma Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."


                                                Nine Months Ended
                                                  September 30,                         Years Ended December 31,
                                            -------------------------  -----------------------------------------------------------
Historical Statement of Operations Data:        1997         1996         1996        1995 (1)    1994 (1)    1993 (1)    1992 (1)
                                            -----------   -----------  -----------  ---------- ----------- ----------- -----------
                                            (unaudited)   (unaudited)
Net sales..................................  $  529,199    $  489,517   $  649,254  $  628,935  $  735,861  $  655,707  $  612,052
EBITDA (2), (3)............................      30,482        29,047       29,999      36,959      44,901      36,835      38,126
EBITA (2), (3).............................      27,458        26,363       26,376      33,298      40,399      31,729      32,654
Income from operations (2).................      26,100        24,914       24,452      31,302      37,759      28,975      29,712

Pro Forma Statement of Operations Data:                  PRO FORMA
                                            --------------------------------------
                                                        (unaudited)
Net sales..................................  $  529,199    $  489,517   $  649,254
EBITDA (3).................................      36,026        31,538       41,429
EBITA (3)..................................      33,002        28,854       37,806
Amortization...............................       1,748         1,839        2,444
Income from operations.....................      31,254        27,015       35,362
Interest expense, net......................       5,371         5,038        6,726
Distribution on guaranteed
  preferred beneficial interests...........     (9,174)       (9,174)     (12,232)
Income before income taxes.................      16,889        13,481       17,149
Provision for income taxes.................       7,576         6,336        8,060
Net income................................. $     9,313   $     7,145  $     9,089
Net income per Common Share................ $      1.35   $      1.03  $      1.31
Weighted average number of
  outstanding Common Shares................   6,918,936     6,918,936    6,918,936


                                               September 30, 1997
                                            -------------------------
                                                              As
Balance Sheet Data:                          Historical   Adjusted(4)
                                             ----------   -----------
                                                          (unaudited)
Working capital............................  $  105,357    $  105,357
Total assets...............................     305,003       305,003
Long-term debt.............................      77,708        67,104
Guaranteed preferred beneficial
  interests in the Company's
  junior subordinated debentures...........     115,991       115,991
Stockholders' (deficit) equity.............     (3,097)         7,507
Book value per Common Share................       (.48)          1.08


-------------------

(1) Includes results of operations from divisions sold as follows:


                                          Years Ended December 31,
                            ----------------------------------------------------
                               1995         1994          1993          1992
                            -----------  -----------  ------------  ------------
Net sales                   $ 29,070      $ 177,107   $ 162,270     $ 159,912
EBITDA (3)                       608         10,338       8,539        10,106
EBITA (3)                        305          9,085       6,989         8,315
Income from operations           270          8,588       6,637         8,017

(2) Includes $3,053 of Conversion-related transaction and other costs for the nine months ended September 30, 1997 and $2,150 for the year ended December 31, 1996, $5,950 of restructuring charges for the year ended December 31, 1996 and management fee expense of $2,491 for the nine-month periods ending September 30, 1996 and 1997 and $3,330 in each year in the five year period ending December 31, 1996.

(3) "EBITDA" is defined as income from operations before depreciation and amortization; "EBITA" is defined as income from operations before amortization. EBITDA and EBITA are not measures of performance under Generally Accepted Accounting Principles ("GAAP"). While EBITDA and EBITA should not be considered in isolation or as a substitute for net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with GAAP, the Company believes that EBITDA and EBITA are accepted within the business segments in which the Company operates as generally recognized measures of performance. Moreover, substantially all of the Company's financing agreements contain covenants in which EBITDA and/or EBITA are used as measures of financial performance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a discussion of other measures of performance determined in accordance with GAAP.

(4) Assumes the Offering closed on September 30, 1997 with net proceeds of $10,604,000 to the Company for 500,000 Common Shares issued.

                                  RISK FACTORS

         An investment in the Common Shares of the Company offered hereby involves various risks. In addition to general investment risks and those factors set forth elsewhere in this Prospectus, prospective investors should consider, among other things, the following factors:

Restructuring

         In December 1996, the Company announced a restructuring plan to integrate and consolidate its five domestic STS divisions. The Company expects the restructuring plan to result in the elimination of approximately 175 employees in the STS divisions and produce certain net annualized cost savings of approximately $5.0 million per year upon its completion. The STS divisions consist of hydraulic and pneumatic distributors that were acquired by the Company between 1976 and 1991. Until the restructuring, each of the STS divisions was operated on a decentralized basis. The announced restructuring plan is a three-year project to consolidate all financial and other administrative responsibilities for the STS divisions in one location, and includes a migration to one management information system. The integration and consolidation of the finance and administrative functions is expected to be completed in the first half of 1999. The restructuring of the sales organization and distribution network has begun; however, management's current estimate is that completion of this phase will require approximately an additional 18 months due to the need for further analysis of STS' customer base and logistics requirements. The failure to complete the restructuring or successfully integrate the STS divisions would have an adverse impact on the Company's ability to fully achieve the net cost savings indicated above. Although the Company believes that STS will be successful with its restructuring plan, there can be no assurance that it will be able to complete the plan effectively or on a timely basis. See "Business--Industrial Services--SunSource Technology Services."

Changing Industry Environment

         The industrial distribution industry is undergoing significant change. Historically, industrial distributors have served as suppliers of industrial products and as extensions of manufacturers' sales forces, selling products through the distribution channels to original equipment manufacturers, retailers, end users and other customers. In recent years, both manufacturers and customers have been increasingly relying on industrial distributors such as the Company to reduce purchasing costs and provide a broad range of value-added services, including inventory management programs, integrated supply arrangements, electronic ordering capabilities, engineering design and technical support services. In addition, customers' desire to consolidate their supplier relationships has required industrial distributors to achieve purchasing efficiencies, expand their geographic coverage and increase product and service offerings through acquisitions of other distributors. These changes in the industrial distribution industry could cause the industry to become more competitive. Although the Company believes that it is well positioned to take advantage of these changing industry dynamics, there can be no assurance that the Company will be able to compete effectively in or adapt to the changing industry environment. See "Business--Industry Overview" and "Business--Business Strategy."

Risks Associated with Acquisitions

         An element of the Company's future growth strategy is to pursue selected acquisitions that either expand or complement its businesses in new or existing markets. However, there can be no assurance that the Company will be able to identify or acquire acceptable acquisition candidates on terms favorable to the Company and in a timely manner to the extent necessary to fulfill the Company's growth strategy. Future acquisitions may be financed through the issuance of Common Shares, which may be dilutive to the Company's stockholders, or through the incurrence of additional indebtedness. Furthermore, there can be no assurance that competition for acquisition candidates will not escalate, thereby increasing the costs of acquisitions. The process of integrating acquired businesses into the Company's operations may result in unforeseen difficulties and may require a disproportionate amount of resources and management's attention, and there can be no assurance that the Company will be able to successfully integrate acquired businesses into its operations. The failure to complete or successfully integrate prospective acquisitions may have an adverse impact on the Company's growth strategy. The Company is not currently a party to any agreement or understanding regarding a material acquisition but is pursuing discussions with a number of prospective sellers of businesses. See "Business--Business Strategy."

Competition

         The distribution industry is highly competitive, with the principal methods of competition being price, quality of service, quality of products, product availability, credit terms and the provision of value-added services, such as engineering design, integrated supply and inventory management. The Company encounters competition from a large number of regional and local distributors and from several national distributors, some of which have greater financial resources than the Company and offer a greater variety of products. See "Business."

Seasonality and Industry Cycles

         The Company has in the past experienced seasonal fluctuations in sales and operating results from quarter to quarter. Typically, the first calendar quarter is the weakest due to the effect of weather on construction activity which produces a slowdown of sales of material and equipment in the construction market. Fluctuations in the Company's quarterly operating results could result in significant volatility in, and otherwise adversely affect, the market price of the Common Shares.

         Some of the principal markets for the products and services offered by the Company are subject to cyclical fluctuations that generally affect demand for industrial, commercial and consumer durable goods. Cyclical fluctuations can affect a number of factors such as pricing, availability and demand for the Company's products, growth rates in the markets served by the Company's customers, the delivery and performance of vendors, and the availability of suitable acquisition candidates. Changes in general economic conditions could have a material adverse effect on the Company's business, results of operations and financial condition.

 Dependence on Information Systems; Year 2000 Issue

         The Company believes that its proprietary computer software programs are an integral part of its business and growth strategies. The Company depends on its information systems generally to process orders, to manage inventory and accounts receivable collections, to purchase, sell and ship products efficiently and on a timely basis, to maintain cost-effective operations and to provide superior service to its customers. While the Company has taken precautions against certain events that could disrupt the operation of its information systems, there can be no assurance that such a disruption will not occur. Any such disruption could have a material adverse effect on the Company's business and results of operations. See "Business."

         The Company faces the "Year 2000" issue. The Year 2000 issue is the result of computer programs being written using two digits (rather than four) to define the applicable year, resulting in incorrect calculations for the year 2000 and beyond. The Company's issues relate not only to its own systems being Year 2000 compliant, but also the systems of its suppliers and customers. The Company presently believes that, with modifications to existing software and converting to new software, the Year 2000 issue will not pose significant operational problems for its computer systems as so modified or converted. However, if such modifications and conversions are not completed in a timely manner, or if the Company's suppliers and customers fail to address the problem, the Year 2000 issue could have a material adverse effect on the operations of the Company.

Future Dilution of Common Stock

         The Company is permitted to issue additional equity or debt securities, including shares of Preferred Stock. Issuances of additional Common Shares or shares of Preferred Stock could adversely affect stockholders' equity interest in the Company and could adversely affect the market price of the Common Shares, and the interests in the assets, liabilities, cash flow and results of operations of the Company represented by Common Shares may be diluted. Holders of Common Shares are not entitled to preemptive rights.

Provisions that May Discourage Changes of Control

         The Company's Certificate of Incorporation and Bylaws and the Stockholders Agreement and Stockholders Rights Plan described under "Description of Capital Stock" contain certain provisions that may have the effect of encouraging persons considering an acquisition or takeover of the Company to negotiate with the Board of Directors rather than to pursue non-negotiated acquisitions or takeover attempts that a stockholder might consider to be in the stockholders' best interests, including offers that might result in a premium over the market price for the Common Shares.

         In addition to the Stockholders Rights Plan, these provisions include authorization for the Board of Directors to issue classes or series of Preferred Stock and a requirement that stockholders notify the Company in advance of any director nominees or items of business to be proposed at any meeting of stockholders. In addition, the deferred compensation plans of the Company provide that, upon the occurrence of a change in control as defined in the plans, the vesting provisions of awards under the plans will be accelerated. These provisions may reduce interest in the Company as a potential acquisition target or reduce the likelihood of a change in the management or voting control of the Company without the consent of the then incumbent Board of Directors.

Limited Trading Market and Volatility of Common Shares

         The Common Shares have traded on the New York Stock Exchange since the effective date of the Conversion on October 1, 1997. Prior to that time the Class B limited partnership interests of the Partnership had limited trading volume because institutional and other investors do not typically invest in limited partnership interests for various tax and administrative reasons. The limited trading volume in the Common Shares has continued since October 1, 1997.

         From time to time after the Offering, there may be significant volatility in the market price for the Common Shares. Operating results of the Company or of other companies participating in the industrial distribution industry, changes in general economic conditions and the financial markets, or other developments affecting the Company or its competitors could cause the market price for the Common Shares to fluctuate substantially.

Reliance on Executive Officers

         The Company is highly dependent upon the skills, experience and efforts of its executive officers. Loss of the services of one or more of the Company's executive officers could have a material adverse effect on the Company's business and development. The Company's continued growth also depends in part on its ability to attract and retain qualified managers, sales representatives and other key employees and on its executive officers' ability to implement the Company's strategy successfully. No assurance can be given that the Company will be able to attract and retain such employees or that such executive officers will be able to implement the Company's strategy successfully. See "Management."

                                   THE COMPANY

         SunSource Inc. is a Delaware corporation organized in 1996 to accomplish the Conversion. The Conversion was effected by the merger of the Partnership into the Company effective on September 30, 1997. In the Conversion, each Class A limited partnership interest of the Partnership was exchanged for $1.30 in cash and 0.38 of a Guaranteed Preferred Beneficial Interest in the Company's Junior Subordinated Debentures (the "Trust Preferred Securities"); each Class B limited partnership interest was exchanged for 0.25 Common Share of the Company; and the general and limited partnership interests in the general partner of the Partnership were exchanged for 1,000,000 Common Shares.

         The Partnership was organized in 1986 under the name Sun Distributors L.P. to conduct the business formerly conducted by Sun Distributors, Inc. when it was a subsidiary of Sun. The name was changed to SunSource L.P. in April 1996.

         The principal executive office of the Company is located at 3000 One Logan Square, Philadelphia, PA 19103 and its telephone number is (215) 282-1290.


                                 USE OF PROCEEDS

         The net proceeds to the Company from the Offering (estimated at $10,604,000) will be used to repay borrowings under the Company's revolving credit facility. As of December 31, 1997, the balance on the Company's revolving credit facility was approximately $33.0 million. The funds borrowed by the Company under the revolving credit facility were used to pay transaction costs and other payments related to the Conversion and for working capital purposes. The interest rate on borrowings under the revolving credit facility are based on London Interbank Offered Rate ("LIBOR") plus 1.0% to 1.5% or prime. At December 31, 1997, such interest rate was approximately 7.37% per annum.

         The Company will receive no proceeds from the sale of Common Shares in the Offering by the Selling Stockholders.


                                 DIVIDEND POLICY

         The Company paid a cash dividend of $.10 per Common Share on January 6, 1998. The Company expects to declare future quarterly dividends on the Common Shares of $.40 per Common Share annually, subject to the discretion of the Board of Directors and dependent upon, among other things, the Company's future earnings, financial condition, capital requirements, funds needed for acquisitions, level of indebtedness, contractual restrictions and other factors that the Board of Directors deems relevant.

                                 CAPITALIZATION

         The following table sets forth the capitalization of the Company as of September 30, 1997 and as adjusted to give effect to the Offering and repayment of borrowings under the Company's revolving credit facility (assuming the Offering closed on September 30, 1997 with net proceeds of $10,604,000 to the Company). The table should be read in conjunction with the historical and pro forma consolidated financial statements of the Company and the Partnership and related notes thereto included elsewhere herein and the unaudited pro forma financial statements and related notes thereto included elsewhere herein.


                                                                                  As of September 30, 1997
                                                                            ------------------------------------
                                                                                Historical        As Adjusted
                                                                            ------------------  ----------------
                                                                                       (In thousands)
Senior notes................................................................           $60,000           $60,000
Bank revolving credit facility (1)..........................................            17,000             6,396
Capital lease obligations...................................................               708               708
                                                                                      --------               ---
         Total debt.........................................................            77,708            67,104
                                                                                      --------          --------
Guaranteed preferred beneficial interests in the Company's junior
  subordinated debentures...................................................           115,991           115,991
                                                                                       -------           -------
Stockholders' deficit/equity:
     Preferred Stock, $0.01 par, 1,000,000 shares authorized, none issued...                --                --
     Common Stock, $0.01 par, 20,000,000 shares authorized, 6,418,936 historical shares issued and outstanding; 6,918,936 as adjusted shares
          issued and outstanding............................................                64                69
     Paid-in-capital........................................................                --            10,599
     Accumulated deficit(2).................................................           (1,485)           (1,485)
     Cumulative foreign currency translation adjustment.....................           (1,676)           (1,676)
                                                                                       -------         ---------
         Total stockholders' deficit/equity.................................           (3,097)             7,507
                                                                                       -------         ---------
         Total capitalization...............................................          $190,602       $   190,602
                                                                                       =======           =======

(1) Subsequent to September 30, 1997, distributions payable of $17,557 were funded through the bank revolving credit facility.

(2) The Company's accumulated deficit is primarily a result of the exchange of Class A limited partnership interests for cash and guaranteed preferred beneficial interests in the Company's junior subordinated debentures. The guaranteed preferred beneficial interests are classified between total liabilities and equity on the Company's balance sheet and were recorded at their fair value on September 30, 1997. (See page F-10 for further information on Conversion-related adjustments).

                          PRICE RANGE OF COMMON SHARES

         As a result of the Conversion which was effective at the close of business on September 30, 1997, the Common Shares began trading on the New York Stock Exchange on October 1, 1997 under the symbol "SDP". The following table sets forth the high and low closing sale prices on the New York Stock Exchange Composite Tape for the Common Shares since that date:


                                                 High            Low
1998
First Quarter (to January 20).........         $23 9/16        $23 5/16

1997
Fourth Quarter........................         $25 13/16       $23 1/2

         For a recent reported last sale price of the Common Shares on the New York Stock Exchange Composite Tape see the cover page of this Prospectus. As of January 20, 1998, there were approximately 776 holders of record of the Common Shares.

         As discussed above under "The Company," in the Conversion each Class B limited partnership interest of the Partnership was exchanged on September 30, 1997 for 0.25 of a Common Share, effectively a one-for-four reverse split. The following table shows the quarterly range of high and low closing sales prices on the New York Stock Exchange Composite Tape for the Class B limited partnership interests for the periods indicated, adjusted for the one-for-four reverse split:


                                                       High           Low
1997
First Quarter................................       $  18          $ 16 1/2
Second Quarter...............................          20 1/2        16
Third Quarter................................          23 1/2        19

1996
First Quarter................................       $  20 1/2      $ 16
Second Quarter...............................          18            16
Third Quarter................................          18            17
Fourth Quarter...............................          18 1/2        16 1/2

             SELECTED HISTORICAL AND PRO FORMA FINANCIAL INFORMATION (In thousands, except for per unit and per share data)

         The following table sets forth selected consolidated historical and pro forma financial data of the Company and the Partnership as of the dates and for the periods indicated. The historical financial information as of September 30, 1997 and for the nine months ended September 30, 1997 and 1996 is derived from unaudited financial statements included elsewhere herein. The historical financial information as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996 is derived from audited financial statements included elsewhere herein. The historical financial information as of September 30, 1996, December 31, 1994, 1993, 1992 and for each of the two years in the period ended December 31, 1993 is derived from financial statements not included elsewhere herein. The selected unaudited pro forma income statement information for the nine months ended September 30, 1997 and 1996 and for the twelve months ended December 31, 1996 gives effect to the Conversion, the Refinancing, the Offering and the elimination of other non-recurring charges and credits as of the beginning of each period presented. The pro forma financial information should be read in conjunction with the unaudited consolidated pro forma financial statements and notes thereto appearing elsewhere herein. See "Index to Financial Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                          Nine Months Ended September 30,                        Years Ended December 31,
                                         -------------------------------      ----------------------------------------------------
                                             1997          1996            1996       1995 (1)    1994 (1)     1993 (1)   1992 (1)
                                             ----          ----            ----       ----        ----         ----       ----
                                          (unaudited)   (unaudited)
Historical Statement of Operations Data:
Net sales..............................   $  529,199   $   489,517   $    649,254   $  628,935     735,861 $    655,707 $  612,052
Cost of sales..........................      315,000       293,748        386,251      375,425     451,785      401,441    370,435
                                             -------       -------        -------      -------     -------      -------    -------
Gross profit...........................      214,199       195,769        263,003      253,510     284,076      253,266    241,617
Selling, general and admin. exp........      178,783       164,231        221,574      213,221     235,845      213,101    200,161
Management fee.........................        2,491         2,491          3,330        3,330       3,330        3,330      3,330
Depreciation...........................        3,024         2,684          3,623        3,661       4,502        5,106      5,472
Amortization...........................        1,358         1,449          1,924        1,996       2,640        2,848      2,861
Restructuring charges..................           --            --          5,950           --          --           --         --
Transaction and other costs............        3,053            --          2,150           --          --           --         --
                                           ---------     ---------      ---------    ---------   ---------    ---------  ---------
Income from operations.................       26,100        24,914         24,452       31,302      37,759       28,975     29,712
Interest expense, net..................        5,507         5,147          6,875        6,920       9,890       10,004     11,540
Other income (expense), net............         (83)           470            550          256      (1,748)         498        (69)
Gain on sale of division...............           --            --             --       20,644       3,523           --         --
Provision (benefit) for income taxes...       (8,932)         (372)        (1,140)         537         100          869        493
Extraordinary loss.....................       (3,392)           --             --         (629)         --           --     (3,434)
Cumulative effect on prior years of
   change in accounting principle......           --            --             --           --          --           --        822
Net income ............................   $   26,050   $     20,609    $   19,267   $   44,116 $   29,544  $     18,506  $  15,079
Net income per limited partnership
  interest
  - Class A............................          N/A          0.82           1.10         1.10        1.10         1.10       1.10
  - Class B............................          N/A          0.52           0.32         1.45        0.79         0.28       0.13
Cash distributions declared per limited
  partnership interest
  - Class A............................          N/A          0.73           1.10         1.10        1.10         1.10       1.10
  - Class B............................          N/A          0.23           0.33         0.67        0.49         0.27       0.13
Weighted average number of out-
  standing limited partnership interests
  - Class A............................                 11,099,573     11,099,573   11,099,573  11,099,573   11,099,573 11,099,573
  - Class B............................                 21,675,746     21,675,746   21,675,746  21,675,746   21,675,746 21,675,746
Pro forma net income per Common Share (2) $     1.35           N/A            N/A          N/A         N/A          N/A        N/A
Weighted average number of outstanding
  Common Shares........................    6,418,936           N/A            N/A          N/A         N/A          N/A        N/A




                                                         September 30,                                    December 31,
                                       -------------------------------   ---------------------------------------------------------
Balance Sheet Data:                             1997           1996         1996         1995        1994         1993        1992
                                                ----           ----         ----         ----        ----         ----        ----
                                         (unaudited)    (unaudited)
Working capital........................  $   105,357  $     101,476   $  100,781     $ 95,841    $ 76,060    $  92,091   $  98,579
Total assets...........................      305,003        263,303      262,555      254,591     266,186      273,493     261,588
Short-term debt financing..............           --          6,395        6,395        6,395      18,970        5,700       5,700
Long-term debt and capitalized lease
  obligations..........................       77,708         63,934       69,150       63,934      75,168      104,185     116,122
Guaranteed preferred beneficial
  interests in the Company's junior
  subordinated debentures .............  $   115,991            N/A          N/A          N/A         N/A          N/A         N/A



                                                                                        PRO FORMA
                                                           ----------------------------------------------------------------------
                                                             Nine Months Ended September 30,            Year Ended December 31,
                                                           ---------------------------------------     --------------------------
                                                                1997                  1996                        1996
                                                                ----                  ----                        ----
                                                            (unaudited)           (unaudited)                 (unaudited)
Pro Forma Statement of Operations:
Net sales..................................................      $   529,199           $   489,517           $   649,254
EBITDA (3).................................................           36,026                31,538                41,429
EBITA (3)..................................................           33,002                28,854                37,806
Amortization...............................................            1,748                 1,339                 2,444
Income from operations.....................................           31,254                27,015                35,362
Interest expense, net......................................            5,371                 5,038                 6,726
Distribution on guaranteed preferred beneficial interests..           (9,174)               (9,174)              (12,232)
Income before income taxes.................................           16,889                13,481                17,149
Provision for income taxes.................................            7,576                 6,336                 8,060
Net income.................................................      $     9,313           $     7,145           $     9,089
Net income per Common Share................................      $      1.35           $      1.03           $      1.31
Weighted average number of  outstanding Common Shares......        6,918,936             6,918,936             6,918,936


-------------------

(1) Includes results of operations from divisions sold as follows:


                                                                   Years Ended December 31,
                                            ----------------------------------------------------------------------
                                                  1995              1994              1993              1992
                                            -----------------  ---------------   ---------------  ----------------
Net sales.................................    $    29,070     $    177,107      $    162,270       $   159,912
Gross profit..............................          8,649           56,931            52,707            52,404
Selling, general and administrative expense         8,041           46,593            44,168            42,298
Depreciation..............................            303            1,253             1,550             1,791
Amortization..............................             35              497               352               298
Income from operations....................            270            8,588             6,637             8,017

(2) The pro forma earnings per common share for the nine months ended September 30, 1997 gives effect to the Conversion as of the beginning of the year presented and excludes non-recurring charges and credits directly related to the Conversion.

(3) "EBITDA" is defined as income from operations before depreciation and amortization; "EBITA" is defined as income from operations before amortization. EBITDA and EBITA are not measures of performance under Generally Accepted Accounting Principles ("GAAP"). While EBITDA and EBITA should not be considered in isolation or as a substitute for net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with GAAP, the Company believes that EBITDA and EBITA are accepted within the business segments in which the Company operates as generally recognized measures of performance. Moreover, substantially all of the Company's financing agreements contain covenants in which EBITDA and/or EBITA are used as measures of financial performance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a discussion of other measures of performance determined in accordance with GAAP.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

General

         The Company is one of the largest providers of industrial products and related value-added services in North America. The Company is organized into three businesses which are SunSource Industrial Services Company, Hillman and Harding. SunSource Industrial Services Company is comprised of STS and SIMCO.

Conversion

         The Conversion resulted in the Company reporting a stockholders' deficit as of September 30, 1997, due to the exchange of Trust Preferred Securities and cash for all of the Class A partnership interests which was recorded at fair value aggregating $130.4 million. The Trust Preferred Securities have both equity characteristics and certain creditors' rights, and therefore are classified between total liabilities and stockholders' equity on the Company's balance sheet. The Trust Preferred Securities bear interest at an annual rate of 11.6% and are cumulative and callable, at the Company's option, after September 30, 2002. The interest payments on the Junior Subordinated Debentures underlying the Trust Preferred Securities of approximately $12.2 million annually are deductible for federal income tax purposes under current law and will remain an obligation of the Company until the Trust Preferred Securities are redeemed or upon their maturity in 2027.

Restructuring

         In December 1996, the Company recorded restructuring charges of $6.0 million (on a pre-tax basis) related to a restructuring and consolidation of STS (approximately $4.4 million) and the one-time write-off of certain non-performing assets of Harding (approximately $1.6 million). The restructuring plan is expected to result in the elimination of approximately 175 employees in the STS divisions and result in net cost savings of approximately $5.0 million annually upon its completion. The restructuring plan is a three-year project that will consolidate all financial and administrative responsibilities for STS in a centralized location which is expected to be completed in the first half of 1999. However, the Company has deferred completion of restructuring of the STS sales organization and distribution network for an additional eighteen months pending further analysis of its customer base and logistics requirements. Of the $4.2 million of restructuring charges that will result in cash payments, $0.2 million was paid by the Company through December 31, 1996, and an additional $1.8 million was paid during the nine months ended September 30, 1997.

Sale of Certain Divisions

         The Company sold its Downey Glass division on October 27, 1995, its Dorman Products division on January 3, 1995 and its three Electrical Group divisions on December 5, 1994, for an aggregate cash consideration, net of expenses, of approximately $70.6 million (subject to certain post-closing adjustments) and the assumption of certain liabilities. The proceeds from these divestitures were used to reduce debt and for general purposes including acquisitions. The Company recorded gains on the sale of these divisions aggregating $24 million. See Note 14 of the Notes to the Consolidated Financial Statements of the Partnership for the three years in the period ended December 31, 1996 regarding litigation pertaining to the sale of the Dorman Products division.

         Sales from the divested divisions aggregated $29.1 million for the year ended December 31, 1995 and $177.1 million for the year ended December 31, 1994. Income from operations from the divested divisions aggregated $0.3 million in 1995 and $8.6 million in 1994.

Acquisitions

         The Company recently resumed its strategy to acquire retail glass shops for integration with Harding. Since August 31, 1997, Harding acquired the assets of three retail glass shops for net cash consideration of $0.8 million. Sales from the acquired shops aggregated approximately $2.5 million for the twelve-month period prior to acquisition.

         On April 11, 1996, STS purchased certain assets of Hydraulic Depot, Inc. for an aggregate purchase price of $0.7 million. Sales of Hydraulic Depot were $2.2 million for the nine months ended September 30, 1997 and $2.0 million from the acquisition date through December 31, 1996.

         On November 13, 1995, Hillman purchased certain assets of the retail division of Curtis Industries ("Curtis") for an aggregate purchase price of $8.0 million and the assumption of certain liabilities. Curtis was integrated with the Hillman division and its sales were $11.0 million for the twelve months ended December 31, 1996 and $1.6 million from the acquisition date through December 31, 1995.

Income Taxes

         The Company's pro forma effective income tax rate for the nine months ended September 30, 1997 was 44.9%. The Company incurs federal, state and local income taxes on its domestic operations and foreign income taxes on its operations in Canada and Mexico. In addition, the Company has recorded goodwill in connection with acquisitions and the Conversion that is not deductible for federal income tax purposes. Consequently, the Company expects that its consolidated effective income tax rate will continue to be approximately 45.0%.

Results of Operations

         The following discussion provides information which management believes is relevant to an assessment and understanding of the Company's operations and financial condition. The discussion pertains to the consolidated statements of income and cash flows of the Company for the nine months ended September 30, 1997 and 1996 (pro forma) and for the years ended December 31, 1996, 1995 and 1994 (historical) and the consolidated balance sheets dated September 30, 1997, December 31, 1996 and 1995 (historical) and should be read in conjunction with these consolidated financial statements and notes thereto appearing elsewhere herein. Reference is also made, where appropriate, to the unaudited consolidated pro forma financial statements and the notes thereto contained elsewhere herein.

         Pro Forma Results for the Nine Months Ended September 30, 1997 and 1996

         Net income on a pro forma basis for the nine months ended September 30, 1997 was $9.3 million or $1.35 per Common Share compared with $7.1 million or $1.03 per Common Share for the same period in 1996, an increase of $2.1 million or 30.3%.

         Net sales increased $39.7 million or 8.1% in the first nine months of 1997 to $529.2 million from $489.5 million in the first nine months of 1996.

         Sales for the nine months ended September 30, 1997 and 1996 and respective sales variances by business segment are as follows:


                                                          Nine Months Ended
                                                            September 30,                       Sales Increase (Decrease)
                                                 -----------------------------------       -----------------------------------
                                                      1997                 1996                Amount                 %
                                                 ---------------      ---------------      ---------------      --------------
                                                                       (In millions)
SunSource Industrial Services Company
   STS.....................................       $   242.8            $   224.5             $   18.3                 8.1%
   SIMCO...................................           130.5                116.9                 13.6                11.7%
                                                      -----                -----                -----
         Total SunSource Industrial
         Services Company..................           373.3                341.4                 31.9                 9.3%
Hillman....................................            89.3                 79.4                  9.9                12.4%
Harding....................................            66.6                 68.7                 (2.1)               (3.0)%
                                                     ------               ------               -------
         Total Company ....................       $   529.2            $   489.5             $   39.7                 8.1%
                                                      =====                =====                 ====

         Sales of STS increased $18.3 million or 8.1% in the first nine months of 1997 to $242.8 million from $224.5 million in the comparable 1996 period due primarily to an increase in the volume of products sold and value-added services provided to STS's customer base. SIMCO's sales increased $13.6 million or 11.7% in the first nine-months of 1997 to $130.5 million from $116.9 million in the comparable 1996 period due to sales from new in-plant inventory management programs aggregating $9.1 million and an increase in expediter maintenance product sales of $4.5 million.

         Hillman's sales increased $9.9 million or 12.4% in the first nine months of 1997 to $89.3 million from $79.4 million in the comparable 1996 period as a result primarily of expansion into complementary product lines, such as keys, letters, numbers, signs and rope and chain accessories.

         Harding's sales decreased $2.1 million or 3.0% in the first nine months of 1997 to $66.6 million from $68.7 million in the comparable 1996 period. The decline is attributable to decreases in wholesale glass and other product lines aggregating $2.7 million, offset by an increase in retail automotive sales of $0.6 million. In recent years, Harding has discontinued certain low-margin product lines and has withdrawn from non-strategic markets. Growth in Harding's retail glass shops is expected to continue as a result of internal sales programs and acquisitions.

         Cost of sales increased $21.3 million or 7.2% in the first nine months of 1997 to $315.0 million from $293.7 million in the comparable 1996 period, due primarily to increased sales levels in the comparison period.

         Gross margins were 40.5% in the first nine months of 1997 compared with 40.0% in the comparable 1996 period, comprised by business segment as follows:


                                                            Nine Months Ended
                                                              September 30,
                                                        ------------------------
                                                         1997               1996
                                                         -----             -----
SunSource Industrial Services Company
     STS.......................................          26.1%             25.7%
     SIMCO.....................................          58.6%             61.4%
         Total SunSource Industrial
         Services Company......................          37.5%             37.9%
Hillman........................................          52.8%             49.9%
Harding........................................          40.8%             38.4%
         Total Company.........................          40.5%             40.0%

         The improvement in STS' gross margin is due primarily to labor efficiencies in its service and repair business and lower freight costs. The decrease in SIMCO's gross margin is due mainly to competitive pricing pressures and changes in sales mix as a result of new inventory management programs. Hillman's gross margins increased due primarily to a significant reduction in packaging costs in the first nine months of 1997 from the comparable 1996 period. The increase in Harding's gross margins was due primarily to improved purchasing management in auto and flat glass, exiting from low-margin product lines and efforts to improve margins in the wholesale flat glass business.

          Selling, warehouse and delivery and general & administrative
("S,G&A") expenses increased by $13.9 million or 8.5% in the first nine months of 1997 to $178.2 million from $164.2 million in the comparable 1996 period. Selling expenses increased $4.8 million comprised of increases in SunSource Industrial Services Company and Hillman to support expanded sales and Harding as a result of increased marketing efforts in retail glass. Warehouse and delivery expenses increased $2.6 million to support increased sales in the 1997 period. General and administrative expenses increased $6.5 million consisting of: (i) an increase of $5.3 million to support the overall increase in 1997 sales levels and the increased number of SIMCO system accounts and (ii) an increase of $1.3 million in corporate expenses compared to the 1996 period which included an expense reduction of $0.8 million as a result of incentive-based compensation plans and a non-recurring reduction in insurance reserves of $0.4 million.

         The Company is subject to federal, state and local income taxes on its domestic operations and foreign income taxes on its Canadian and Mexican operations as accounted for in accordance with Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" ("SFAS 109"). Deferred income taxes represent differences between the financial statement and tax bases of assets and liabilities as classified on the Company's balance sheet. The Company's provision for income taxes on a pro forma basis in the first nine months of 1997 increased $1.2 million from the first nine months of 1996 due to higher income levels in the 1997 period. The Company's effective income tax rate decreased from 47.0% in the 1996 period to 44.9% in the 1997 period as a result of certain expenses that are non-deductible permanently for tax purposes, such as goodwill.

         Operating Results Excluding Divisions Sold for the Three Years Ended December 31, 1996

         The table below reflects the results from ongoing operations of the Company for each of the three years in the period ended December 31, 1996, which excludes the sales, gross profit and operating expenses of divisions sold in 1995 and 1994. The management fee to general partner represents a payment made by the Company to its general partner while operating as a master limited partnership. Since the Company's conversion to corporate form, the management fee is retained by a wholly owned subsidiary of the Company.


                                                                                 Years Ended December 31,
                                                                 --------------------------------------------------------
                                                                      1996                1995                 1994
                                                                 --------------      ---------------      ---------------
                                                                                      (In thousands)
Net sales..................................................      $   649,254          $   599,865          $   558,754
Cost of sales..............................................          386,251              355,004              331,609
                                                                     -------              -------              -------
         Gross profit......................................          263,003              244,861              227,145
                                                                     -------              -------              -------

Operating expenses:
      Selling, general and administrative expenses.........          221,574              205,180              189,252
      Management fee to general partner....................            3,330                3,330                3,330
      Depreciation.........................................            3,623                3,358                3,249
      Amortization.........................................            1,924                1,961                2,143
                                                                   ---------            ---------            ---------
         Total operating expenses..........................          230,451              213,829              197,974
                                                                     -------              -------              -------
Restructuring charges......................................            5,950                   --                   --
Transaction costs..........................................            2,150                   --                   --
                                                                     -------         ------------         ------------
         Income from operations............................     $     24,452         $     31,032         $     29,171
                                                                ============         ============         ============

         Years Ended December 31, 1996 and 1995

         Net income for the year ended December 31, 1996 was $19.3 million compared with $44.1 million in 1995. As previously discussed, 1996 net income included a $4.9 million charge (net of $1.1 million in deferred tax benefits), related to the restructuring of STS and Harding and a $2.1 million charge for transaction costs associated with the Conversion. The 1995 net income included a gain of $20.6 million from the sale of the Downey Glass division in October 1995 and the Dorman Products division in January 1995. Net income for 1995 also included a $0.6 million charge related to the early retirement of debt and $0.3 million of operating income from the Downey Glass division. Excluding these non-recurring items, net income for 1996 amounted to $26.3 million or 10.5% above the comparable 1995 net income of $23.8 million.

         After giving effect to the Offering, the Conversion, the Refinancing and the elimination of gains and results of operations from divisions sold, as well as non-recurring items, pro forma net income for the twelve months ended December 31, 1996 was $9.1 million or $1.31 per Common Share or 10.2% above comparable 1995 net income of $8.2 million. See Notes to Pro Forma Consolidated Financial Statements for adjustments that affect comparability to historical results.

         Net sales increased $49.4 million or 8.2% in 1996 to $649.3 million from $599.9 million in 1995 resulting primarily from an increase in the volume of products sold due to continued strengthening in existing product markets as well as additional market penetration from new product lines and value-added services.

         Sales for the years ended December 31, 1996 and 1995 and sales variances by business segment are as follows:


                                                        Years Ended December 31,                 Sales Increase (Decrease)
                                                  ----------------------------------      ------------------------------------
                                                       1996                1995                Amount                 %
                                                  ---------------      -------------      ----------------      --------------
                                                                       (In millions)
SunSource Industrial Services Company
   STS.....................................         $   299.1           $  285.5              $   13.6                 4.8%
   SIMCO...................................             156.4              138.2                  18.2                13.1%
                                                        -----              -----                  ----
         Total SunSource Industrial
         Services Company..................             455.5              423.7                  31.8                 7.5%
Hillman....................................             103.4               84.6                  18.8                22.2%
Harding....................................              90.4               91.6                  (1.2)               (1.3)%
                                                       ------             ------                 ------               -----
         Total Company.....................         $   649.3           $  599.9              $   49.4                 8.2%
                                                        =====              =====                  ====                =====

         Sales of STS increased $13.6 million or 4.8% in 1996 to $299.1 million from $285.5 million in 1995 due to continued strength in existing product markets. SIMCO sales increased $18.2 million or 13.1% in 1996 to $156.4 million from $138.2 million in 1995 as a result of sales growth from new inventory management programs of $10.5 million and an increase in expediter maintenance product sales of $7.7 million.

         Hillman's sales increased $18.8 million or 22.2% in 1996 to $103.4 million from $84.6 million in 1995 due to contributions from the Curtis acquisition in the amount of approximately $11.0 million and the balance of $7.8 million in growth from new accounts, expansion of existing product lines and market penetration of new product lines.

         Harding's sales declined $1.2 million or 1.3% in 1996 to $90.4 million from $91.6 million in 1995 due to a decrease in wholesale glass, brokerage and other product line sales of $2.8 million and the discontinuation of certain low margin product lines and markets served aggregating $0.2 million, offset by an increase in retail glass sales of $1.8 million or 4.2% from the comparable 1995 period.

         Cost of sales increased $31.3 million or 8.8% in 1996 to $386.3 million from $355.0 million in 1995 due primarily to increased sales levels.

         Gross margins were 40.5% in 1996 compared with 40.8% in 1995, comprised by business segment as follows:


                                                   Years Ended December 31,
                                                   ------------------------
                                                   1996                 1995
                                                   ----                 ----

SunSource Industrial Services Company
   STS.....................................       26.7%                27.4%
   SIMCO...................................       61.1%                64.5%
         Total SunSource Industrial
         Services Company..................       38.6%                39.5%
Hillman....................................       50.8%                52.4%
Harding....................................       38.8%                35.9%
         Total Company.....................       40.5%                40.8%

         The decline in SunSource Industrial Services Company's gross margin was due mainly to competitive pricing pressures and changes in sales mix. Hillman's gross margins decreased due to reduced packaging productivity levels and costs associated with integration of the Curtis acquisition and for other business expansion programs. Harding's gross margins increased due to improved purchasing management and increased sales in retail glass which carries higher margins than the other product lines in this segment.

         S,G&A expenses increased by $16.4 million or 8.0% to $221.6 million in 1996 from $205.2 million in 1995, comprised as follows: increased selling expenses of $7.4 million supporting increased 1996 sales levels; increased warehouse and delivery expenses of $6.3 million due to the integration of the Curtis acquisition, expansion programs by certain operating units and the addition of seven large in-plant accounts by SIMCO; and increased general and administrative expenses of $2.7 million.

         Years Ended December 31, 1995 and 1994

         Net income for the year ended December 31, 1995 was $44.1 million including a combined gain of $20.6 million from the sale of the Dorman Products and Downey Glass divisions, compared with $29.5 million of net income in 1994, which included a gain of $3.5 million from the sale of the Electrical Group divisions in December 1994. Net income for 1995 also included a $0.6 million charge related to the early retirement of debt and a reduction in net interest cost of approximately $3.2 million from the prior year. Net income for the year ended December 31, 1994 included income from divisions sold aggregating $8.6 million. Excluding operating income and gains from divisions sold, as well as the extraordinary loss on early extinguishment of debt, net income for 1995 amounted to $23.8 million or 36.7% above comparable 1994 net income of $17.4 million.

         After giving effect to the Conversion, the Refinancing, the Offering and the elimination of gains and results of operations from divisions sold, as well as non-recurring items, net income for the year ended December 31, 1995 would have been $8.2 million, an increase of 103% from the comparable 1994 net income of $4.1 million. See Notes to Pro Forma Consolidated Financial Statements for adjustments that affect comparability to historical results.


         Net sales increased $41.1 million or 7.4% in 1995 to $599.9 million from $558.8 million in 1994, resulting primarily from an increase in the volume of products sold due to strengthening in most product markets and significant growth from sales programs and services initiated since 1992.

         Sales for the years ended December 31, 1995 and 1994 and sales variances by business segment were as follows:

                                                       Years Ended December 31,                 Sales Increase (Decrease)
                                                 -----------------------------------       ----------------------------------
                                                      1995                 1994                Amount                 %
                                                 ---------------      ---------------      ---------------      --------------
                                                                                 (In millions)
SunSource Industrial Services Company
   STS.....................................               $  285.5             $  260.4             $   25.1                 9.6%
   SIMCO...................................                  138.2                128.1                 10.1                 7.9%
                                                             -----                -----                 ----
         Total SunSource Industrial
         Services Company..................                  423.7                388.5                 35.2                 9.1%
Hillman....................................                   84.6                 72.8                 11.8                16.2%
Harding....................................                   91.6                 97.5                 (5.9)               (6.1)%
                                                            ------               ------                ------
         Total Company.....................               $  599.9             $  558.8             $   41.1                 7.4%
                                                             =====                =====                 ====

         Sales of SunSource Industrial Services Company increased $35.2 million or 9.1% in 1995 to $423.7 million from $388.5 million in 1994 due primarily to an increase in the volume of products sold as a result of strengthening in most product markets.

         Hillman's sales increased $11.8 million or 16.2% in 1995 to $84.6 million from $72.8 million in 1994 due primarily to continued geographic expansion and the introduction of new product lines.

         Harding's sales decreased $5.9 million or 6.1% in 1995 to $91.6 million from $97.5 million in 1994 due to a decline in sales volume primarily attributable to the discontinuation of certain product lines and markets served.

         Cost of sales increased $23.4 million or 7.1% in 1995 to $355.0 million from $331.6 million in 1994, due primarily to increased sales levels in the existing businesses in the comparison period.

         Gross margins were 40.8% in 1995 compared with 40.7% in 1994, comprised by business segment as follows:



                                                       Years Ended December 31,
                                                       ------------------------
                                                       1995                1994
                                                       ----                ----

SunSource Industrial Services Company
    STS.....................................          27.4%                27.7%
    SIMCO...................................          64.5%                65.9%
         Total SunSource Industrial
         Services Company...................          39.5%                40.3%
Hillman.....................................          52.4%                51.0%
Harding.....................................          35.9%                34.4%
         Total Company......................          40.8%                40.7%

         Changes in sales mix were the principal contributors to the changes in gross margins.

         S,G&A expenses increased by $15.9 million or 8.4% to $205.2 million in 1995 from $189.3 million in 1994, comprised as follows: increased selling expenses of $8.9 million, increased warehouse and delivery expenses of $3.2 million and increased general and administrative expenses of $3.8 million. The increase in S,G&A expenses supported increased 1995 sales levels and expansion programs by certain operating units. S,G&A as a percentage of sales increased from 33.9% in 1994 to 34.2% in 1995 due mainly to increased support payments, incentive programs and marketing efforts for the sales force.

         Interest expense, net decreased $3.0 million to $6.9 million in 1995 from $9.9 million in 1994 due to reduced financing costs of approximately $1.5 million from the prepayment of senior notes on March 14, 1995, $1.1 million from reduced borrowing levels under the Company's revolving credit facility and increased interest income of approximately $0.4 million.

         Other income, net was $0.7 million for the twelve months ended December 31, 1995, compared to $1.4 million of other expense recorded in 1994. This change was primarily due to the favorable settlement of certain non-recurring insurance and legal matters in 1995.

Liquidity and Capital Resources

         On a historical basis, net cash provided by operations was $23.0 million in the first nine months of 1997 compared with $20.6 million in the first nine months of 1996, an increase of $2.4 million. This increase was due primarily to increased net income of $5.4 million offset by increased working capital investment in operations in the comparison period of approximately $0.5 million, and other non-cash items of $2.5 million. The Company's net interest coverage ratio on a pro forma basis (earnings before interest, distributions on guaranteed preferred beneficial interests and taxes over net interest expense and distributions on guaranteed preferred beneficial interests) improved to 2.16x in the first nine months of 1997 from 1.95x in the comparable 1996 period.

         The Company's cash position of $2.7 million as of September 30, 1997 increased $1.0 million from the balance at December 31, 1996. Cash was provided during this period primarily from operations of $23.0 million and proceeds from the sale of property and equipment of $0.7 million. Cash was used during this period predominantly for capital expenditures ($3.3 million), cash distributions to partners ($13.9 million), pre-payment penalty on senior notes ($4.3 million) and other items ($1.2 million).

         The Company's working capital position of $105.4 million at September 30, 1997 represents an increase of $4.6 million from the December 31, 1996 level of $100.8 million. The Company's current ratio decreased to 2.02x at September 30, 1997 from 2.16x at December 31, 1996, principally due to an increase in distributions payable of $14.4 million related to the Conversion. Excluding this item, the Company's current ratio was 2.34x as of September 30, 1997.

         On September 30, 1997, the Company issued a $60.0 million 7.66% Senior Note due 2002 and amended its credit agreement to increase the aggregate availability under the existing revolving line of credit to $90.0 million at variable borrowing rates of LIBOR plus 1.0% to 1.5% or prime. SunSource anticipates interest cost savings of approximately 100 basis points through its new debt facilities compared to its previous debt structure. The Company's current borrowing capacity along with proceeds from the Offering is expected to provide the Company with sufficient working capital for reinvestment in its businesses and acquisition capital in the near future.

         As of September 30, 1997, the Company had $70.8 million available under its new credit facilities. As of September 30, 1997, the Company had $79.2 million of outstanding indebtedness consisting of the aforementioned $60.0 million Senior Note, bank borrowings totaling $17.0 million, and letter of credit commitments aggregating $2.2 million. In addition, an indirect, wholly-owned Canadian subsidiary of the Company has a $2.5 million Canadian dollar line of credit for working capital purposes, of which no amount was outstanding at September 30, 1997.

         As of September 30, 1997, the Company's total debt (including distributions payable) as a percentage of its consolidated capitalization (total debt, Trust Preferred Securities and stockholders' deficit) was 45.8% compared with 44.7% as of December 31, 1996. The Company's consolidated capitalization (including distributions payable) as of September 30, 1997 was $208.2 million compared to $173.0 million at December 31, 1996.

         Proceeds from the Offering will be used to repay borrowings under the Company's revolving credit facility. As a result of the Offering, the Company's net worth would be $7.5 million on an as adjusted basis as of September 30, 1997, resulting in total debt as a percentage of consolidated capitalization ratio of 40.7% as defined above.

         The Company spent approximately $5.0 million for capital expenditures in 1997, primarily for warehouse, machinery and equipment and computer hardware and software.

         The Company has recorded an estimated liability of $2.9 million at September 30, 1997 for remaining tax distributions due to Class B interest holders of the Partnership, related to taxable income for the nine months ended September 30, 1997 that is expected to be paid by March 31, 1998.

         As a result of the Conversion of the Partnership to corporate form, the Company's cash flow is expected to improve due to the following: (i) retention of the management fee payable to the general partner of SDI Operating Partners, L.P. in the amount of $3.3 million per year, (ii) retention of distributions on the general partner's ownership in the Partnership and SDI Operating Partners, L.P. amounting to approximately $0.4 million annually and (iii) a reduction in income tax rates.

         The Board of Directors of the Company declared on December 10, 1997 a cash dividend of $.10 per share of Common Stock which was paid on January 6, 1998, to holders of record as of December 22, 1997. The Company expects to declare future quarterly dividends on the Common Stock to aggregate $.40 per Common Share annually, subject to the discretion of its Board of Directors and dependent upon, among other things, the Company's future earnings, financial condition, capital requirements, funds needed for acquisitions, level of indebtedness, contractual restrictions and other factors that the Board of Directors deems relevant.

         The Company has deferred tax assets aggregating $15.9 million as of September 30, 1997. Management believes that the Company's deferred tax assets will be realized through the reversal of existing temporary differences between the financial statement and tax bases. The minimum level of future taxable income necessary to realize the Company's recorded deferred tax assets at September 30, 1997, is approximately $39.8 million. For the year ended December 31, 1996, the Company's consolidated federal taxable income was $28.6 million.

Recent Accounting Pronouncements

         In June 1997, the FASB issued SFAS 130, "Reporting Comprehensive Income," which requires changes in comprehensive income be shown in a financial statement that is displayed with the same prominence as other financial statements. Additionally, the FASB issued SFAS 131, "Disclosures about Segments of an Enterprise and Related Information," which requires disclosures in financial statements based on management's approach to segment reporting and industry requirements to report selected segment information, disclosures about products and services and major customers, on a quarterly basis. The Company will be required to adopt SFAS 130 and 131 during fiscal 1998. The impact of these new standards on the Company's future financial statements and disclosures has not been determined.

Inflation

         Inflation in recent years has had a modest impact on the operations of the Company. Continued inflation, over a period of years at higher than current rates, would result in significant increases in inventory costs and operating expenses. However, such higher cost of sales and operating expenses can generally be offset by increases in selling prices, although the ability of the Company's operating divisions to raise prices is dependent on competitive market conditions.

                                    BUSINESS

General

         SunSource is one of the largest providers of industrial products and related value-added services in North America. Through its applications engineers and technical support personnel, SunSource provides customized solutions to complex problems encountered by its customers. The Company believes that it differentiates itself from other industrial distributors by providing superior technical and problem-solving capabilities in addition to an extensive product offering and broad array of related services, such as engineering design and integrated supply arrangements. The Company has more than 180,000 customers, none of which represents more than 5% of annual net sales. The Company's distribution and related services support more than 1,300 product lines, consisting of approximately 175,000 stock keeping units.

         The Company traces its origins to 1975, when Sun decided to pursue a diversification strategy outside of its traditional energy business. After an extensive analysis of strategic alternatives, Sun concluded that the industrial distribution business offered substantial opportunities for growth, high returns on invested capital, and relatively low business risk. Sun pursued this strategy through Sun Distributors, Inc., which became an industry consolidator and acquired 16 companies between 1975 and 1985. In 1986, Sun decided to refocus its efforts on its core energy business and sell its non-energy businesses. The Company was purchased by a predecessor affiliate of the Selling Stockholders in October 1986. In February 1987, the Company made an initial public offering of its limited partnership interests and became a publicly traded master limited partnership.

         The Company continued to make acquisitions after its initial public offering, but its ability to make acquisitions after 1991 was hindered by its partnership structure and associated restrictions in the Company's credit agreements. In 1994 and 1995, the Company divested three non-strategic businesses with aggregate 1994 sales of $177.1 million. The Company converted from partnership to corporate form on September 30, 1997.

         The Company has targeted three businesses within the distribution industry which are characterized by a potential for value-added services, economies of scale and opportunities for further consolidation.

         Industrial Services. SunSource Industrial Services Company, with sales of $455 million in 1996, provides a broad range of products and services throughout North America through the sales and marketing activities of STS and SIMCO. The Company believes that STS is a leading provider of systems, parts and engineering services for hydraulic, pneumatic, electrical and related systems to major industrial concerns, such as Ford Motor Company, Hillrom and Vermeer Manufacturing, as well as small and medium-size businesses. STS provides services, including engineering and design of both products and processes and the assembly and repair of complex systems, which enable its customers to outsource engineering and other functions which they previously performed in-house. SIMCO provides inventory management services enabling its customers to reduce inventory investment and the associated expenses of purchasing, receiving, disbursing and accounting for parts and materials.

         Hardware Merchandising Services. Hillman, with sales of $103 million in 1996, provides small hardware items and merchandising services to retail hardware stores through a nationwide sales and service organization. Hillman offers a full range of fasteners, letters, numbers, signs, keys, rope and chain accessories and many other inexpensive "specialty" goods, which are "must-have" items for retailers that cannot be managed economically by the retailer's own employees because of the large number of items and their low prices. Hillman maintains a 235 person nationwide sales and service organization which seeks to ensure that its customers' inventories are maintained at appropriate levels with a minimum of administrative effort or expense. Hillman also provides inventory management software that ties into retailers' point-of-sale systems. Through its merchandising system, Hillman assists retailers with rack positioning, store layout, new package design and color coding systems to permit ease of shopping by consumers.

         Glass Merchandising. Harding, with sales of $90 million in 1996, operates one of the largest networks of full service retail glass shops in the United States. Harding is comprised of approximately 85 retail locations throughout the Southwest and, to a lesser degree, along the East Coast. Harding sells and installs automotive glass and also sells, fabricates and installs flat glass. Customers include individual retail consumers, insurance companies and commercial accounts.

         The table below provides the sales and gross profit for each of the Company's three businesses for the nine months ended September 30, 1997 and 1996 and for each of the three years in the period ended December 31, 1996, excluding sales and gross profit from divisions sold. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                  FINANCIAL INFORMATION BY BUSINESS (UNAUDITED)
                                 (In thousands)


                                  Nine Months Ended September 30,                     Years Ended December 31,
                                  --------------------------------------------------------------------------------------------------
                                          1997               1996                1996               1995                 1994
                                  -----------------  -------------------  ------------------   ----------------   ------------------
                                            % Total              % Total              % Total           % Total              % Total
SALES                                        Sales                Sales                Sales              Sales                Sales
                                             -----                -----                -----              -----                -----
SunSource Industrial Services
 Company
  STS............................ $ 242,804    45.9%  $ 224,542    45.9%  $ 299,068   46.1%  $ 285,466   47.6%   $ 260,428    46.6%
  SIMCO..........................   130,514    24.6%    116,891    23.9%    156,380   24.1%    138,207   23.0%     128,077    22.9%
                                  ---------    ----     --------    ----   --------   ----    --------   -----   ----------   -----
      Total SunSource Industrial
        Services Company.........   373,318    70.5%    341,433    69.8%    455,448   70.2%    423,673   70.6%     388,505    69.5%
Hillman..........................    89,235    16.9%     79,369    16.2%    103,437   15.9%     84,631   14.1%      72,779    13.0%
Harding..........................    66,646    12.6%     68,715    14.0%     90,369   13.9%     91,561   15.3%      97,470    17.5%
                                  ---------    ----   ---------   -----    --------   -----  ---------  -----    ---------   ----
   Consolidated Net Sales........ $ 529,199   100.0%  $ 489,517   100.0%   $649,254  100.0%  $ 599,865  100.0%   $ 558,754   100.0%
                                  =========   ======  =========   ======   ========  ======  =========  ======   =========   ======

GROSS PROFIT                                 % Sales             % Sales             % Sales            % Sales              % Sales
------------                                 -------             -------             -------            -------              -------
SunSource Industrial Services
 Company
  STS............................ $  63,438    26.1%  $  57,949    25.7%   $  79,745  26.7%  $  78,496   27.4%   $  72,019    27.7%
  SIMCO..........................    76,439    58.6%     71,810    61.4%      95,626  61.1%     89,171   64.5%      84,432    65.9%
                                  ---------           ---------            ---------         ---------         -----------
      Total SunSource Industrial
        Services Company.........   139,877    37.5%    129,759    37.9%     175,371  38.6%    167,667   39.5%     156,451    40.3%
Hillman..........................    47,100    52.8%     39,599    49.9%      52,527  50.8%     44,360   52.4%      37,130    51.0%
Harding..........................    27,222    40.8%     26,411    38.4%      35,105  38.8%     32,834   35.9%      33,564    34.4%
                                  ---------           ---------            ---------         ---------           ---------
   Consolidated Gross Profit..... $ 214,199    40.5%  $ 195,769    40.0%   $ 263,003  40.5%  $ 244,861   40.8%   $ 227,145    40.7%
                                  =========           =========            =========         =========           =========


Industry Overview

         The Company operates in large, fragmented industries characterized by multiple channels of supply. These channels of supply are currently experiencing significant changes driven by the higher quality and widespread availability of management information systems. With better information, manufacturers, distributors and customers are all able to track their expenses, investments and returns on investments more accurately. The distribution industry is driven by the following trends which are rendering the traditional producer-controlled channels obsolete and subject to being replaced by new channels organized around customer requirements and value-added services.

         Manufacturers are increasing their reliance on distributors in order to enhance their profitability and improve their returns on capital. Manufacturers are attempting to (i) reduce their logistics expense by making less frequent, larger shipments to fewer locations; (ii) reduce their sales expense by shrinking their direct sales forces; (iii) lower their marketing expense by trimming or eliminating technical support of their product lines; (iv) control their inventory investment with computer systems that enable them to track the inventory held by their distributors; and (v) improve their credit exposure by dealing with fewer, better capitalized distributors.

         Customers are increasing their reliance on value-added distributors as their contacts with the manufacturers diminish or cease altogether. Customers are beginning to rely on their distributors for technical support, engineering, repair and other services no longer available from the downsized manufacturers. The Company believes that the percentage of products sold through distributors will continue to increase as customers move to consolidate supply sources to streamline operations and reduce administrative costs. Customers can monitor their inventory requirements through the distributor's information system and avoid stocking such inventory until necessary. In addition, current information systems enable customers to measure precisely the economic benefits provided by their distributors.

         Customers are outsourcing non-core functions to high quality service providers. Many companies have chosen to outsource primary supply chain functions including procurement, delivery and inventory management functions to high-quality service providers. Others have outsourced primary engineering, maintenance and repair functions. The Company expects this trend to continue as customers increasingly concentrate resources on developing their core capabilities.

         Channels of distribution are in the process of consolidation. The increasing demands upon distributors from both vendors and customers are forcing them to make substantial investments in technology, training and logistics systems. Many smaller distributors that cannot afford to make these investments are being acquired by larger competitors that can provide the requisite services. The surviving, larger distributors enjoy multiple benefits, such as greater purchasing power with vendors, a larger revenue base over which to spread substantial fixed costs and lower costs of capital.

         Managerial skills required for success in industrial distribution are changing dramatically. Management today must deal with complex and sophisticated national distribution channels while remaining responsive to increasingly individualized customer demands. Future success will require management to adapt to changing technology and develop sophisticated organizations that are comfortable with change and can react quickly.

Business Strategy

         While each of the Company's three businesses has its roots in traditional wholesale distributor activities, the evolution of each business has been affected in significantly different ways by the trends discussed above. However, commonalities among the businesses have enabled the Company to build a record of strong, profitable growth on the basis of three core competencies:

         o Acquisition Integration Capability - The ability to integrate acquired companies while improving operational efficiencies and enhancing their effectiveness in the marketplace.

         Since the organization of its predecessor in 1975 and through 1991, the Company grew primarily through acquisitions of existing distribution companies. During this period, a series of acquisitions expanded the Company's operations both geographically and in the number and types of products offered. Thirty-five of these acquisitions had purchase prices in excess of $1 million and approximately 40 more had purchase prices under $1 million. The Company's ability to make acquisitions since 1991 was hindered by its previous partnership structure and associated restrictions in its credit agreement. As a result of the Conversion, the Refinancing and this Offering, the Company expects to have the necessary financial capacity to resume its acquisition program. The Company intends to seek acquisition candidates that have developed attractive market niches, have strong management and have demonstrated their ability to achieve stable growth and high returns on invested capital.

         o Ability to Capitalize on Industry Trends - The ability to execute dynamic business strategies to capitalize on opportunities arising from rapid structural changes in the marketplace.

         The Company has established separate organizations for its three businesses, each headed by a chief executive officer who is supported by sales, marketing, financial, logistics and information systems resources. This organizational structure enables the Company to manage each of its businesses within the context of the varying market opportunities, rates of change, and competitive threats affecting those businesses. The Company's small headquarters staff shapes and guides the strategic decisions of its operating companies. Performance benchmarks are established as part of this process and progress is monitored to ensure that initiatives remain on track.

         o Technology for Competitive Advantage - The ability to use technology and technical expertise as competitive advantages to build and defend attractive market niches.

         Technology offers significant opportunities for improving both the Company's internal operations and its product and service offerings to its customers. For example, STS is implementing a new integrated information system which will permit (i) the centralization of the purchasing function, resulting in a smaller staff with a higher level of professional skills; (ii) a reduction in the number of warehouses from 36 to fewer than ten; (iii) higher customer order fill rates; and
         (iv) lower exposure to obsolete or slow-moving inventory. Hillman has developed a new sales tracking program that will enable it to closely monitor the performance of its sales representatives with respect to increasing product line penetration within their accounts. Harding's new management information system improves its ability to manage operations and fully utilize its purchasing power. It also permits Harding to integrate acquisitions substantially faster than was previously possible.

Growth Opportunities

         SunSource believes that each of its three operating businesses is well positioned to capture opportunities in the markets in which it participates.

         SunSource Industrial Services Company's strategy is to capitalize on the trends among industrial customers toward consolidation of suppliers, outsourcing the procurement function for goods and outsourcing in-plant services for which they lack expertise or sufficient resources.

         STS believes that it can significantly increase its revenues by expanding its relationships with large industrial customers to provide them with the full range of available products and services which STS can provide. To this end, STS is currently enhancing its sales organization to include industry specialists to augment the effectiveness of individual sales representatives. For example, a sales representative could call upon STS' technology specialists to assist in solving a paper mill's production problem. A successful solution would be communicated to STS' industry specialist, who would check for similar opportunities at the customer's other mills and would ensure the information was made available to all STS representatives who call on paper mills.

         STS plans to continue its successful program of establishing service centers for the repair and overhaul of hydraulic equipment in major industrial markets around the country. In addition, STS intends to resume its acquisition program later in 1998 when its restructuring project is closer to completion. STS' acquisition strategy is to acquire technology-driven distributors on the West Coast, New England, and Florida to solidify its geographic coverage in those areas. STS' objective is also to acquire companies with complementary services, such as vibration monitoring or preventive maintenance programs to industrial facilities.

         Hillman's strategy is to capitalize on the desire of its customers to shift the burden of maintaining a complex, low value inventory as well as to continually expand its product line. Hillman currently services approximately 8,000 retail hardware locations, an estimated 65% of the retail hardware outlets that are large enough to benefit from the Hillman merchandising system. Management believes that growth is most likely to come from: (i) further penetration of the retail hardware outlet markets; (ii) an increase in the average number of Hillman product lines sold to each retail hardware outlet;
(iii) expanded participation in the home center and regional lumber yard businesses in the United States; and (iv) expansion in the Caribbean, Mexico and Central America under a newly-hired Director of International Sales. Hillman targets companies for acquisition that offer a significant extension of its already broad product line, companies with substantial selling relationships with very large outlets, such as home centers and nationwide building supply operations, and companies which offer management services which would be of value to Hillman's customer base (such as companies that specialize in providing set up and layout design services for new store locations).

         Harding believes that it has an excellent opportunity to build its network of retail glass shops through further acquisitions in the highly fragmented retail glass industry that consists of more than 9,000 independent and small regional glass shops.

Industrial Services (STS and SIMCO)

         SunSource Industrial Services Company provides a single nationwide source for a broad array of industrial products and supporting technical services. SunSource Industrial Services Company is comprised of two sales and marketing activities--STS and SIMCO. Their common strategy is to capitalize on the increasing awareness of many industrial companies of their inefficiencies in performing activities that are ancillary to their principal business. These activities include repairing equipment, running preventive maintenance programs, maintaining in-house engineering capabilities and inventory management. In most instances, the only alternative available to many industrial companies for such services has been small, local firms, many of which lack the resources necessary to assure the quality of services that they provide. SunSource Industrial Services Company's customers are located throughout the United States, Mexico and Canada and include major industrial concerns, as well as small and medium-size businesses.

         SunSource Technology Services (STS)

         STS, with sales of approximately $300 million in 1996, offers a full range of technology-based products and services to its customers. Its product lines include hydraulic, pneumatic, electronic and filtration parts and equipment. Services include engineering design, equipment repair and product upgrades.

         STS seeks to build strong relationships with its customers by providing technological/problem-solving capabilities along with quality products. STS relies on its engineering and fabricating capabilities to provide customized solutions for specific applications requiring product engineering, assembly or fabrication. To help a customer better understand how it is performing relative to best industry practices, STS can perform a technology review of the customer's facilities covering areas such as electronic systems, hydraulics, pneumatics, repair activities and inventory management. STS can demonstrate to its customers those areas in which they meet best industry practices and, when they do not, offer detailed, cost-efficient steps to improve their performance to meet those standards. STS also conducts multiple-day training programs to help customers stay current with evolving technologies relevant to their operations.

         STS has benefited from the trend for manufacturers to move towards increased standardization of products. The result is that many such products have to be modified and used in combination with other components in order to meet customers' performance requirements. STS recognized this trend as an opportunity to set up a formal system to customize standardized products to meet the more specialized needs of its customers. One example of this type of customized solution is a hydraulic integrated circuit ("HIC"), which is more compact and less prone to leakage than a generic circuit. Customized solutions like HICs make STS a more valuable resource to its customers, thereby allowing STS greater pricing flexibility. Management believes that there is a growing market for such customized solutions among medium and smaller original equipment manufacturers ("OEM") who do not have the capabilities to develop such products.

         Since 1991, STS has opened 26 repair centers throughout the United States to provide customers with convenient and reliable sources for the repair of worn-out hydraulic power equipment. Repair centers have been useful in gaining market share as they have helped STS achieve an expanded relationship with many of its customers. They also provide STS with an opportunity to win new customers because many of the local distributors do not have the resources to provide comparable repair services. STS plans to continue its successful program of establishing service centers for the repair and overhaul of hydraulic equipment in major industrial markets around the country.

         The six hydraulic and pneumatic distributors which today comprise STS were acquired by the Company between 1976 and 1991. The acquired companies typically enjoyed profitable market niches created either through exclusive territories granted by their vendors or the unique services they offered. Until recently, STS operated each of its divisions on a decentralized basis with each division having its own president and vice president of sales. In early 1997, STS initiated a three-year project to consolidate financial and administrative activities in its Chicago headquarters. STS is in the first stage of installing a new information system that should be fully operational in the first half of 1999. In addition, STS is in the process of consolidating 36 inventory stocking locations into fewer than ten facilities which the Company believes will result in significantly lower operating costs and better product availability. Centralized purchasing and inventory management is expected to result in improved fill rates for customers while at the same time reducing STS' inventory investment, leveraging its purchasing power with many suppliers and reducing suppliers' operating costs. As an important part of this restructuring, the focus of the sales organization will increasingly be on specific technologies and market segments instead of geography.

         Products and Suppliers. STS believes that it carries the most diverse selection of fluid power products of any distributor in the United States, totaling an estimated 100,000 items in five major product categories. Typically, hydraulic systems are employed for dealing with heavy loads in applications such as mining, manufacturing, construction or agriculture. An example of a hydraulic application is the system that controls the positioning of the scraping blade of a road grader - an integrated system of motors, pumps, valves, tubing, sensors and electronic controls. Pneumatic systems are similar to hydraulic systems except that air or some other gas is substituted for hydraulic fluid. Pneumatic systems are preferred for lighter weight applications such as light manufacturing and packaging lines. Hydraulic and pneumatic products represented approximately 60% and 21%, respectively, of STS' 1996 sales.

         STS distributes products in five major product categories. A representative list of products by category is shown below:

Product Category                     Representative Products
-------------------------------      -----------------------------------------------------------------------------------
Hydraulic Products                   Accumulators                 Heat Exchangers                Power Units
                                     Contamination Controls       Hoses                          Pumps
                                     Control Valves               Hydrostatic Drives             Regulators
                                     Coolers                      Hydrostatic Transmissions      Servos
                                     Cylinders                    Manifold Systems               Swivels
                                     Fittings                     Motors                         Tubing
                                     Gauges                       Oil Filters                    Valves
                                     Gear Boxes                   Power Steering Units           Winches

Pneumatic Products                   Actuators                    Control Valves                 Lube Systems
                                     Air Cylinders                Coolers                        Lubricators
                                     Air Dryers                   Couplings                      Plastic Tubing
                                     Air Filters                  Cylinders                      Pressure Switches
                                     Air Lubricators              Dryers                         Regulators
                                     Air Regulators               Filters                        Slides
                                     Air Springs                  Fittings                       Switches
                                     Booster Pumps                Gauges                         Vacuum Generators
                                     Cable Cylinders              Grippers                       Vacuum Pumps
                                     Connector Products           Lube Panels                    Valves

Electronic Controls                  AC Converters                Electric Controls              Starters
                                     Contractors                  Encoders                       Switches
                                     Controls                     Motion Control Systems         Tachometers
                                     Counters                     Sensors                        Timers
                                     Electric Actuators           Software

Filtration Products                  Filtration Media             Pump Systems                   Regulators
                                     Meters                       Pumps

Lubrication Products                 Air Lubricators              Lubricators

         STS has a broad supply base which includes almost all major manufacturers of fluid power products in the United States. STS' top ten suppliers account for less than 30% of its 1996 sales. Because of the fragmented nature of the industry, manufacturers of fluid power equipment historically have awarded their franchises on a limited geographical basis. STS has secured exclusive franchises within certain geographic areas from significant suppliers such as Vickers, Hydroline, Trabon, Versa, SMC, Denison, Norgren, Mosier and Hansen. Two of STS' larger suppliers are Sunstrand and Commercial, whose products are distributed in most of STS' territories.

         In recent years there has been considerable consolidation among suppliers, a trend which management believes will continue. STS, as a leading fluid power distributor, is likely to benefit from this trend. In addition, STS seeks to provide valuable market and product information that enhances its relationships with its key suppliers by helping them improve their product offering in response to changing market demands.

         Markets and Customers. STS currently serves over 35,000 customers, the top ten of which accounted for approximately 11% of its 1996 sales. Approximately 60% of sales are to OEM customers who incorporate the equipment or system purchased from STS into their final products. An example of an OEM customer is a manufacturer of back-hoes who incorporates a STS hydraulic system to operate the hoe. The remaining 40% of sales are to maintenance, repair and operation ("MRO") customers who use STS products as part of their production process. An example of an MRO customer is an automobile manufacturer whose heavy metal presses are powered by large hydraulic systems designed and installed by STS.

         Within the MRO and OEM markets, STS sells to construction and mining equipment manufacturers, industrial wholesale distributors, metalworking equipment manufacturers, farm and garden equipment manufacturers, industrial specialized machinery manufacturers and automobile and auto parts manufacturers.

         Sales and Marketing. STS markets its products nationwide, principally through a network of outside sales representatives supported by inside sales representatives and a telemarketing operation. In order to become more responsive to the increasing demands of customers, STS has devoted substantial resources to make its sales force more specialized both in terms of technical training and industry knowledge.

         STS employs approximately 315 outside sales representatives. Each customer has a primary sales representative who might be assisted by technology specialists or industry specialists. Technology specialists are available in the fields of hydraulics, pneumatics, mobile equipment, lubrication, filtration, automation and other specialties while industry specialists bring particular expertise in industries such as pulp and paper, construction equipment, injection molding or heavy metal working. STS is in the process of adding additional industry specialists to its sales organization.

         To support the outside sales representatives, STS employs approximately 235 inside sales representatives who collectively function as a customer service department, taking orders from customers on the telephone, answering questions and solving problems. STS also employs approximately 20 people in its telemarketing group which is responsible for customers with sales potential not large enough to justify the cost of service by an outside sales representative. STS has established an electronic data interchange ("EDI") capability for use with selected customers and vendors and is in the early stages of establishing a presence on the Internet.

         Competition. The great majority of STS' competitors are relatively small companies with sales of less than $10 million from one or two facilities. Many of these companies offer considerable depth in certain product lines, together with related technical support. STS competes with these companies on price, the strength of its product offering and an extensive range of ancillary technical services. The largest national competitor is Motion Industries which competes on the basis of price and product availability. Another national competitor is Applied Industrial Technologies, Inc., formerly known as Bearings, Inc.

         Sun Inventory Management Company (SIMCO)

         SIMCO provides inventory management services resulting in the delivery of required material to the customer's point of use at the lowest total cost. SIMCO's customers range from small machine shops with two or three employees to major manufacturing facilities with thousands of employees.

         SIMCO serves its small and medium-size accounts through its "expediter" activity. The expediter activity, with sales of $121 million in 1996, offers personalized, small parts inventory management service to the low volume customer. The expediter sales force relieves the customer of the inconvenience and expense of purchasing numerous, small, inexpensive maintenance parts and provides assurance against the expense and inconvenience of stock outs. Sales in this market segment tend to be of relatively small dollar value items with limited technology content but high service demands. The Company believes that SIMCO has a competitive advantage in this market segment due to its large sales force, a broad inventory of parts for diverse applications, a reputation for high-quality products, a responsive physical distribution system and a computerized material management system which permits 98% of all orders to be shipped within 24 hours. In 1996, the expediter activity of SIMCO sold more than 25,000 products to over 50,000 customers in the United States and Canada.

         SIMCO's "integrated supply" activity, with sales of $35 million in 1996, is focused on major industrial manufacturing customers. In some instances, SIMCO will take over complete responsibility for a customer's purchases of maintenance, repair and operating supplies. In those cases, SIMCO places the purchase orders, receives the material and dispenses it to the customer's employees from the customer's tool cribs. The advantage to the customer is substantial reduction in the total cost of procuring and handling the thousands of items which are routinely used by a large facility, while at the same time improving the availability of these materials.

         Products and Suppliers. SIMCO's expediter activity packages and inventories over 25,000 items in nine major product categories. The largest category is fasteners, which accounted for approximately 30% of SIMCO's 1996 expediter sales. A representative list of products of SIMCO's expediter activity by category is shown below:


Product Category                          Representative Products
------------------------------------      ------------------------------------------------------------------------------
Fasteners                                 Bolts                      Nuts                     Socket Products
                                          Cotter Pins                Screws                   Washers

Electrical Products                       Clamps                     Plugs/Clips              Terminals
                                          Connectors                 Fuses/Switches           Wire/Cable

Fluid Power                               Connectors                 Hydraulic Hose           Unions
                                          Fittings                   Tubing                   Valves

Cutting Tools                             Abrasives                  Drill Bits               Reamers
                                          Cutoff Blades              Hacksaw Blades           Taps and Dies


Chemicals                                 Adhesives                  Coolants                 Paints
                                          Brake Cleaner              Lubricants               Penetrating Fluid

Transportation Hardware                   Air Brake Parts            Filters                  Ignition Parts
                                          Body Hardware              Gaskets                  Wheel Hardware

Assortments                               Cutting Tools              Electrical Products      Fasteners

Shop Supplies                             Brooms                     Hand Cleaners            Towels

Welding and Other                         Regulators                 Solder                   Welding Rods

         SIMCO purchases the parts it needs for its expediter activity from over 600 regular vendors, none of which account for greater than 2% of SIMCO's annual purchases. SIMCO has long-standing relationships with a majority of its suppliers and continually seeks to upgrade vendor performance by measuring it and educating vendors on SIMCO's quality and service standards. A majority of the products sold by SIMCO's expediter activity are packaged by vendors under SIMCO's private brand labels.

         To maintain its reputation for leading product lines and "one-stop shopping," SIMCO's expediter activity emphasizes new product innovation and is an active participant in trade shows and trade publications. SIMCO works with its vendors to introduce more than 500 new products per year.

         The products and suppliers used by SIMCO's integrated supply activity vary considerably depending on the nature of the customer's manufacturing activity. SIMCO seeks to maximize its purchasing power by aggregating purchases of common items used by multiple SIMCO customers and also by purchasing through the other SunSource businesses. SIMCO often obtains lower prices and provides improved availability for many products without changing the customer's vendors.

         Markets and Customers. Customers of the expediter activity tend to be smaller companies that make frequent small purchases. A typical expediter customer purchases less than $2,400 per year from SIMCO and includes truck fleet operators, construction and mining operations, industrial plants, paper plants, welding shops, hospitals, schools, government facilities and automobile dealerships.

         SIMCO's integrated supply customers tend to be large industrial facilities which purchase in excess of $1 million per year from SIMCO. SIMCO's major industrial customers include Colgate Palmolive, Mercedes Benz and Marley Cooling Tower.

         Sales and Marketing. SIMCO's expediter sales representatives serve their customers by providing merchandising systems, helping control inventory and physically stocking and organizing products. For example, a sales representative might maintain an inventory of 100 to 150 small items for an automobile repair center. Items typically include nuts, bolts, small cutting tools, lubricants and related items. The service provided to the customer is to insure that all of these small consumables remain in stock, thereby enabling the customer to avoid the expense of maintaining inventories, placing purchase orders and receiving materials. Even more importantly, the customer's highly trained technicians do not have to waste time and money tracking down missing parts of nominal dollar value. Larger accounts are offered programmed inventory maintenance service ("PIMS") to ensure that inventory is maintained at appropriate levels. PIMS sales account for approximately 20% of total expediter sales. SIMCO also offers customized product literature which is targeted to selected niche markets.

         SIMCO's expediter sales force consists of approximately 750 sales representatives, each of whom sells the entire product line and serves an average of 65 customer accounts. Ten to twelve sales representatives in a geographical area report to a district manager, who in turn reports to one of ten regional vice presidents. Sales management support includes training on new product applications and technical information to assist customers in solving operational and maintenance problems. The marketing department provides support in the form of product line management, promotional programs, catalogs and related materials. Logistics support is provided by seven strategically located distribution centers and a computerized material management system which assures fast, accurate and complete shipments.

         SIMCO approaches its larger integrated supply customers by offering to perform a survey of their existing procurement practices. The goal of the study is to determine whether the customer's total costs can be reduced by utilizing the outsourcing services offered by SIMCO. Typically, savings occur in the customer's purchasing department, in its tool cribs or other dispensing locations within its facility and in lower inventory carrying costs. The net result of a decision to outsource to SIMCO is typically lower total costs, substantial reduction in inventory investment and improved product availability.

         Competition. SIMCO's expediter activity competes primarily with other national expediters that similarly provide a high level of service, and to a lesser extent with more narrowly focused regional or small local distributors competing mainly on the basis of low price with minimal service. The four largest national expediters are Premier Industrial, Bowman Products, Curtis Industries and Lawson Products, none of which has a significant market share. SIMCO's expediter business serves all segments of the highly fragmented MRO market and has less than 1% market share. The Company believes that SIMCO can capture additional market share by increasing the number of its qualified sales representatives and has recently undertaken a program to improve the quality and training of its sales representatives.

         The competition for SIMCO's integrated supply activity comes from a large number of companies following a variety of strategies. Some competitors seek to be perceived as an integrated supplier by continually increasing the number of product lines offered. Other competitors provide staff to dispense product in a customer's plant. SIMCO also competes with "strategic alliances" among established distributors of traditional product lines.

Hardware Merchandising Services (Hillman)

         The Company believes that Hillman, with sales of $103 million in 1996, is the leading supplier of merchandising services, fasteners and related small hardware repair items to retail outlets in the United States. Through its sales and service force, Hillman provides hardware retailers in all 50 states and in Mexico, Central and South America with an extensive line of fasteners and other small hardware items. More importantly, Hillman complements its extensive product selection with value-added services for the retailer.

         Fasteners and other small hardware items typically account for approximately 25% of a hardware store's traffic, but less than 5% of its revenues. A typical hardware store maintains in inventory thousands of different items, many of which generate only small profits. It is difficult for a retailer to monitor economically all stock levels and to reorder the products from multiple vendors. The problem is compounded by the necessity of receiving small shipments of inventory at different times and having to stock the goods. However, failure to have these small items consistently available will have an adverse effect on store traffic, thereby denying the retailer the opportunity to sell items that generate higher profits.

         Hillman's sales representatives regularly visit retail outlets to review stock levels and to reorder those items in need of replacement. Thousands of items can thus be actively managed with the retailer experiencing a substantial reduction in paperwork and labor costs. Hillman's sales representatives also assist in organizing the products in a user-friendly manner. Hillman complements its broad range of products with value-added merchandising services such as free displays, product identification stickers, retail price stickers, store rack and drawer systems, assistance in rack positioning and store layout and inventory and restocking services. Hillman periodically introduces new package designs and color-coding for ease of shopping by hardware store customers, and also modifies rack designs to improve attractiveness of individual store displays. Furthermore, Hillman provides the retailer with inventory management software that ties to the retailer's point-of-sale system. In effect, Hillman functions as a merchandising manager for the hardware store. Hillman supports these services with high order fill rates and rapid delivery from its nine distribution centers across the United States. Orders are shipped within 24 hours with a 96% order fill rate.

         Products and Suppliers. Hillman buys its products from approximately 500 vendors, the largest of which accounted for 14.6% of Hillman's 1996 purchases and the top ten of which accounted for less than 45% of Hillman's 1996 total purchases. Hillman's wide variety of products includes standard and specialty nuts, bolts, screws, washers and anchors, plus brass, stainless steel, plastic and miscellaneous fasteners. Management believes that Hillman's selection of over 20,000 fastener items is the largest in the industry. Non-fastener products include locks, keys, letters, numbers, signs, rope and chain accessories and an extensive list of special-purpose items having a relatively limited product line such as corks, electrical connectors, flashlight bulbs, specialty fuses, and picture hangers.

         Hillman buys approximately half of its purchases directly from foreign suppliers and coordinates its overseas purchasing with SIMCO. The balance of purchases are made from domestic manufacturers and master distributors. To assure quality from its vendors, Hillman conducts annual on-site evaluations and random sampling of products and communicates the results to vendors. Hillman also tracks the performance of its vendors based on delivery time and accuracy of shipments.

         Markets and Customers. Hillman services approximately 8,000 full service retail outlets. Hillman historically has serviced individual dealers of some of the larger cooperatives, such as Cotter (Tru-Serve), Ace and HWI. Hillman sells directly to the cooperative's retail locations and also supplies many fastener items to the cooperative's central warehouses. These central warehouses continue to distribute to their smaller members that do not have the purchase volume to justify direct service from Hillman. These arrangements with the cooperatives reduce credit risk and logistics for Hillman and reduce central warehouse inventory and delivery costs for the cooperatives.

         Hillman is also increasing its focus on regional and national lumber yards and home centers, particularly companies with three to fifteen locations. Management believes that the dynamics which make its services attractive to hardware retailers are present with these larger customers as well. At the present time, Hillman sells approximately $15 million to this market segment. Management has established a special sales and service force to further penetrate this market segment.

         Hillman also sells to approximately 6,000 smaller hardware outlets who are not large enough to qualify for Hillman's full service program, and has four sales representatives dedicated to serving industrial customers in the greater Cincinnati area. Hillman can offer such industrial customers very attractive prices because of Hillman's purchasing power and low freight costs.

         Sales and Marketing. Hillman believes that it is more responsive to customers' needs than its competitors because it operates the largest direct national sales force selling fasteners and small hardware repair items and providing related value-added services to hardware stores. The sales force is comprised of a vice president of sales, two regional managers, 20 field sales managers and approximately 175 sales representatives. Each sales representative is responsible for approximately 50 full service accounts, each of which is generally called on an average of every three weeks. Several specialists call on cooperative warehouses and others focus on home centers and regional lumber yards. The sales effort to home centers and lumber yards is supported by a 60 person service organization that is devoted to maintaining the customers' inventory levels and ensuring that the Hillman displays are properly maintained. Hillman has an EDI system which is used by a number of larger customers. Hillman's sales force is supported by a five person customer support staff which is responsible for quoting special items and bulk quantity orders, expediting orders, issuing credits and providing sales representatives with customer feedback.

         Competition. The principal competitors for Hillman's core business are Midwest Fasteners, Servalite, Elco and Sharon Bolt & Screw, the latter two of which carry only fastener products. Hillman competes primarily on the strength of the merchandising services it provides, as well as product availability, price and breadth of product line.

Management estimates that Hillman sells to approximately 65% of the full service retail outlets that comprise its core market. The smaller hardware outlets who purchase products but not services from Hillman also purchase products from local and regional distributors and cooperatives. Competition in this segment is primarily on the basis of price and availability.

         The principal competitors in the home center, regional and national lumberyard markets are Crown Fastener with an estimated 50% market share and Elco and Newell Industries. Hillman estimates its share in this market to be less than 10%. Competition is based primarily on in-store service and price. Other competitors are local and regional distributors.

Glass Merchandising (Harding)

         Harding, with sales of approximately $90 million in 1996, is one of the largest regional networks of full service retail glass shops in the United States. Harding operates in the following businesses: retail automotive and flat glass, insulating glass, small contract glazing and the wholesale distribution of automotive and flat glass.

         Harding provides retail glass products and related services through a network of approximately 85 retail locations throughout the Southwestern United States and, to a lesser degree, along the East Coast. Customers include individuals, insurance companies and commercial accounts. The retail glass market is highly fragmented within the U.S. market, consisting primarily of small, privately owned companies with one or two locations. The industry is in the early stages of consolidation and Harding believes that it is well positioned to capitalize on this opportunity due to its substantial purchasing power and its comprehensive management information systems.

         As a result of emphasizing the higher margin retail business and deemphasizing lower margin businesses, such as glass tempering and large contract glazing, Harding has increased its overall gross margins from 34.9% in 1994 to 40.8% in the nine-month period ended September 30, 1997. Harding is positioned as a full-service glass retailer offering one of the broadest product lines in the retail glass industry as well as installation services for automotive glass, windows and commercial store fronts. The role of the fabrication and wholesale activities is to ensure that the full service shops receive the products they require at the lowest total cost.

         Harding's new management information system links all of its formerly independent locations and improves its ability to manage operations. The system also allows Harding to centralize its purchasing function, thereby enabling it to take advantage of its significant purchasing power. Another important benefit is that acquired businesses can immediately begin following Harding's standardized business practices. The Company believes that this will allow Harding to integrate acquisitions substantially faster than previously and reduce the dependence on key employees at any location.

         Products and Suppliers. Harding maintains in inventory over 8,000 items and many more products can be fabricated to meet customer requirements. The following are major products carried by Harding:

   Adhesives/Sealants      Commercial Glass Store Fronts   Storm Doors
   Automotive Glass        Mirrors/Mirrored Walls          Fire Resistant Glass
   Beveled Mirror Strips   Wardrobe Doors                  Patio Doors
   Shower/Bath Enclosures  Glass Blocks                    Wire Glass
   Framed Mirrors          Replacement Insulating Glass
   Glass Units             Solariums


         Harding purchases both automotive and flat glass from four leading national manufacturers, as well as from regional glass companies and local distributors. These four manufacturers account for approximately 25% of Harding's purchases. In addition to flat and automotive glass, Harding purchases a number of other items, including sheet mirror, framed mirror, shower door frames and accessories from a variety of manufacturers and distributors.
Harding has in inventory over 90% of the products ordered by its customers.

         Markets and Customers. Approximately 37% of retail autoglass sales are attributable to insurance companies while the remaining sales are divided among individuals, autobody shops, rental car agencies and car dealerships. Retail flat glass sales are split fairly evenly between individual consumers and small contract jobs under $5,000. Wholesale autoglass sales are primarily to glass shops, while wholesale flat glass sales are divided among independent retail glass shops, window manufacturers and large contract glaziers. Harding's top ten customers accounted for approximately 10% of 1996 sales.

         Sales and Marketing. The majority of Harding's retail customers are located within ten miles of a store and typically order in person or via phone. The retail marketing effort relies on the strategic location of the stores as well as advertising in the local media. Harding's retail organization also maintains a 24 person sales force of whom 19 sell both flat and automotive glass and five focus exclusively on flat glass.

         The retail sales force calls on replacement automotive glass users such as auto body shops, rental car agencies, automotive dealerships and insurance agents who direct insured claims to approved suppliers. Sales management calls on regional and national fleet accounts, insurance companies and network providers in order to become an approved or preferred supplier. Network providers are companies that handle the entire glass replacement process for many insurance companies.

         Harding's wholesale operation has a nine person sales force, all of whom sell both flat and automotive glass. Sales representatives call on flat glass customers such as window manufacturers, glass shops, and other large users of glass such as contract glaziers.

         Competition. Because of the diversity of markets and geographic locations it serves, Harding has numerous competitors at the retail level. Harding's retail competitors can be categorized as follows: national automotive chains, large regional glass retailers and local independent glass shops. Harding, with its broad offering of both automotive and flat glass, has positioned itself as the largest comprehensive glass retailer in its region. At the wholesale level, Harding faces competition from national, regional and local competitors. In addition, in recent years, the major manufacturers of automotive and flat glass have been taking steps to integrate vertically into wholesale distribution, thereby assuring themselves of greater control over the sale of their products. As a result, many of these smaller, independent glass businesses are now inclined to look favorably upon the sale of their businesses to a larger competitor.

         The Company believes that Harding is currently the largest full service retail glass shop business in the United States with approximately 85 retail locations. Although a number of chains are larger than Harding, they deal primarily in auto glass replacement and are not full service shops. Competition for Harding's full service shops comes mainly from single location operations or small chains. Harding's purchasing power and recently installed comprehensive information system give it significant advantages over these competitors.

Insurance Arrangements

         Under the Company's current insurance programs, commercial umbrella coverage is obtained for catastrophic exposure and aggregate losses in excess of expected claims. Since October 1991, the Company has retained the exposure on certain expected losses related to worker's compensation, general liability and automobile. The Company also retains the exposure on expected losses related to health benefits of certain employees. The Company believes that its present insurance is adequate for its businesses. See Note 14 of Notes to Consolidated Financial Statements of the Partnership as of and for the three years ended December 31, 1996.

Employees

         As of September 30, 1997, the Company had approximately 4,000 employees, of which approximately 1,700 are sales personnel, approximately 1,300 are employed as warehouse and delivery personnel and approximately 1,000 hold administrative positions. The Company has collective bargaining agreements with five unions representing a total of approximately 80 employees. In the opinion of management, employee relations are good.

Backlog

         The Company's sales backlog excluding divested operations was $59,531,000 as of December 31, 1996, and $54,935,000 as of December 31, 1995. On
average, the Company's backlog is less than one month's sales.

Properties

         The Company currently has approximately 200 warehouse and stocking facilities located throughout the United States, Canada and Mexico. Most of these include sales offices. Approximately 32% of these facilities are owned and the remainder are leased. The Company's principal properties are the following warehouse facilities:

      Business           Location                Description
      --------           --------                -----------

      Hillman            Cincinnati, Ohio        190,000 sq. ft. (leased)
      Harding            Denver, Colorado        184,000 sq. ft. (owned)
      SIMCO              Itasca, Illinois         80,000 sq. ft. (owned)

         In the opinion of management, the Company's existing facilities are in good condition.

Legal Proceedings

         Litigation originally instituted on February 27, 1996 is pending in the Court of Common Pleas of Montgomery County, Pennsylvania in which Dorman Products of America, Ltd. ("Dorman"), and its parent, R&B, Inc. ("R&B"), allege that misrepresentations of certain facts were made by the Company's subsidiary operating partnership, upon which R&B allegedly based its offer to purchase the assets of the Dorman Products division of such subsidiary operating partnership. Dorman and R&B seek damages of approximately $21 million. In the opinion of management, the ultimate resolution of this matter will not have a material effect on the consolidated financial position, operations or cash flows of the Company.

                                   MANAGEMENT

         The following table sets forth certain information regarding the Company's directors and executive officers.


Name                                               Age    Position
----                                               ---    --------
Donald T. Marshall..............................    63    Chairman of the Board and Chief Executive Officer
John P. McDonnell...............................    62    President and Chief Operating Officer; Chief Executive
                                                          Officer, SunSource Industrial Services Company;
                                                          Director
Norman V. Edmonson..............................    57    Executive Vice President; Director
Joseph M. Corvino...............................    43    Vice President-Finance, Chief Financial Officer,
                                                          Treasurer and Secretary
Max W. Hillman, Jr..............................    50    Chief Executive Officer, Hillman
Harold J. Cornelius.............................    48    Chief Executive Officer, Harding
O. Gordon Brewer, Jr............................    60    Director
Eliot M. Fried..................................    65    Director
Arnold S. Hoffman...............................    62    Director
Robert E. Keith, Jr.............................    56    Director
Ernest L. Ransome, III..........................    71    Director
Donald A. Scott.................................    68    Director
Henri I. Talerman...............................    40    Director


         Donald T. Marshall has been the Chairman and Chief Executive Officer since December 1988 and a director since February 1987. Mr. Marshall served as President and Chief Executive Officer from February 1987 to December 1988. Mr. Marshall started with the Company in 1977 as Vice President-Operations.

         John P. McDonnell has been the President and Chief Operating Officer since December 1994 and a director since May 1995. Mr. McDonnell served as Group Vice President from December 1987 to December 1994 and President of the Walter Norris division from December 1981 to December 1987.

         Norman V. Edmonson has been the Executive Vice President since December 1994 and a director since February 1987. Mr. Edmonson served as Group Vice President from May 1, 1977 to December 1994. Mr. Edmonson plans to retire as an executive officer in May 1998 but will continue after that time as a director and consultant to the Company.

         Joseph M. Corvino has been Vice President-Finance, Chief Financial Officer, Treasurer and Secretary since December 1995. Mr. Corvino served as Vice President and Controller from May 1993 to December 1995 and as Controller from December 1985 to May 1993. Mr. Corvino started with the Company as Assistant Controller in June 1980.

         Max W. Hillman, Jr. has been the Chief Executive Officer of Hillman since December 1996. Mr. Hillman served as Group Vice President from December 1991 to December 1996. Mr. Hillman started with the Company in operations in 1982.

         Harold J. Cornelius has been the Chief Executive Officer of Harding since December 1996. Mr. Cornelius served as Group Vice President from December 1988 to December 1996. Mr. Cornelius started with the Company in the sales organization in 1979.

         O. Gordon Brewer, Jr. has been a director of the Company since February 1987. Mr. Brewer has served as Vice President-Finance of Ikon Office Solutions (formerly Alco Standard Corporation) for more than the past five years. Mr. Brewer serves as a director of Corporate Insurance and Reinsurance Limited.

         Eliot M. Fried has been a director of the Company since December 1994. Mr. Fried has been a Managing Director of Lehman Brothers Inc. since 1987. Mr. Fried serves as a director of Axsys Technologies, Inc., Bridgeport Machines, Inc., EVI, Inc., L3 Communications, Inc. and Walter Industries.

         Arnold S. Hoffman has been a director of the Company since February 1987. Mr. Hoffman has been a Senior Managing Director in Corporate Finance at Legg Mason Wood Walker, Incorporated since April 1995 and a Managing Director at Legg Mason Wood Walker, Incorporated prior thereto. Mr. Hoffman serves as a director of Intelligent Electronics Incorporated.

         Robert E. Keith, Jr. has been a director of the Company since December 10, 1997. Mr. Keith has been the Managing Director and Chief Executive Officer of TL Ventures (a venture capital firm) for more than the past five years. Mr. Keith serves as a director of Cambridge Technology Partners, National Media Corporation, Navigator, Safeguard Scientifics, Inc. and Wave Technologies International.

         Ernest L. Ransome, III has been a director of the Company since February 1987. Mr. Ransome has been the Chairman of Giles & Ransome, Inc. (a distributor of construction equipment) for more than the past five years.

         Donald A. Scott has been a director of the Company since February 1987. Mr. Scott has been a partner of Morgan, Lewis & Bockius LLP from July 1964 to present. Mr. Scott serves as a director of Provident Mutual Life Insurance Company.

         Henri I. Talerman has been a director of the Company since March 1995. Mr. Talerman has been a Managing Director of Lehman Brothers Inc. from June 1992 to present and Senior Vice President of Lehman Brothers Inc. prior to 1992. Mr. Talerman serves as a director of McBride plc. and Financier Gerflor SA and as an advisory director of Europe Capital Partners.

         All directors will hold office until the next annual meeting of stockholders and until their successors are duly elected and qualified. All executive officers hold office at the pleasure of the Board of Directors.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS, MANAGEMENT AND
                              SELLING STOCKHOLDERS

         Except for the 500,000 shares being offered by the Company, all of the Common Shares being offered hereby are being sold by the Selling Stockholders named below.

         The following table shows for (i) each director, (ii) each executive officer, (iii) certain persons known to the Company to own beneficially more than 5% of the outstanding interests, (iv) the Selling Stockholders and (v) all officers and directors as a group, the beneficial ownership of Common Shares before and after the Offering. Percentage amounts represent less than 1% of the outstanding Common Shares unless otherwise indicated.

                                    Ownership Before Offering                            Ownership After Offering
                                    -------------------------                            ------------------------
                                                        Percent of         Common                          Percent of
                                      Common              Common           Shares          Common             Common
      Name of Beneficial Owner        Shares            Shares Held       Being Sold       Shares           Shares Held
      ------------------------        ------            -----------       ----------       ------           -----------
Directors and Executive
Officers
O. Gordon Brewer, Jr.                      250               --              --              250                 --
Harold J. Cornelius                     27,770               --              --           27,770                 --
Joseph M. Corvino                       35,626               --              --           35,626                 --
Norman V. Edmonson                     440,729              6.9%             --(1)       440,729                6.4%
Eliot M. Fried                             --(2)             --              --               --                 --
Max W. Hillman, Jr.                     30,220               --              --           30,220                 --
Arnold S. Hoffman                        3,250(2)(3)         --              --            3,250                 --
Robert E. Keith, Jr.                     2,000               --              --            2,000                 --
Donald T. Marshall                     698,988             10.9%             --          698,988               10.1%
John P. McDonnell                      211,208              3.3%             --          211,208                3.1%
Ernest L. Ransome, III                   1,250(4)            --              --            1,250                 --
Donald A. Scott                          2,250               --              --            2,250                 --
Henri I. Talerman                           --(2)            --              --               --                 --
All directors and executive
  officers as a group (13
  persons)                           1,453,541(2)          22.6%             --        1,453,541               21.0%

Selling Stockholders
Lehman LTD I, Inc.                      27,138               --          27,138               --                 --
Lehman Brothers Capital
   Partners I                        1,447,031             22.5%      1,447,031               --                 --
Lehman/SDI, Inc.                       538,000              8.4%        538,000               --                 --

---------------

(1) Mr. Edmonson intends to sell 20,000 Common Shares after completion of the Offering.
(2) Does not include any Common Shares owned by the Selling Stockholders. Messrs. Hoffman and Fried, as limited partners of Lehman Brothers Capital Partners I, together derive economic benefit of approximately 1% from interests held by Lehman Brothers Capital Partners I. An affiliate of Lehman Brothers Inc., of which Messrs. Fried and Talerman are officers, also owns all of the capital stock of Lehman Ltd. I, Inc. and Lehman/SDI, Inc.

(3) 750 of these Common Shares are owned by Hoffman Investment Co., of which Mr. Hoffman is Managing Partner. In addition, Mr. Hoffman's children own 1,000 Common Shares with respect to which he disclaims beneficial ownership.
(4) 625 of these Common Shares are held in a trust, of which Mr. Ransome is a trustee.

          The address of Lehman LTD I, Inc., Lehman Brothers Capital Partners I and Lehman/SDI is 3 World Financial Center, New York, NY 10285.

         See "Description of Capital Stock - Stockholders Agreement" for a description of certain restrictions with respect to voting and sale of Common Shares held by affiliates of Lehman Brothers and certain officers of the Company.

         In connection with the Conversion, the Company entered into a Registration Rights Agreement with affiliates of Lehman Brothers (collectively referred to as "Lehman Brothers") and Messrs. Marshall, McDonnell and Edmonson. The agreement provides that at any time after the Conversion Lehman Brothers may require the Company to file a registration statement with the Securities and Exchange Commission for the sale of Common Shares held by them. Messrs. Marshall, McDonnell and Edmonson are entitled to include up to 20% of the Common Shares held by them in the registration statement. The registration statement of which this Prospectus is a part has been filed pursuant to that demand. The parties have agreed that they will not sell any Common Shares (other than pursuant to the Offering) during such period prior to and after the effective date of the registration statement as may be reasonably requested by the managing underwriters. The Company has also agreed not to sell any Common Shares (other than pursuant to the Offering) prior to the earlier of the closing of this Offering and nine months following the Conversion, except for the issuance of Common Shares in connection with acquisitions where the person receiving the Common Shares agrees to abide by this restriction.

         The Company has agreed to pay all expenses incident to the Company's compliance with the Registration Rights Agreement, including registration and filing fees, blue sky expenses, printing expenses and fees and expenses of Company counsel and accountants. The parties have agreed to indemnify each other for certain liabilities including liabilities under the Securities Act of 1933, as amended.


                          DESCRIPTION OF CAPITAL STOCK

Preferred Stock

         The Certificate of Incorporation of the Company authorizes the issuance of 1,000,000 shares of Preferred Stock, par value $.01 per share, by the Board of Directors in one or more classes or series and with such voting powers, designations, preferences and relative participating, optional or other special rights and such qualifications, limitations, or restrictions thereof as shall be set forth in the resolutions of the Board of Directors authorizing such issuance. There are no shares of Preferred Stock outstanding. There are reserved for issuance 64,189 shares of Series A Junior Participating Preferred Shares pursuant to the Company's Stockholder Rights Plan. See "--Stockholder Rights Plan."

Common Stock

         The Certificate of Incorporation of the Company authorizes the issuance of 20,000,000 Common Shares, of which 6,418,936 Common Shares are outstanding.

         Holders of Common Shares are entitled to one vote per share on all matters to be voted upon by the stockholders. There are no cumulative voting rights with respect to the election of directors. Subject to preferences that may be applicable to any outstanding Preferred Stock, holders of Common Shares are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. In the event of liquidation, dissolution or winding up of the Company, the holders of Common Shares are entitled to share ratably in all assets after satisfaction of liabilities, subject to prior distribution rights of Preferred Stock, if any, then outstanding. Common Shares have no preemptive, conversion or other subscription rights and there are no redemption or sinking fund provisions applicable to the Common Shares.

Stockholders Agreement

         The Company and certain stockholders have entered into a Stockholders Agreement dated as of July 31, 1997 (the "Stockholders Agreement"), that contains certain restrictions with respect to voting and sale of Common Shares. The Stockholders Agreement provides that Lehman Brothers and each of the following members of management, Donald T. Marshall, John P. McDonnell, Norman
V. Edmonson, Harold J. Cornelius, Max W. Hillman and Joseph M. Corvino (the "Senior Executives"), agree with the Company not to sell any Common Shares that they beneficially own, in a single transaction or series of related transactions, to any third person(s) which, to the knowledge of Lehman Brothers and the Senior Executives, after reasonable inquiry, would beneficially own after such transactions more than 10% of the outstanding Common Shares (or more than 15% of the outstanding Common Shares if such third person(s) are eligible to report the acquisition of such shares on Schedule 13G pursuant to clauses
(i), (ii) and (iii) of Rule 13d-1(b)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as such rule is currently in effect.) The Stockholders Agreement also contains provisions that restrict the respective voting power of Lehman Brothers and the Senior Executives. Under the terms of such restriction, such persons agree to vote, in the same proportion as the "Unaffiliated Shares" that are voted on any such matter, that percentage of Excess Voting Shares held by them at such time that equals the percentage of outstanding Unaffiliated Shares that are voted on such matter. "Excess Voting Shares" means the Common Shares beneficially owned by Lehman Brothers and its affiliates and the Senior Executives, at any time, that represents voting power in excess of the respective voting powers immediately prior to the Conversion that they would have had in a vote of the holders of A Interests and B Interests of the Partnership voting together as a single class. See also "-- Anti-takeover Provisions - Bylaw Provisions" below.

         The Stockholders Agreement contains a provision regarding nomination of the Board of Directors of the Company. The Board of Directors of the Company will consist of up to nine members, of whom three will be nominated by management, four will be independent and either one or two will be appointed by Lehman Brothers, depending upon the percentage of Common Shares held by Lehman Brothers.

Anti-takeover Provisions

         Certain provisions of the Company's Bylaws and the Stockholder Rights Plan could have an anti-takeover effect. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the Company's Board of Directors and management and in the policies formulated by the Board of Directors and to discourage an unsolicited takeover of the Company if the Board of Directors determines that the takeover is not in the best interests of the Company and its stockholders. However, these provisions could have the effect of discouraging certain attempts to acquire the Company or remove incumbent management even if some or a majority of stockholders deemed such an attempt to be in their best interests.

         Bylaws Provisions. The Bylaws provide that stockholders are permitted to call a special meeting or to require that the Board of Directors call a special meeting of stockholders if such meeting is called by holders of at least 25% of outstanding Common Stock. In addition, the stockholders may act by written consent in lieu of a meeting with a number of votes sufficient for such action.

         The Bylaws establish an advance notice procedure for the nomination of candidates for election as directors, other than by or at the direction of the Board of Directors, as well as for other stockholder proposals to be considered at annual meetings of stockholders. In general, notice of intent to nominate a director or raise business at such meetings must be received at least 60 days prior to any annual meeting and must contain certain specified information concerning the persons to be nominated or the matters to be brought before the meeting and concerning the stockholder submitting the proposal.

         Pursuant to the terms of the Stockholders Agreement, the Bylaws provide that prior to the third anniversary of the date of the Conversion, the approval of at least a majority of the Company's Independent Directors is required to approve and authorize (i) amendments to the Company's Certificate of Incorporation or Bylaws or any stockholder rights plan of the Company (including the redemption of the rights thereunder or waiver of any provision thereof) or any waiver of, or "opt-out" from, the benefit or effect of any anti-takeover statute or other provision applicable to the Company or (ii) any agreement binding the Company in respect of the sale, in a single transaction or a series of related transactions, of all or a substantial part of the Company. In addition, the approval of at least a majority of the Company's Independent Directors is required to approve and authorize (i) any transaction or series of related transactions between the Company or any of its subsidiaries, on the one hand, and SDI Partners I, L.P., Lehman Brothers Capital Partners I, L.P., Lehman Ltd. I, Inc., LB I Group, Inc., Lehman/SDI, Lehman Brothers Holdings Inc. or any affiliate of these entities on the other, so long as any of such entities and its affiliates own, in the aggregate, at least 10% of the outstanding Common Shares, (ii) any amendment to, or waiver of, any provision of the Stockholders Agreement, or (iii) any amendment to the Certificate of Incorporation or Bylaws that would amend these restrictive provisions.

         Stockholder Rights Plan. The Company has adopted a Stockholder Rights Plan pursuant to a Rights Agreement between the Company and Registrar and Transfer Company. The Plan is designed to insure that all stockholders of the Company receive fair value for their Common Shares in the event of any proposed takeover of the Company and to guard against the use of partial tender offers or other coercive tactics to gain control of the Company without offering fair value to the Company's stockholders. Under the Rights Plan, each Common Share has attached thereto a Right. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $.01 per share, of the Company (the "Preferred Shares"), or a combination of securities and assets of equivalent value, at a Purchase Price of $75, subject to adjustment. The Purchase Price may be paid, at the option of the holder, in cash or Common Shares having a value at the time of exercise equal to the Purchase Price.

         Until the Distribution Date, ownership of the Rights will be evidenced by and will be transferred with and only with the certificates representing the Common Shares, and no separate Rights Certificates will be distributed. The Distribution Date will occur upon the earlier of (i) ten days following a public announcement that a person or group has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding Common Shares, or (ii) the close of business on a date fixed by the Board of Directors following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 20% or more of the outstanding Common Shares. The Rights are not exercisable until the Distribution Date and will expire at the close of business on September 30, 2007, unless earlier redeemed by the Corporation as described below. The percentage ownership of Common Shares held by Lehman Brothers after the Conversion will not cause a Distribution Date to occur.

         Except in the circumstances described below, after the Distribution Date each Right will be exercisable for one-hundredth of a Preferred Share (a "Preferred Share Fraction"). Each Preferred Share Fraction carries voting and dividend rights that are intended to produce the equivalent of one Common Share. Each Preferred Share Fraction will entitle the holder to receive dividends each calendar quarter in an amount equal to the aggregate per share amount in cash of all dividends or other distributions (other than dividends payable in Common Shares) declared on the Common Shares during the preceding quarter. Each Preferred Share Fraction will entitle the holder to one vote on all matters submitted to a vote of the stockholders of the Company. Each Preferred Share Fraction will have a liquidation preference equal to the greater of $1.00 per share, plus accrued dividends, or an amount per share equal to the aggregate amount to be distributed per share to holders of Common Shares. The Preferred Share Fractions are not redeemable.

         It is unlikely that a holder of a Right will ever exercise the Right to receive Preferred Shares. The Rights may be exercised if a "Flip-in" or "Flip-over" event occurs.

         If a "Flip-in" event occurs and the Distribution Date has passed, the holder of each Right, with the exception of the Acquiror, is entitled to purchase $75 worth of Common Shares for $37.50. The Rights will no longer be exercisable into Preferred Shares at that time. A "Flip-in" event takes place if one of the following happens:

          o A person or group acquires 20% or more of the outstanding Common Shares.

          o A 20% stockholder merges with or acquires the Company and an equity security of the Company remains outstanding.

          o A 20% stockholder engages in "self-dealing" transactions with the Company, defined as (i) the receipt of securities from the Company; (ii) the sale of assets by the 20% stockholder to, from or with the Company having a value of more than $5,000,000 or on terms and conditions less favorable to the Company than the Company would be able to obtain in an arm's length negotiation with an unaffiliated third party; (iii) the receipt by the 20% stockholder of compensation other than for full time employment at regular rates; and (iv) the receipt by the 20% stockholder of the benefit of any loans, guarantees or other financial assistance or tax credits from the Company. The Board of Directors of the Company has the power to administer and interpret the Plan.

         If a "Flip-over" event occurs, the holder of Rights is entitled to purchase $75 worth of the Acquiror's stock for $37.50 for each Right held. A "Flip-over" event occurs if the Company is acquired or merged and no outstanding shares remain or if 50% of the Company's assets or earning power is sold or transferred. The Rights Plan prohibits the Company from entering into this sort of transaction unless the Acquiror agrees to comply with the "Flip-over" provisions of the Plan.

         The Rights can be redeemed by the Company for $.005 per right until up to ten days after the public announcement that someone has acquired 20% or more of the Company's Common Shares or the Board can extend the redemption period for as long as it determines appropriate. If the Rights are not redeemed or substituted by the Company, they will expire on September 30, 2007.

Limitation of Liability

         As permitted by the Delaware General Corporation Law (the "DGCL"), the Company's Certificate of Incorporation provides that directors of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, relating to prohibited dividends or distributions or the repurchase or redemption of stock or (iv) for any transaction from which the director derives an improper personal benefit.

Transfer Agent and Registrar

         The transfer agent and registrar for the Common Shares is Registrar and Transfer Company.

                                  UNDERWRITING

         Under the terms of, and subject to the conditions contained in, the Underwriting Agreement, the form of which is filed as an exhibit to the Registration Statement of which the Prospectus forms a part, each of the Underwriters named below, for whom Lehman Brothers Inc., Robert W. Baird & Co. Incorporated, Furman Selz LLC and Legg Mason Wood Walker, Incorporated are acting as representatives (the "Representatives"), has severally agreed to purchase from the Company and the Selling Stockholders, and the Company and the Selling Stockholders have agreed to sell to each Underwriter, the aggregate number of Common Shares set forth opposite the name of each such Underwriter below:


                   Underwriters                          Number of Shares
                   ------------                          ----------------
Lehman Brothers Inc..................................
Robert W. Baird & Co. Incorporated...................
Furman Selz LLC......................................
Legg Mason Wood Walker, Incorporated.................




      Total..........................................        2,512,169
                                                             =========

         The Company and the Selling Stockholders have been advised by the Representatives that the Underwriters propose to offer the Common Shares directly to the public at the public offering price set forth on the cover page of this Prospectus and to certain selected dealers (who may include the Underwriters) at such public offering price less a concession not in excess of $ per share. The selected dealers may reallow a concession not in excess of $
   per share to certain other brokers and dealers. After commencement of the public offering, the offering price and other selling terms may be changed by the Representatives.

         The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Common Shares are subject to certain conditions precedent, including the conditions that no stop order suspending the effectiveness of the Registration Statement is in effect and no proceedings for such purpose are pending before or threatened by the Commission, and that there has been no material adverse change in the condition of the Company. The Underwriters will be obligated to purchase all of the Common Shares if any are purchased.

         The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act or to contribute to payments that may be required to be made in respect thereof.

         The Company has granted the Underwriters an option to purchase up to an aggregate of 375,000 additional Common Shares at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. Such option may be exercised at any time until 30 days after the date of the Underwriting Agreement. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase a number of the additional Common Shares proportionate to such Underwriter's initial commitment as indicated in the preceding table. The Company will be obligated, pursuant to such option, to sell such shares to the Underwriters to the extent such option is exercised. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of Common Shares offered hereby.

         Prior to the Offering, Lehman Ltd. I, Inc., Lehman Brothers Capital Partners I and Lehman/SDI, Inc., each an affiliate of Lehman Brothers Inc., beneficially own, in the aggregate, approximately 2,012,169 of the outstanding Common Shares. Because Lehman Brothers Inc. is a member of the National Association of Securities Dealers, Inc. ("NASD") and will act as an underwriter in the Offering, the Offering is subject to the provisions of Section 2720 of the Conduct Rules of the NASD (formerly Schedule E to the Bylaws of the NASD) ("Section 2720"). Although not required by Section 2720 in this instance, it has been determined that Robert W. Baird & Co. Incorporated will serve as a "qualified independent underwriter" and will recommend the public price in compliance with the standard requirements of Section 2720. Robert W. Baird & Co. Incorporated, in its role as qualified independent underwriter, is assuming the responsibilities of acting as a qualified independent underwriter and has performed due diligence investigation and participated in the preparation of this Prospectus and the Registration Statement of which this Prospectus is a part. In addition, in accordance with Section 2720, the Underwriters will not make sales of Common Shares offered hereby to customer's discretionary accounts without the prior specific written approval of such customer.

         Until the distribution of the Common Shares is completed, rules of the Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase Common Shares. As an exception to these rules, the Representatives are permitted to engage in certain transactions that stabilize the price of the Common Shares. Such transactions may consist of bids or purchases for the purposes of pegging, fixing or maintaining the price of the Common Shares.

         In addition, if the Representatives over-allot (i.e., if they sell more Common Shares than are set forth on the cover page of this Prospectus), and thereby create a short position in the Common Shares in connection with the Offering, the Representatives may reduce that short position by purchasing Common Shares in the open market. The Representatives also may elect to reduce any short position by exercising all or part of the over-allotment option described herein.

         In general, purchases of a security for the purpose of stabilization or to reduce a syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of such purchase.

         Neither the Company nor any of the Underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Shares. In addition, neither the Company nor any of the Underwriters make any representation that the Representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

         The Company, its officers and directors and certain of its stockholders have agreed that they will not, subject to certain exceptions, for a period of 90 days from the date of this Prospectus, directly or indirectly, offer, sell or otherwise dispose of any Common Shares or any securities convertible into or exchangeable or exercisable for any such Common Shares, without the prior written consent of Lehman Brothers Inc.

         Affiliates of Lehman Brothers Inc. will receive a substantial portion of the proceeds from the Offering. In addition, two of the ten members of the Company's Board of Directors are presently employed by Lehman Brothers Inc. and a third is employed by Legg Mason Wood Walker, Incorporated. Lehman Brothers Inc. and Legg Mason Wood Walker, Incorporated have from time to time provided investment banking, financial advisory and other services to the Company, for which services they have received fees.

                                  LEGAL MATTERS

         The validity of the securities offered hereby will be passed upon for the Company by Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania. Donald
A. Scott, a partner in Morgan, Lewis & Bockius LLP, is a director of the Company. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Simpson Thacher & Bartlett (a partnership which includes professional corporations), New York, New York.


                                     EXPERTS

         The consolidated balance sheets of the Partnership at December 31, 1996 and 1995 and the consolidated statements of income, changes in partners' capital and cash flows for the three years in the period ended December 31, 1996 included and incorporated by reference in this Prospectus and the balance sheet of SunSource Inc. at December 31, 1996 included in this Prospectus, have been included and incorporated herein in reliance on the reports of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Commission. Such reports and other information may be inspected and copied at the public reference facilities maintained by the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at Seven World Trade Center, New York, New York 10048, and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of this material should also be available on-line through EDGAR and may be obtained at the prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. The Commission also maintains a Web site (http://www.sec.gov) that contains reports and other information regarding the Company. Such reports and other information concerning the Company can also be inspected at the office of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, the exchange on which the Common Shares are listed.

         This Prospectus constitutes a part of a Registration Statement on Form S-2 (the "Registration Statement") filed by the Company with the Commission under the Securities Act. This Prospectus omits certain of the information contained in the Registration Statement in accordance with the rules and regulations of the Commission. Reference is hereby made to the Registration Statement and related exhibits for further information with respect to the Company and the securities offered hereby. Any statements contained herein concerning the provisions of any document are not necessarily complete, and, in such instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         This Prospectus incorporates documents by reference which are not presented herewith. These documents (without exhibits, unless such exhibits are specifically incorporated by reference herein) are available without charge to each person to whom a copy of this Prospectus is delivered, upon written or oral request addressed to SunSource Inc., 3000 One Logan Square, Philadelphia, Pennsylvania 19103, Attention: Joseph M. Corvino, Secretary, telephone number
(215) 282-1290.

         The following documents of the Partnership (Commission file no. 1-09375) and the Company (Commission file no. 1-13293) have been filed with the Commission and are incorporated herein by reference:

          (a) Annual Report on Form 10-K for the Partnership for the fiscal year ended December 31, 1996;

          (b) Quarterly Reports on Form 10-Q for the Partnership for the quarterly periods ended March 31 and June 30, 1997; and

          (c) Quarterly Report on Form 10-Q for the Company for the quarterly period ended September 30, 1997.

                         INDEX TO FINANCIAL STATEMENTS



Unaudited Pro Forma Consolidated Financial Statements                                          Page
                                                                                             -------
SunSource Inc. and Subsidiaries
 Introduction to Unaudited Pro Forma Consolidated Financial Statements ...................     F-2
 Unaudited Pro Forma Consolidated Statements of Income:
   for the nine months ended September 30, 1997 ..........................................     F-3
   for the nine months ended September 30, 1996 ..........................................     F-4
   for the twelve months ended December 31, 1996 .........................................     F-5
 Notes to Unaudited Pro Forma Consolidated Financial Statements ..........................     F-6
Unaudited Historical Consolidated Financial Statements
SunSource Inc. and Subsidiaries
 Consolidated Balance Sheets as of September 30, 1997 (Unaudited) and December 31, 1996
   (Audited) .............................................................................     F-7
 Unaudited Consolidated Statements of Income for the nine months ended September 30,
   1997 and 1996 .........................................................................     F-8
 Unaudited Consolidated Statements of Cash Flows for the nine months ended September 30,
   1997 and 1996 .........................................................................     F-9
 Unaudited Consolidated Statements of Changes in Partners' Capital/ Stockholders' Deficit
   for the nine months ended September 30, 1997 ..........................................     F-10
 Notes to Unaudited Consolidated Financial Statements ....................................   F-11:14
Audited Historical Consolidated Financial Statements
SunSource Inc.
 Report of Independent Accountants .......................................................     F-15
 Balance Sheet as of December 31, 1996 ...................................................     F-16
 Notes to Balance Sheet ..................................................................   F-17:18
SunSource L.P.
 Report of Independent Accountants .......................................................     F-19
 Consolidated Balance Sheets as of December 31, 1996 and 1995 ............................     F-20
 Consolidated Statements of Income for the Years ended December 31, 1996, 1995 and 1994        F-21
 Consolidated Statements of Cash Flows for the Years ended December 31, 1996, 1995 and
   1994 ..................................................................................     F-22
 Consolidated Statements of Changes in Partners' Capital for the Years ended December 31,
   1996, 1995 and 1994 ...................................................................     F-23
 Notes to Consolidated Financial Statements ..............................................   F-24:40

                        SunSource Inc. and Subsidiaries
            Pro Forma Consolidated Financial Statements (Unaudited)

     The following unaudited pro forma consolidated financial statements of SunSource Inc. ("the Company"), give effect to the closing of this offering of common shares of the Company, (the "Offering"), the conversion of its predecessor, SunSource L.P. ("the Partnership") to corporate form, including the elimination of non-recurring charges and credits ("the Conversion") and the refinancing of debt in conjunction with the Conversion (the "Refinancing"). The pro forma financial statements include the accounts of the Company and its indirect wholly-owned subsidiary partnership, SDI Operating Partners, L.P. (the "Operating Partnership"). Refer to the unaudited historical financial statements and notes thereto filed by the Company on Form 10-Q for the period ending September 30, 1997 and included elsewhere herein for further information regarding the Conversion.

     The pro forma consolidated statements of income assume the Offering and the Refinancing closed and the Conversion occurred at the beginning of the periods presented. The pro forma consolidated income statements are not necessarily indicative of operating results that would have been achieved had the Offering, the Conversion, and the Refinancing occurred on the dates indicated and should not be construed as representative of future operating results.

     These pro forma financial statements should be read in conjunction with the unaudited historical financial statements and notes thereto as filed by the Company and the Partnership on Form 10-Q for the nine months ended September 30, 1997 and 1996 and the audited financial statements filed by the Partnership on Form 10-K for the twelve months ended December 31, 1996, and included elsewhere herein.

                        SUNSOURCE INC. AND SUBSIDIARIES
            PRO FORMA CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
               (dollars in thousands, except for per unit data)




                                                                        Nine Months Ended September 30, 1997
                                                               ------------------------------------------------------
                                                                                Pro Forma
                                                                               Adjustments
                                                                Historical        Amount       Note*     Pro Forma
                                                               ------------   --------------   -------   ---------
Net sales ..................................................    $ 529,199       $       --               $ 529,199
Cost of sales ..............................................      315,000               --                 315,000
                                                                ---------       ----------               ---------
  Gross profit .............................................      214,199               --                 214,199
                                                                ---------       ----------               ---------
Operating expenses:
 Selling, general and administrative expenses ..............      178,173               --                 178,173
 Management fee to general partner .........................        2,491           (2,491)      1A             --
 Depreciation ..............................................        3,024               --                   3,024
 Amortization ..............................................        1,358              390       1B          1,748
                                                                ---------       ----------               ---------
  Total operating expenses .................................      185,046           (2,101)                182,945
                                                                ---------       ----------               ---------
Transaction and other costs related to Conversion ..........        3,053           (3,053)      1D             --
                                                                ---------       ----------               ---------
  Income from operations ...................................       26,100            5,154                  31,254
Interest expense, net ......................................        5,507             (136)      1E          5,371
Other income (expense), net ................................          (83)             263       1F            180
Distribution on guaranteed preferred beneficial interests in
 Corporation's junior subordinated debentures ..............           --           (9,174)      1G         (9,174)
                                                                ---------       ----------               ---------
  Income before income taxes ...............................       20,510           (3,621)                 16,889
Provision (benefit) for income taxes .......................       (8,932)          16,508       1H          7,576
                                                                ---------       ----------               ---------
  Income before extraordinary loss .........................       29,442          (20,129)                  9,313
Extraordinary loss from early extinguishment of debt, net
 of deferred income tax benefit of $951 ....................       (3,392)           3,392       1I             --
                                                                ---------       ----------               ---------
  Net income ...............................................    $  26,050       $  (16,737)              $   9,313
                                                                =========       ==========               =========
Net income per common share ................................                                             $    1.35
Weighted average number of outstanding common shares .                                                   6,918,936

     *SEE ACCOMPANYING NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

                        SUNSOURCE INC. AND SUBSIDIARIES
            PRO FORMA CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
                (dollars in thousands, except for per unit data)




                                                                         Nine Months Ended September 30, 1996
                                                               --------------------------------------------------------
                                                                                  Pro Forma
                                                                                 Adjustments
                                                                 Historical         Amount        Note*    Pro Forma
                                                               --------------   --------------   -------   ---------
Net sales ..................................................    $   489,517       $       --               $ 489,517
Cost of sales ..............................................        293,748               --                 293,748
                                                                -----------       ----------               ---------
  Gross profit .............................................        195,769               --                 195,769
                                                                -----------       ----------               ---------
Operating expenses:
 Selling, general and administrative expenses ..............        164,231               --                 164,231
 Management fee to general partner .........................          2,491           (2,491)      1A             --
 Depreciation ..............................................          2,684               --                   2,684
 Amortization ..............................................          1,449              390       1B          1,839
                                                                -----------       ----------               ---------
  Total operating expenses .................................        170,855           (2,101)                168,754
                                                                -----------       ----------               ---------
  Income from operations ...................................         24,914            2,101                  27,015
Interest expense, net ......................................          5,147             (109)      1E          5,038
Other income, net ..........................................            470              208       1F            678
Distribution on guaranteed preferred beneficial interests in
 Corporation's junior subordinated debentures ..............             --           (9,174)      1G         (9,174)
                                                                -----------       ----------               ---------
  Income before income taxes ...............................         20,237           (6,756)                 13,481
Provision (benefit) for income taxes .......................           (372)           6,708       1H          6,336
                                                                -----------       ----------               ---------
  Net income ...............................................    $    20,609       $  (13,464)              $   7,145
                                                                ===========       ==========               =========
Net income allocated to partners:
 General partner ...........................................    $       206
                                                                -----------
 Class A limited partners ..................................    $     9,157
                                                                -----------
 Class B limited partners ..................................    $    11,246
                                                                -----------
Earnings per limited partnership interest:
   -- Class A interest .....................................    $      0.82
   -- Class B interest .....................................    $      0.52
Weighted average number of outstanding limited
 partnership interests:
   -- Class A interests ....................................     11,099,573
   -- Class B interests ....................................     21,675,746
Net income per common share ................................                                               $    1.03
Weighted average number of outstanding common shares........                                               6,918,936

     *SEE ACCOMPANYING NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

                        SUNSOURCE INC. AND SUBSIDIARIES
            PRO FORMA CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
               (dollars in thousands, except for per unit data)




                                                                           Twelve Months Ended December 31, 1996
                                                                   -----------------------------------------------------
                                                                                     Pro Forma
                                                                                    Adjustments
                                                                     Historical        Amount       Note*   Pro Forma
                                                                   --------------  --------------  -------  ---------
Net sales .......................................................   $   649,254      $       --             $ 649,254
Cost of sales ...................................................       386,251              --               386,251
                                                                    -----------      ----------             ----------
   Gross profit .................................................       263,003              --               263,003
                                                                    -----------      ----------             ----------
Operating expenses:
 Selling, general and administrative expenses ...................       221,574              --               221,574
 Management fee to general partner ..............................         3,330          (3,330)   1A              --
 Depreciation ...................................................         3,623              --                 3,623
 Amortization ...................................................         1,924             520    1B           2,444
                                                                    -----------      ----------             ----------
   Total operating expenses .....................................       230,451          (2,810)              227,641
                                                                    -----------      ----------             ----------
Restructuring charges ...........................................         5,950          (5,950)   1C              --
Transaction costs ...............................................         2,150          (2,150)   1D              --
                                                                    -----------      ----------             ----------
   Income from operations .......................................        24,452          10,910                35,362
Interest expense, net ...........................................         6,875            (149)   1E           6,726
Other income, net ...............................................           550             195    1F             745
Distribution on guaranteed preferred beneficial interests in
 Corporation's junior subordinated debentures ...................            --         (12,232)   1G         (12,232)
                                                                    -----------      ----------             ----------
   Income before income taxes ...................................        18,127            (978)               17,149
Provision (benefit) for income taxes ............................        (1,140)          9,200    1H           8,060
                                                                    -----------      ----------             ----------
   Net income ...................................................   $    19,267      $  (10,267)            $   9,089
                                                                    ===========      ==========             ==========
Net income allocated to partners:
 General partner ................................................   $       193
                                                                    -----------
 Class A limited partners .......................................   $    12,210
                                                                    -----------
 Class B limited partners .......................................   $     6,864
                                                                    -----------
Earnings per limited partnership interest:
   -- Class A interest ..........................................   $      1.10
   -- Class B interest ..........................................   $      0.32
Weighted average number of outstanding limited partnership inter-
 ests:
   -- Class A interests .........................................    11,099,573
   -- Class B interests .........................................    21,675,746
Net income per common share .....................................                                           $    1.31
Weighted average number of outstanding common shares ............                                           6,918,936

     *SEE ACCOMPANYING NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

                        SUNSOURCE INC. AND SUBSIDIARIES
       NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
                            (dollars in thousands)

1. Pro Forma Adjustments to Consolidated Statements of Income:

A. To eliminate, in consolidation, the management fee paid to SDI Partners I, L.P., the "General Partner" or "GP" of the Operating Partnership.

B. To record amortization of goodwill associated with the exchange of the GP's Minority Interest in the Operating Partnership, using the Partnership's current estimated useful life of goodwill.

C. To eliminate restructuring charges due to their non-recurring nature.

D. To eliminate transaction and other costs related entirely to the Conversion which have been recorded by the Company for each period presented.

E. To adjust interest expense, utilizing for each period presented, (i) an interest rate of 6.98% (equal to current LIBOR rates of 5.73% plus 125 basis points, which reflects interest rates under the new revolving credit facility), and (ii) net proceeds from the offering of $10,604.




                                                                 Nine Months Ended           Year
                                                             -------------------------   -----------
                                                               9/30/97       9/30/96         1996
                                                             -----------   -----------   -----------
  Interest expense reduction as a result of proceeds from
   the Offering used to repay the Company's bank
   revolving credit ......................................     $  (555)      $  (555)      $  (740)
  Interest expense reduction as a result of the Company's
    Refinancing ..........................................        (582)         (555)         (744)
  Interest expense related to incremental debt used to pay
    distributions, transaction costs and other items as a
    result of the Conversion .............................       1,001         1,001         1,335
                                                               -------       -------       -------
  Net reduction in interest expense ......................     $  (136)      $  (109)      $  (149)
                                                               =======       =======       =======
  Increase or decrease in pro forma interest expense
    adjustment due to each 1/8 percent (.00125) change
    in interest rate .....................................     $    24       $    11       $    17


F.  Eliminate minority interest expense as a result of the Conversion.

G. Record an expense for the monthly distributions on Trust Preferred Securities; the annual yield is 11.6% on the liquidation amount of the securities of $105,446, resulting in an approximate charge of $1,019 per month.

H. Adjust the partnership basis state and foreign provision or benefit for income taxes to reflect a total provision for federal, state and foreign income taxes under corporate form.

I. Eliminate extraordinary loss from early extinguishment of debt as a non-recurring charge.

                        SUNSOURCE INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
             (dollars in thousands, except for per share amounts)



                                                                                           September 30,
                                                                                               1997         December 31,
                                         ASSETS                                             (Unaudited)         1996
                                         ------                                           --------------   -------------
Current assets:
 Cash and cash equivalents ............................................................      $  2,674        $  1,666
 Accounts and notes receivable, net ...................................................        90,923          78,578
 Inventories ..........................................................................        99,872         102,396
 Deferred income taxes ................................................................        11,402              --
 Other current assets .................................................................         4,236           4,672
                                                                                             --------        --------
    Total current assets ..............................................................       209,107         187,312
Property and equipment, net ...........................................................        21,285          21,409
Goodwill ..............................................................................        63,118          43,036
Other intangibles .....................................................................           886             667
Deferred income taxes .................................................................         4,471           5,007
Cash surrender value of life insurance policies .......................................         5,535           4,566
Other assets ..........................................................................           601             558
                                                                                             --------        --------
    Total assets ......................................................................      $305,003        $262,555
                                                                                             ========        ========
                 LIABILITIES, PARTNERS' CAPITAL, GUARANTEED PREFERRED
                     BENEFICIAL INTERESTS AND STOCKHOLDERS' DEFICIT
                     ----------------------------------------------
Current liabilities:
 Accounts payable, trade ..............................................................      $ 55,385        $ 48,557
 Notes payable ........................................................................         1,099           2,670
 Current portion of senior notes ......................................................            --           6,395
 Current portion of capitalized lease obligations .....................................           135             107
 Distributions payable ................................................................        17,557           1,857
 Accrued expenses:
   Salaries and wages .................................................................         6,393           5,696
   Interest on senior notes ...........................................................            13             473
   Management fee due the general partner .............................................            --           3,330
   Income and other taxes .............................................................         4,617           2,695
   Other accrued expenses .............................................................        18,551          14,751
                                                                                             --------        --------
    Total current liabilities .........................................................       103,750          86,531
Senior notes ..........................................................................        60,000          57,539
Bank revolving credit .................................................................        17,000          11,000
Capitalized lease obligations .........................................................           573             504
Deferred compensation .................................................................         9,994           8,644
Other liabilities .....................................................................           792           3,718
                                                                                             --------        --------
    Total liabilities .................................................................       192,109         167,936
                                                                                             --------        --------
Commitments and contingencies
Guaranteed preferred beneficial interests in the Corporation's junior
 subordinated debentures ..............................................................       115,991              --
                                                                                             --------        --------
Partners' capital:
 General partner ......................................................................            --             960
 Limited partners:
   Class A interests; 11,099,573 outstanding ..........................................            --          67,642
   Class B interests; 21,675,746 outstanding ..........................................            --          29,040
   Class B interests held in treasury .................................................            --          (1,514)
 Cumulative foreign translation adjustment ............................................            --          (1,509)
                                                                                             --------        --------
    Total partners' capital ...........................................................            --          94,619
                                                                                             --------        --------
Stockholders' deficit:
 Preferred stock, $.01 par, 1,000,000 shares authorized, none issued...................            --              --
 Common stock, $.01 par, 20,000,000 shares authorized, 6,418,936 shares issued
   and outstanding ....................................................................            64              --
 Accumulated deficit ..................................................................        (1,485)             --
 Cumulative foreign translation adjustment ............................................        (1,676)             --
                                                                                             --------        --------
    Total stockholders' deficit .......................................................        (3,097)             --
                                                                                             --------        --------
    Total liabilities, partners' capital, guaranteed preferred beneficial interests
     and stockholders' deficit ........................................................      $305,003        $262,555
                                                                                             ========        ========

          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        SUNSOURCE INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF INCOME (Unaudited)
                           FOR THE NINE MONTHS ENDED
              (dollars in thousands, except for per unit amounts)



                                                                         September 30,     September 30,
                                                                              1997             1996
                                                                        ---------------   --------------
Net sales ...........................................................      $529,199        $   489,517
Cost of sales .......................................................       315,000            293,748
                                                                           --------        -----------
 Gross profit .......................................................       214,199            195,769
                                                                           --------        -----------
Operating expenses:
 Selling, general and administrative expenses .......................       178,173            164,231
 Management fee to general partner ..................................         2,491              2,491
 Depreciation .......................................................         3,024              2,684
 Amortization .......................................................         1,358              1,449
                                                                           --------        -----------
   Total operating expenses .........................................       185,046            170,855
                                                                           --------        -----------
Transaction and other costs related to Conversion ...................         3,053                 --
                                                                           --------        -----------
   Income from operations ...........................................        26,100             24,914
Interest income .....................................................            80                 60
Interest expense ....................................................         5,587              5,207
Other income (expense), net .........................................           (83)               470
                                                                           --------        -----------
   Income before provision for income taxes .........................        20,510             20,237
Income tax benefit ..................................................        (8,932)              (372)
                                                                           --------        -----------
   Income before extraordinary loss .................................        29,442             20,609
Extraordinary loss from early extinguishment of debt, net of deferred
 income tax benefit of $951 .........................................        (3,392)                --
                                                                           --------        -----------
   Net income .......................................................      $ 26,050        $    20,609
                                                                           ========        ===========
Net income allocated to partners:
 General partner ....................................................         N/A          $       206
                                                                                           -----------
 Class A limited partners ...........................................         N/A          $     9,157
                                                                                           -----------
 Class B limited partners ...........................................         N/A          $    11,246
                                                                                           -----------
Net income per limited partnership interest:
 -- Class A interest ................................................         N/A          $      0.82
 -- Class B interest ................................................         N/A          $      0.52
Pro forma earnings per common share - See Note 2 ....................      $   1.35
Weighted average number of outstanding limited partnership interests:
 -- Class A interests ...............................................         N/A           11,099,573
 -- Class B interests ...............................................         N/A           21,675,746

          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        SUNSOURCE INC. AND SUBSIDIARIES
               CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)
                           FOR THE NINE MONTHS ENDED
                            (dollars in thousands)



                                                                              September 30,     September 30,
                                                                                   1997             1996
                                                                             ---------------   --------------
Cash flows from operating activities:
 Net income ..............................................................      $  26,050        $  20,609
 Adjustments to reconcile net income to net cash provided by operating activities:
   Depreciation and amortization .........................................          4,382            4,133
   Extraordinary loss ....................................................          4,343               --
   Increase in cash value of life insurance ..............................           (653)              --
   Transaction and other costs related to Conversion .....................          3,053               --
   Provision for deferred compensation ...................................          2,184              898
   Deferred income tax benefit ...........................................        (10,866)            (903)
 Changes in current operating items:
   Increase in accounts and notes receivable .............................        (12,062)         (10,580)
   Decrease (increase) in inventories ....................................          2,643           (2,132)
   Decrease in other current assets ......................................            436              112
   Increase in accounts payable ..........................................          6,592           10,342
   Increase (decrease) in accrued interest ...............................           (460)           1,561
   Decrease in accrued restructuring charges and transaction costs .......         (3,402)              --
   Increase (decrease) in other accrued liabilities ......................          1,400           (3,675)
 Other items, net ........................................................           (597)             258
                                                                                ---------        ---------
 Net cash provided by operating activities ...............................         23,043           20,623
                                                                                ---------        ---------
Cash flows from investing activities:
 Payment for purchase of assets ..........................................           (704)            (673)
 Proceeds from sale of property and equipment ............................            695               39
 Investment in life insurance policies ...................................           (316)            (100)
 Capital expenditures ....................................................         (3,252)          (2,713)
 Other, net ..............................................................            (24)             (80)
                                                                                ---------        ---------
 Net cash used for investing activities ..................................         (3,601)          (3,527)
                                                                                ---------        ---------
Cash flows from financing activities:
 Early extinguishment of senior notes ....................................        (63,934)              --
 Proceeds from issuance of senior notes ..................................         60,000               --
 Cash distributions to partners ..........................................        (13,901)         (20,535)
 Prepayment penalty ......................................................         (4,278)              --
 Borrowings under bank credit agreements, net ............................          6,000               --
 Repayments under other credit facilities, net ...........................         (1,571)            (732)
 Principal payments under capitalized lease obligations ..................           (104)              --
 Other, net ..............................................................           (646)              --
                                                                                ---------        ---------
   Net cash used for financing activities ................................        (18,434)         (21,267)
                                                                                ---------        ---------
Net increase (decrease) in cash and cash equivalents .....................          1,008           (4,171)
Cash and cash equivalents at beginning of period .........................          1,666            5,900
                                                                                ---------        ---------
Cash and cash equivalents at end of period ...............................      $   2,674        $   1,729
                                                                                =========        =========

          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        SUNSOURCE INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS' CAPITAL/STOCKHOLDERS' DEFICIT
                                  (UNAUDITED)
                    FOR THE PERIOD ENDED SEPTEMBER 30, 1997
                             (dollars in thousands)




                                                                        PARTNERS' CAPITAL
                                               --------------------------------------------------------------------
                                                                                                        Cumulative
                                                                                                          Foreign
                                                 General       Class A       Class B       Class B     Translation
                                                 Partner       Limited       Limited      Treasury      Adjustment
                                               -----------  ------------  ------------  ------------  -------------
Partners' Capital -- December 31, 1996 ......         960        67,642        29,040       (1,514)       (1,509)
 Net income .................................         260         9,157        16,633
 Cash distributions paid and/or declared to
  partners ..................................        (150)       (8,140)       (6,730)
 Change in Cumulative foreign translation
  adjustment ................................          --            --            --           --          (167)
                                                ---------    ----------    ----------     --------      --------
Partners' Capital -- September 30, 1997 .....   $   1,070    $   68,659    $   38,943     $ (1,514)     $ (1,676)
Conversion adjustments:
 Common Stock ...............................                                     (64)
 Paid-in capital ............................      (1,070)      (68,659)
 Cumulative foreign translation adjustment...                                                              1,676
 Retained Earnings ..........................                                 (38,879)       1,514
 Minority interest (a) ......................
 Class A exchange (b) .......................
 Goodwill -- Minority interest (c) ..........   ---------    ----------    ----------    ---------      --------
Stockholders' Deficit -- September 30,
 1997                                           $      --    $       --    $       --     $     --      $     --
                                                =========    ==========    ==========     ========      ========

(RESTUBBED TABLE)

                                                                     STOCKHOLDERS' DEFICIT
                                               ------------------------------------------------------------------
                                                                                       Cumulative
                                                                                         Foreign
                                                Common      Paid-in     Accumulated    Translation
                                                 Stock      Capital       Deficit      Adjustment       TOTAL
                                               --------  ------------  -------------  ------------  -------------
Partners' Capital -- December 31, 1996 ......      --             --            --            --          94,619
 Net income .................................                                                             26,050
 Cash distributions paid and/or declared to
  partners ..................................                                                            (15,020)
 Change in Cumulative foreign translation
  adjustment ................................      --             --            --            --            (167)
                                                  ---             --            --            --         -------
Partners' Capital -- September 30, 1997 .....      --     ----------      --------      --------     $   105,482
Conversion adjustments:
 Common Stock ...............................      64                                                         --
 Paid-in capital ............................                 68,659         1,070                            --
 Cumulative foreign translation adjustment...                                             (1,676)             --
 Retained Earnings ..........................                               37,365                            --
 Minority interest (a) ......................                                1,082                         1,082
 Class A exchange (b) .......................                (68,659)      (61,761)                     (130,420)
 Goodwill -- Minority interest (c) ..........                               20,759                        20,759
                                                 ---      ----------     ---------      --------     -----------
Stockholders' Deficit -- September 30,
 1997                                            $ 64     $       --     $  (1,485)     $ (1,676)    $    (3,097)
                                                 ====     ==========     =========      ========     ===========

--------
(a) Minority interest included as other liabilities by the Partnership.

(b) Each Class A limited partnership interest was exchanged for $1.30 in cash plus .38 share of Trust Preferred Securities recorded at fair value based on the price of the Class A interests upon close of trading on the New York Stock Exchange on September 30, 1997 of $11.75. This fair value of $115,991 is recorded by the Corporation as Guaranteed Preferred Beneficial Interests in the Corporation's Junior Subordinated Debentures.

(c) Goodwill related to the exchange of the GP minority interest (See Note 1).

          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        SUNSOURCE INC. AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
                            (dollars in thousands)

1. Basis of Presentation:

     The accompanying financial statements include the consolidated accounts of SunSource Inc. (the "Corporation"), its predecessor, SunSource L.P. (the "Partnership"), and its wholly-owned subsidiaries including SDI Operating Partners, L.P. (the "Company") and SunSource Capital Trust (the "Trust"). All significant intercompany balances and transactions have been eliminated. The Company is one of the largest wholesale distributors of industrial products and related services in the United States. The Company's three business segments are Industrial Services, Hardware Merchandising and Glass Merchandising.

     On September 25, 1997, the limited partners of the Partnership approved the conversion of the Partnership to a taxable C corporation (the "Conversion") effective at the close of business on September 30, 1997. As a result of the Conversion, each Class A limited partnership interest in the Partnership was converted into $1.30 of cash and .38 share of 11.6% Guaranteed Preferred Beneficial Interests in the Corporation's Junior Subordinated Debentures (the "Trust Preferred Securities"), each Class B limited partnership interest in the Partnership was converted into .25 share of common stock of the Corporation and the general and limited partnership interests in the GP were exchanged with the Corporation for 1,000,000 shares of its common stock (the "GP Exchange"). In connection with the Conversion, the Company also refinanced all of its outstanding senior notes and bank revolving credit.

     The exchange represented by the GP's 1% interest in the Company (the "Minority Interest") is subject to purchase accounting in accordance with Accounting Principles Bulletin ("APB") No. 16. Accordingly, the excess of fair value of the consideration received for the Minority Interest over its book value has been recorded by the Corporation as goodwill at September 30, 1997, calculated as follows:

   Fair value of Minority Interest (i) ......................    $21,841
   Less book value of the GP Minority Interest (ii) .........      1,082
                                                                 -------
      Excess over book value recorded as Goodwill ...........    $20,759

  (i) Represents 92.9% of the GP Exchange (the portion allocable to the Minority Interest) valued at $23,500 in the aggregate for 1,000,000 shares of common stock, based on the closing price of the Class B interest on the New York Stock Exchange at September 30, 1997 of $5.875.

  (ii) As reported on the pre-conversion balance sheet of the Partnership at September 30, 1997.

     The Trust was organized in connection with the Conversion for the purpose of (a) issuing (i) its Trust Preferred Securities to the Corporation in consideration of the deposit by the Corporation of Junior Subordinated Debentures in the Trust as trust assets, and (ii) its Trust Common Securities to the Corporation in exchange for cash and investing the proceeds thereof in an equivalent amount of Junior Subordinated Debentures and (b) engaging in such other activities as are necessary or incidental thereto. The Trust had no operating history prior to the issuance of the Trust Preferred Securities. The terms of the Junior Subordinated Debentures include those stated in the Indenture (the "Indenture") between the Corporation and the indenture trustee, the form of which was filed as an exhibit to Registration Statement No. 33319077 of the Corporation and the Trust, as amended (the "Registration Statement") and those made part of the Indenture by the Trust Indenture Act. The Corporation has guaranteed on a subordinated basis the payment of distributions on the Trust Preferred Securities and payments on liquidation of the Trust and redemption of Trust Preferred Securities (the "Preferred Securities Guarantee"). The sole assets of the Trust are the Junior Subordinated Debentures and the obligations of the Corporation under the Indenture, the Preferred Securities Guarantee and the Junior Subordinated Debentures in the aggregate constitute a full and unconditional guarantee by the Corporation of the Trust's obligations under the Trust Preferred Securities.

     The accompanying consolidated financial statements and related notes are unaudited; however, in management's opinion all adjustments (consisting of normal recurring accruals) considered necessary for the fair presentation of financial position, income and cash flows for the periods shown have been reflected. Results for the interim period are not necessarily indicative of those to be expected for the full year.

                        SUNSOURCE INC. AND SUBSIDIARIES

                            (dollars in thousands)

1. Basis of Presentation:  -- (Continued)

     Certain information in note disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles has been condensed or omitted pursuant to Form 10-Q requirements although the Corporation believes that disclosures are adequate to make the information presented not misleading. It is suggested that these financial statements be read in conjunction with the consolidated financial statements and notes thereto included in the Partnership's report on Form 10-K for the year ended December 31, 1996, and the Registration Statement.


2. Pro Forma Corporate Basis Financial Information:


     As a result of the Conversion, historical net income of the Partnership is not meaningful in the comparison to net income as recorded by the Corporation. In order to present financial information for the current reporting periods that will be comparable prospectively to corporate basis financial information, the table below reconciles the partnership historical basis net income reported on the Statements of Income included herein with corporate pro forma basis net income which assumes the Conversion occurred at the beginning of the year for each period presented and excludes non-recurring charges and credits related solely to the Conversion.


Conversion of Class B Limited Partnership Interests to Common Stock:


Actual weighted average number of outstanding Class B Interests during all periods
 before conversion ...................................................................   21,675,746
Conversion ratio -- reverse split of one share of Common Stock for four Class B
 interests. ..........................................................................    X     .25
                                                                                         ----------
   Sub-total -- pro forma outstanding common shares ..................................    5,418,936
Common shares received by the general and limited partners of the GP .................    1,000,000
                                                                                         ----------
   Pro forma weighted average number of common shares ................................    6,418,936
                                                                                         ==========

                        SUNSOURCE INC. AND SUBSIDIARIES

                            (dollars in thousands)

2. Pro Forma Corporate Basis Financial Information:  -- (Continued)

Reconciliation of historical net income to pro forma basis net income:




                                                       Three Months Ended              Nine Months Ended
                                                          September 30,                  September 30,
                                                       1997            1996           1997           1996
                                                  -------------   -------------   ------------   ------------
PARTNERSHIP BASIS HISTORICAL NET
 INCOME .......................................    $   12,281      $    8,286     $  26,050      $  20,609
 Eliminate extraordinary loss from early
   extinguishment of debt, net of deferred tax
   benefit of $951 ............................         3,392              --         3,392             --
 Eliminate historical income tax provision
   (benefit) ..................................        (8,960)             97        (8,932)          (372)
                                                    ---------        --------      --------        -------
Partnership actual historical income before
 provision (benefit) for income taxes and
 extraordinary loss ...........................         6,713           8,383        20,510         20,237

PRO FORMA ADJUSTMENTS:
 Eliminate minority interest ..................           124              84           263            208
 Incremental interest expense .................          (331)           (331)         (994)          (994)
 Distribution on guaranteed preferred
   beneficial interests .......................        (3,058)         (3,058)       (9,174)        (9,174)
 Eliminate management fee to the GP ...........           840             840         2,491          2,491
 Eliminate transaction and other costs related
   to Conversion ..............................         2,428              --         3,053             --
 Incremental amortization on goodwill .........          (130)           (130)         (390)          (390)
                                                   ----------      ----------     ---------      ---------
PRO FORMA C CORPORATION BASIS:
 Income before provision for income taxes .....         6,586           5,788        15,759         12,378
 Income tax provision .........................         2,978           2,759         7,125          5,900
                                                   ----------      ----------     ---------      ---------
 Pro forma net income .........................    $    3,608      $    3,029     $   8,634      $   6,478
                                                   ==========      ==========     =========      =========
 Pro forma earnings per common share ..........    $      .56      $      .47     $    1.35      $    1.01
                                                   ==========      ==========     =========      =========
 Pro forma weighted average common shares
   outstanding ................................     6,418,936       6,418,936     6,418,936      6,418,936

3. Lines of Credit and Long-Term Debt:


     On September 30, 1997, the Company entered into two new financing commitments which together aggregate $150,000 from lenders. The new financing commitments consist of a $60,000 five-year fixed rate senior note at 7.66% and a $90,000 five-year bank revolver with terms and conditions more favorable than the Corporation's previous senior notes and bank credit lines including less restrictive covenants and an effective interest rate reduction of approximately 1.00%. The Company utilized this debt capacity to fund transaction costs and other payments related to the Conversion, refinance its current outstanding senior notes of $63,934 as of September 30, 1997, including interest thereon and related make-whole amount of approximately $4,343, and outstanding bank revolver borrowings of $17,000 as of September 30, 1997.


     The new credit facilities provide working capital for reinvestment in the Company's businesses and acquisition capital for future growth. As of September 30, 1997, the Company had $70,818 available under its new bank credit facilities. The $79,182 outstanding balance consisted of Senior Notes totaling $60,000, bank borrowings totaling $17,000, and Letter of Credit Commitments aggregating $2,182.

                        SUNSOURCE INC. AND SUBSIDIARIES

                            (dollars in thousands)

3. Lines of Credit and Long-Term Debt:  -- (Continued)

     The Company has another credit facility available in the amount of $500 for letter of credit commitments only, of which no amount was outstanding as of September 30, 1997. In addition, an indirect, wholly-owned Canadian subsidiary of the Company has a $2,500 Canadian dollar line of credit for working capital purposes of which no amount was outstanding at September 30, 1997.

4. Contingencies:

     On February 27, 1996, a lawsuit was filed against the Company by the buyer of its Dorman Products division for alleged misrepresentation of certain facts by the Company upon which the buyer allegedly based its offer to purchase Dorman. The complaint seeks damages of approximately $21,000.

     On January 16, 1997, a holder of B Interests filed a purported class action alleging that the terms of the Conversion unfairly transfer substantial equity to the GP to the detriment of the B Interests and constitute a breach of fiduciary duty. A second complaint containing substantially identical allegations was filed by a limited partner on February 11, 1997. The cases were consolidated and an amended complaint was filed on April 16, 1997, which added claims for breach of contract and breach of covenant of good faith and fair dealing. The Corporation and its co-defendants have reached an agreement in principle to settle the class action.

     Certain other legal proceedings are pending which are either in the ordinary course of business or incidental to the Company's business. Those legal proceedings incidental to the business of the Company are generally not covered by insurance or other indemnity.

     In the opinion of management, the ultimate resolution of these matters will not have a material effect on the consolidated financial position, operations or cashflows of the Company.

                       Report of Independent Accountants




To the Board of Directors
SunSource Inc.

We have audited the accompanying balance sheet of SunSource Inc. as of December 31, 1996. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material aspects, the financial position of SunSource Inc. as of December 31, 1996 in conformity with generally accepted accounting principles.


/s/ Coopers & Lybrand L.L.P.
----------------------------
2400 Eleven Penn Center
Philadelphia, Pennsylvania
May 1, 1997

                                 SUNSOURCE INC.

                                  BALANCE SHEET

                             as of DECEMBER 31, 1996


                                     ASSETS
Receivable from SunSource L.P. ...........................................................    $ 1,000
                                                                                              =======
                                          LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
 Commitments and Contingencies (Note 4) ..................................................

Stockholders' Equity:
 Preferred stock, $.01 par value, 1,000,000 shares authorized, no shares issued or
  outstanding ............................................................................    $    --
 Common stock, $.01 par value, 20,000,000 shares authorized, 1,000 shares issued and
  outstanding ............................................................................         10
 Paid-In-Capital .........................................................................        990
                                                                                              -------
 Total liabilities and stockholders' equity ..............................................    $ 1,000
                                                                                              =======

                    SEE ACCOMPANYING NOTES TO BALANCE SHEET

                                SUNSOURCE INC.

                            NOTES TO BALANCE SHEET

                            as of DECEMBER 31, 1996

1. Organization and Operation:

     SunSource Inc. (the "Corporation") is a Delaware corporation which was formed in December 1996 to accomplish the conversion of SunSource L.P. (the "Partnership") to corporate form (the "Conversion"). On December 11, 1996, the Partnership announced the terms of a plan to convert from its current limited partnership structure to a taxable C corporation.

     The outstanding shares of the Corporation are presently owned by the Partnership. In the Conversion, the Partnership and a subsidiary of the Partnership will merge with and into the Corporation (the "Merger"). In the Merger, the Class A limited partnership interests in the Partnership will be exchanged for Trust Preferred Securities of SunSource Capital Trust, a newly formed Delaware statutory business trust (the "Trust"), affiliated with the Corporation, and the Class B limited partnership interests in the Partnership will be exchanged for common stock of the Corporation. As a result of the Merger, the interests of the general and limited partners of the General Partner in the Partnership and the Operating Partnership will be indirectly exchanged for common stock of the Corporation.

     As a result of the Conversion, subsidiaries of the Corporation will own all of the partnership interests in the Operating Partnership and the General Partner. The Corporation will own, through its wholly-owned subsidiaries, 100% of the equity in the business and operations owned by the Operating Partnership, which will remain in partnership form after the Conversion. The employees of the Operating Partnership will continue as employees after the Conversion.

     The Corporation's only asset at December 31, 1996 is a receivable from the Partnership (see Note 3). The Corporation has not conducted any operations and all activities related to the Conversion and the Merger have been conducted by the Partnership and its General Partner.

2. Summary of Significant Accounting Policies:

     Income Taxes:

     Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes", requires the Corporation to recognize deferred tax assets and liabilities for expected future tax consequences of events that have been recognized in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the temporary differences are expected to reverse. The Corporation currently has no deferred taxes.

     Use of Estimates:

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported periods. Actual results could differ from those estimates; however, management does not believe these differences would have a material effect on operating results.

3. Related Party Transactions:

     On December 30, 1996, the Corporation recorded a receivable from the Partnership for the capital contribution to establish the Corporation. On March 11, 1997 the Partnership paid $1,000 to the Corporation to satisfy the receivable due from the Partnership.

                                SUNSOURCE INC.

                            NOTES TO BALANCE SHEET

                     as of DECEMBER 31, 1996 -- (Continued)


4. Commitments and Contingencies:

     On January 16, 1997, a holder of Class B Interests in the Partnership, filed a purported class action which alleged that the terms of the Conversion unfairly transfer substantial equity to the General Partner of the Partnership to the detriment of the B Interests and constitute a breach of fiduciary duty. A second complaint containing substantially identical allegations was filed by a limited partner on February 11, 1997. The cases have been consolidated and an amended complaint was filed on April 16, 1997 which added claims for breach of contract and breach of a covenant of good faith and fair dealing. The Corporation was named as a defendant in these actions.

     In the opinion of management, the ultimate resolution of this matter will not have a material effect on the consolidated financial position, operations or cash flows of the Partnership or the Corporation.

                       Report of Independent Accountants



The Board of Directors
 Lehman/SDI, Inc.


     We have audited the accompanying consolidated balance sheets of SunSource L.P. and subsidiary as of December 31, 1996 and 1995, and the related consolidated statements of income, changes in partners' capital and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion the financial statements referred to above present fairly, in all material respects, the consolidated financial position of SunSource L.P. and subsidiary as of December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.



/s/ Coopers & Lybrand L.L.P.
--------------------------------------------------------
2400 Eleven Penn Center Philadelphia, Pennsylvania
January 29, 1997, except for Note 9 as to which the date
is March 21, 1997 and Note 19 as to which the date
is March 4, 1997

                         SUNSOURCE L.P. AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS
                             (dollars in thousands)

                                                                             December 31,     December 31,
Assets                                                                           1996             1995
------                                                                       --------------   -------------
Current assets:
Cash and cash equivalents ...............................................     $   1,666        $   5,900
 Accounts and notes receivable, net of allowance for doubtful accounts of
   $2,208 and $1,827, respectively ......................................        78,578           75,824
 Inventories ............................................................       102,396           96,022
 Other current assets ...................................................         4,672            4,742
                                                                              ---------        ---------
    Total current assets ................................................       187,312          182,488
Property and equipment, net .............................................        21,409           20,181
Goodwill (net of accumulated amortization of $12,879 and $11,739,
 respectively) ..........................................................        43,036           44,250
Other intangibles (net of accumulated amortization of $14,372
 and $13,724, respectively) .............................................           667            1,312
Deferred income taxes ...................................................         5,007            2,844
Cash surrender value of life insurance policies .........................         4,566            3,009
Other assets ............................................................           558              507
                                                                              ---------        ---------
    Total assets ........................................................     $ 262,555        $ 254,591
                                                                              =========        =========
Liabilities and Partners' Capital
---------------------------------
Current liabilities:
 Accounts payable .......................................................     $  48,557        $  42,437
 Notes payable ..........................................................         2,670            2,753
 Current portion of senior notes ........................................         6,395            6,395
 Current portion of capitalized lease obligations .......................           107               --
 Distributions payable to partners ......................................         1,857            7,819
 Accrued expenses:
   Salaries and wages ...................................................         5,696            5,022
   Management fee due the general partner ...............................         3,330            3,330
   Income and other taxes ...............................................         2,695            3,398
   Other accrued expenses ...............................................        15,224           15,493
                                                                              ---------        ---------
    Total current liabilities ...........................................        86,531           86,647
Senior notes ............................................................        57,539           63,934
Bank revolving credit ...................................................        11,000               --
Capitalized lease obligations ...........................................           504               --
Deferred compensation ...................................................         8,644            7,829
Other liabilities .......................................................         3,718            1,238
                                                                              ---------        ---------
    Total liabilities ...................................................       167,936          159,648
                                                                              ---------        ---------
Commitments and contingencies
Partners' capital:
 General partner ........................................................           960              963
 Limited partners:
   Class A interests ....................................................        67,642           67,642
   Class B interests ....................................................        29,040           29,252
   Class B interests held in treasury ...................................        (1,514)          (1,514)
 Cumulative foreign currency translation adjustment .....................        (1,509)          (1,400)
                                                                              ---------        ---------
    Total partners' capital .............................................        94,619           94,943
                                                                              ---------        ---------
    Total liabilities and partners' capital .............................     $ 262,555        $ 254,591
                                                                              =========        =========

          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                         SUNSOURCE L.P. AND SUBSIDIARY

                       CONSOLIDATED STATEMENTS OF INCOME
        (dollars in thousands, except for partnership interest amounts)



                                                                  1996             1995             1994
                                                             --------------   --------------   --------------
Net sales ................................................    $   649,254      $   628,935      $   735,861
Cost of sales ............................................        386,251          375,425          451,785
                                                              -----------      -----------      -----------
   Gross profit ..........................................        263,003          253,510          284,076
                                                              -----------      -----------      -----------
Operating expenses:
   Selling, general and administrative expenses ..........        221,574          213,221          235,845
   Management fee to general partner .....................          3,330            3,330            3,330
   Depreciation ..........................................          3,623            3,661            4,502
   Amortization ..........................................          1,924            1,996            2,640
                                                              -----------      -----------      -----------
      Total operating expenses ...........................        230,451          222,208          246,317
                                                              -----------      -----------      -----------
Restructuring charges ....................................          5,950               --               --
Transaction costs ........................................          2,150               --               --
                                                              -----------      -----------      -----------
      Income from operations .............................         24,452           31,302           37,759
Interest income ..........................................             69              412               66
Interest expense .........................................          6,944            7,332            9,956
Other income (expense), net ..............................            550              256           (1,748)
Gain on sale of division (note 5) ........................             --           20,644            3,523
                                                              -----------      -----------      -----------
      Income before provision for income taxes ...........         18,127           45,282           29,644
Provision (benefit) for income taxes .....................         (1,140)             537              100
                                                              -----------      -----------      -----------
      Income before extraordinary loss ...................         19,267           44,745           29,544
Extraordinary loss from early extinguishment of debt
 (note 4) ................................................             --             (629)              --
                                                              -----------      -----------      -----------
      Net income .........................................    $    19,267      $    44,116      $    29,544
                                                              ===========      ===========      ===========
Net income allocated to partners:
   General partner .......................................    $       193      $       441      $       295
                                                              -----------      -----------      -----------
   Class A limited partners ..............................    $    12,210      $    12,210      $    12,210
                                                              -----------      -----------      -----------
   Class B limited partners ..............................    $     6,864      $    31,465      $    17,039
                                                              -----------      -----------      -----------
Earnings per Limited partnership interest:
   Income before extraordinary loss
      -- Class A interest ................................    $      1.10      $      1.10      $      1.10
      -- Class B interest ................................    $      0.32      $      1.48      $      0.79
   Extraordinary loss
      -- Class A interest ................................             --               --               --
      -- Class B interest ................................             --      $     (0.03)              --
   Net income
      -- Class A interest ................................    $      1.10      $      1.10      $      1.10
      -- Class B interest ................................    $      0.32      $      1.45      $      0.79
Weighted average number of outstanding limited partner-
 ship interests:
      -- Class A interests ...............................     11,099,573       11,099,573       11,099,573
      -- Class B interests ...............................     21,675,746       21,675,746       21,675,746


          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                         SUNSOURCE L.P. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                            (dollars in thousands)



                                                                 1996          1995          1994
                                                             -----------   -----------   -----------
Cash flows from operating activities:
   Net income ............................................    $  19,267     $  44,116     $  29,544
   Adjustments to reconcile net income to net cash pro-
    vided by operating activities:
      Depreciation and amortization:
         -- Existing divisions ...........................        5,547         5,319         5,392
         -- Divested divisions ...........................           --           338         1,750
      Decrease (increase) in cash value of life insur-
       ance ..............................................         (157)           58            --
      Gain on sale of divisions ..........................           --       (20,644)       (3,523)
      Extraordinary loss .................................           --           629            --
      Restructuring charges ..............................        5,950            --            --
      Transaction costs ..................................        2,150            --            --
      Provision for deferred compensation ................        1,071         2,340         3,187
      Deferred income tax benefit ........................       (2,163)         (700)         (734)
      Changes in current operating items:
         Increase in accounts and notes receivable .......       (2,465)       (3,666)      (11,783)
         Increase in inventories .........................       (7,572)       (8,209)       (9,436)
         Decrease in other current assets ................           70           857           347
         Increase in accounts payable ....................        6,062         2,531         1,865
         Decrease in accrued interest ....................          (47)         (141)          (42)
         Decrease in accrued restructuring charges
          and transaction costs ..........................       (1,899)           --            --
         Increase (decrease) in other accrued
          liabilities.....................................       (2,769)       (6,062)        4,836
      Other items, net ...................................          253           284        (3,699)
                                                              ---------     ---------     ---------
Net cash provided by operating activities ................       23,298        17,050        17,704
                                                              ---------     ---------     ---------
Cash flows from investing activities:
   Proceeds from sale of divisions .......................           --        44,873        26,561
   Proceeds from sale of property and equipment ..........           62           757           724
   Payment for purchase of assets ........................         (683)       (7,385)           --
   Capital expenditures ..................................       (4,341)       (4,299)       (4,263)
   Investment in life insurance policies .................       (1,400)       (3,067)           --
   Other, net ............................................          (39)          (93)          228
                                                              ---------     ---------     ---------
         Net cash provided by (used for) investing
          activities .....................................       (6,401)       30,786        23,250
                                                              ---------     ---------     ---------
Cash flows from financing activities:
   Cash distributions to partners ........................      (25,641)      (27,218)      (20,357)
   Repayment of senior notes .............................       (6,395)      (18,971)       (5,700)
   Borrowings (repayments) under the bank credit agree-
    ment, net ............................................       11,000            --       (10,000)
   Prepayment penalties and related costs ................           --          (629)           --
   Borrowings (repayments) under other credit facilities,
    net ..................................................          (83)           44          (702)
   Principal payments under capitalized lease obligations           (12)          (65)         (619)
                                                              ---------     ---------     ---------
Net cash used for financing activities ...................      (21,131)      (46,839)      (37,378)
                                                              ---------     ---------     ---------
Net (decrease) increase in cash and cash equivalents .....       (4,234)          997         3,576
Cash and cash equivalents at beginning of period .........        5,900         4,903         1,327
                                                              ---------     ---------     ---------
Cash and cash equivalents at end of period ...............    $   1,666     $   5,900     $   4,903
                                                              =========     =========     =========

          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                         SUNSOURCE L.P. AND SUBSIDIARY

            CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS' CAPITAL
                              FOR THE YEARS ENDED
                            (dollars in thousands)


                               PARTNERS' CAPITAL




                                                                                                 Cumulative
                                                                                                   Foreign
                                                     Class A        Class B        Class B       Translation
                                        General      Limited        Limited        Treasury      Adjustment       Total
                                       ---------   -----------   ------------   -------------   ------------   -----------
Balance, December 31, 1993 .........    $  729      $  67,642     $   6,025       $  (1,514)     $    (694)     $  72,188
 Net income ........................       295         12,210        17,039              --             --         29,544
 Cash distributions paid and/or
   declared to partners ............      (233)       (12,210)      (10,764)             --             --        (23,207)
Change in cumulative foreign
 translation adjustment ............        --             --            --              --           (644)          (644)
                                        ------      ---------     ---------       ---------      ---------      ---------
Balance, December 31, 1994 .........       791         67,642        12,300          (1,514)        (1,338)        77,881
 Net income ........................       441         12,210        31,465              --             --         44,116
 Cash distributions paid and/or
   declared to partners ............      (269)       (12,210)      (14,513)             --             --        (26,992)
 Change in cumulative foreign
   translation adjustment ..........        --             --            --              --            (62)           (62)
                                        ------      ---------     ---------       ---------      ---------      ---------
Balance, December 31, 1995 .........       963         67,642        29,252          (1,514)        (1,400)        94,943
 Net income ........................       193         12,210         6,864              --             --         19,267
 Cash distributions paid and/or
   declared to partners ............      (196)       (12,210)       (7,076)             --             --        (19,482)
 Change in cumulative foreign
   translation adjustment ..........        --             --            --              --           (109)          (109)
                                        ------      ---------     ---------       ---------      ---------      ---------
Balance, December 31, 1996 .........    $  960      $  67,642     $  29,040       $  (1,514)     $  (1,509)     $  94,619
                                        ======      =========     =========       =========      =========      =========

          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                         SUNSOURCE L.P. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            (dollars in thousands)

1. Basis of Presentation:

     The accompanying financial statements include the consolidated accounts of SunSource L.P. (the "Partnership") and its subsidiary partnership, SDI Operating Partners, L.P. (the "Operating Partnership"). All significant inter-company balances and transactions have been eliminated.

  Nature of Operations:

     The Partnership is one of the largest wholesale distributors of industrial products and related services in the United States. The Partnership's three segments are: (1) industrial products and services, primarily maintenance and fluid power products and inventory management services sold to industrial customers for machine and plant maintenance and for manufacturing of original equipment; (2) retail merchandising products and services, primarily fasteners and related products sold to retail hardware stores; and (3) retail glass products and services sold to construction and retail markets. Based on net sales of existing divisions for the year ended December 31, 1996, the Industrial Services Segment provides approximately 70% of the Partnership's sales through its Sun Technology Services divisions (46% of net sales) and the Sun Inventory Management Company ("SIMCO") divisions (24% of net sales). The Hardware Merchandising and Glass Merchandising segments provide approximately 16% and 14%, respectively, of the Partnership's net sales.

     Although its sales are primarily industrially-based, the Partnership has over 180,000 customers, the largest of which accounted for less than 5% of net sales for the year ended December 31, 1996. The Partnership's products and services are sold throughout all 50 states as well as in Canada and Mexico. Foreign sales account for less than 5% of total revenues. The average single sale during the year ended December 31, 1996 was less than three hundred dollars. Sales performance is tied closely to the overall performance of the non-defense-goods producing sector of Gross Domestic Product in the United States.

  Restructuring Charges:

     On December 11, 1996 (the "commitment date"), the Board of Directors of Lehman/SDI, Inc. ("Lehman/SDI"), the general partner of the Partnership's General Partner, approved the Partnership's plan to restructure its Technology Services divisions and its Glass Merchandising business. The Partnership recorded a provision for these charges on the commitment date in the amount of $5,950, of which $4,400 related to Technology Services and $1,550 to Glass Merchandising. The following disclosures are made in accordance with the provisions of Emerging Issues Task Force ("EITF") Abstract No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity."

     The following is a summary of the balance sheet classification of the accrued restructuring charges in the accompanying balance sheet at December 31, 1996:



                                     Termination        Other
Balance Sheet Classification           Benefits      Exit Costs      Total
----------------------------------- -------------   ------------   ---------
Current -- other accrued expenses .     $  829          $896        $1,725
Long-term -- other liabilities ....     $2,014          $573        $2,587


  Restructuring Charges -- Technology Services Divisions

     The restructuring charges for the Technology Services Divisions include termination benefits of $2,955 covering 175 employees, including sales (40), warehouse (27), purchasing (16), branch operations (56) and accounting (36). Other exit costs for Technology Services include legal and consulting costs of $525 to develop severance agreements and to conduct employee meetings and lease termination and related costs of $920 to close ten leased warehouse and office facilities. The Board's approval on the commitment date provided the Partnership's management with the authority to involuntarily terminate employees. The Partnership has established the levels of benefits that the terminated employees would receive and informed the employees of their termination benefits prior to December 31, 1996.

                         SUNSOURCE L.P. AND SUBSIDIARY

                            (dollars in thousands)

1. Basis of Presentation:  -- (Continued)

     The following table summarizes the restructuring costs charged, the balance sheet classification, and payments or adjustments between the commitment date and December 31, 1996:



                                        Termination        Other
Balance Sheet Classification              Benefits      Exit Costs       Total
----------------------------------------------------   ------------   ---------
 Opening Balance at December 11, 1996:
 Current -- other accrued expense .....   $   941         $ 872         $ 1,813
 Long-term -- other liabilities .......   $ 2,014         $ 573         $ 2,587
 Payments during period:
 Current -- other accrued expense* ....   $  (112)        $ (55)        $  (167)
 Ending Balance at December 31, 1996:
 Current -- other accrued expense .....   $   829         $ 817         $ 1,646
 Long-term -- other liabilities .......   $ 2,014         $ 573         $ 2,587
------------
* Termination benefits paid to 9 employees; other exit costs for legal and consulting charges paid.

  Restructuring Charges -- Glass Merchandising Divisions

     The restructuring charges for the Glass Merchandising division represent primarily costs to withdraw from certain geographic markets as part of the Partnership's restructuring plan. The largest component of these charges is the write-off of unamortized goodwill from purchase business combinations in the amount of $1,321, which is not recoverable. The remaining charges represent the excess of undepreciated fixed assets over their fair value, in the amount of $150, with fair value determined using the estimated prices of similar assets. The Partnership applied the provisions of SFAS No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", in connection with the determination of these charges. The decision to withdraw from these markets was primarily strategic based on an overall review of the operations of the Glass Merchandising segment; in the Partnership's view, any recognition of asset impairment prior to the commitment date would not have been appropriate under SFAS No. 121., since the specific locations to be closed were decided upon only in the process of finalizing the restructuring plan. These amounts are included as restructuring charges since they were recognized at the commitment date as part of the overall plan of restructuring. Also included are $79 of lease termination costs recognized in accordance with EITF No. 94-3 as exit costs.

     The following table summarizes other exit costs charged, the balance sheet classification, and payments or adjustments between the commitment date and December 31, 1996:




Balance Sheet Classification                          Total
-----------------------------                         ----
Opening Balance at December 11, 1996
------------------------------------
 Unamortized Goodwill .........................     $  1,321
 Excess of undepreciated fixed assets .........     $    150
 Current -- other accrued expenses ............     $     79

Charges during period:
---------------------
 Unamortized Goodwill .........................     $ (1,321)
 Excess of undepreciated fixed assets .........     $   (150)

Ending Balance at December 31, 1996:
-----------------------------------
 Current -- other accrued expenses ............     $     79

                         SUNSOURCE L.P. AND SUBSIDIARY

                             (dollars in thousands)

1. Basis of Presentation:  -- (Continued)

  Transaction Costs:


     On December 11, 1996, the Partnership announced the terms of a plan to convert from its current limited partnership structure to a taxable C corporation, which must be approved by a majority of the holders of the Class A and Class B interests unaffiliated with SDI Partners I, L.P., the General Partner, each voting separately as a class.

     In connection with the proposed conversion, the Partnership has incurred certain costs related to the transaction which are included as a separate component of income from operations, due to the infrequent nature of the conversion transaction.


2. Summary of Significant Accounting Policies:


  Cash Equivalents:

     Cash equivalents consist of commercial paper, U.S. Treasury obligations and other liquid securities purchased with initial maturities less than 90 days and are stated at cost which approximates market value.


  Inventories:

     Inventories, which consist of products purchased for resale, are valued at the lower of cost or market, cost being determined principally on the first-in, first-out method.


  Property and Equipment:

     Property and equipment, including assets acquired under capital leases, is carried at cost and includes expenditures for new facilities and major renewals. Maintenance and repairs are charged to expense as incurred. When assets are sold, or otherwise disposed of, the cost and related accumulated depreciation are removed from their respective accounts, and the resulting gain or loss is reflected in current operations.


  Depreciation:

     For financial accounting purposes, depreciation, including that related to plant and equipment acquired under capital leases, is computed on the straight-line method over the estimated useful lives of the assets, generally three to twenty-five years, or, if shorter, over the terms of the related leases.


  Goodwill and Other Intangible Assets:


     Goodwill related to the excess of acquisition cost over the fair value of net assets acquired is amortized on a straight-line basis over forty years. Other intangible assets arising principally from acquisitions by the Operating Partnership are amortized on a straight-line basis over periods ranging from three to ten years.


  Income Taxes:


     As a partnership, taxable income and losses are included on the federal tax returns of the partners; accordingly, the Partnership incurs no liability for U.S. federal income taxes. Accordingly, no current provision for federal income taxes is reflected in the accompanying consolidated financial statements. However, the Partnership does incur certain state and local income taxes on its domestic operations and foreign income taxes on its Canadian and Mexican operations. Therefore, a current provision for state, local and foreign income taxes is reflected in the accompanying consolidated financial statements.


     The Revenue Act of 1987 provides that certain "existing publicly traded partnerships", such as the Partnership, generally will not be treated as corporations for federal income tax purposes until after December 31, 1997, provided that such partnerships do not add any substantial new line of business before the effective date.

                         SUNSOURCE L.P. AND SUBSIDIARY

                            (dollars in thousands)

2. Summary of Significant Accounting Policies:  -- (Continued)

     Statement of Financial Accounting Standards ("SFAS") No. 109 requires the Partnership to recognize deferred tax assets and liabilities for expected future tax consequences of events that have been recognized in the consolidated financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the temporary differences are expected to reverse. The Partnership's deferred taxes are determined from temporary differences expected to reverse after December 31, 1997, or the date of conversion, if earlier, when the Partnership will be taxed as a corporation. Therefore, a deferred provision or benefit for state and federal income taxes is reflected in the accompanying consolidated statements of income.

  Retirement Benefits:

     Certain employees are covered under profit-sharing retirement plans ("defined contribution plans") for which contributions are determined on an annual basis in accordance with the requirements of each plan.

     Defined benefit plan contributions covering certain employees are funded, at a minimum, in accordance with the requirements of the Employee Retirement Income Security Act of 1974, as amended.

     In accordance with collective bargaining agreements, annual contributions to multi-employer pension plans are made. These contributions, which are based on fixed contributions per month for each hour worked, are charged to income as incurred.

     Certain employees are covered under post-retirement benefit plans for which benefits are determined in accordance with the requirements of each plan. The Partnership has elected to amortize the accumulated post-retirement benefit liability (transition obligation) resulting in delayed recognition. The impact of the adoption on the Partnership's financial position and results of operations is immaterial.

  Fair Value of Financial Instruments:

     Cash, accounts receivable, short-term borrowings, accounts payable, accrued liabilities and bank revolving credit are reflected in the consolidated financial statements at fair value because of the short-term maturity or revolving nature of these instruments. The fair values of the Partnership's debt instruments are disclosed in Note 9.

  Translation of Foreign Currencies:

     The translation of applicable foreign-currency-based financial statements into U.S. dollars is performed for balance sheet accounts using exchange rates in effect at the balance sheet date and for revenue and expense accounts using an average exchange rate during the period. The changes in the cumulative foreign translation adjustment for each period relate to translation adjustments in their entirety.

     Exchange adjustments resulting from foreign currency transactions are recognized in net income and were immaterial for the three years ending December 31, 1996.

  Use of Estimates in the Preparation of Financial Statements:

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Ownership Structure:

     The General Partner of the Partnership and the Operating Partnership is SDI Partners I, L.P. (the "GP"), a Delaware limited partnership whose sole general partner is Lehman/SDI, formerly known as Shearson/SDI, Inc., an indirect, wholly-owned subsidiary of Lehman Brothers Holdings, Inc. ("Lehman Holdings"), formerly known as Shearson Lehman Brothers Holdings, Inc.

                         SUNSOURCE L.P. AND SUBSIDIARY

                            (dollars in thousands)

3. Ownership Structure:  -- (Continued)

     The Partnership's Class A and Class B limited partnership interests outstanding, as of December 31, 1996, are held as follows:




                                                            Class A                             Class B
                                                           Interests                           Interests
                                                -------------------------------  -------------------------------------
Public Investors .............................             11,019,850 (99.3%)                  11,633,603 (53.7%)
Lehman Holdings And Affiliates ...............                     --                           5,896,678 (27.2%)
Executive Officers and Directors (a) .........                 79,723 (0.7%)                    4,145,465 (19.1%)
                                                         ------------                         -----------
  Total ......................................             11,099,573 (100.0%)                 21,675,746 (100.0%)(b)
                                                         ============                         ===========

------------
(a) Executive officers of the Partnership and the Operating Partnership and Directors of Lehman/SDI, including beneficial ownership.

(b) Net of 523,400 Class B interests held in the Partnership's treasury as of December 31, 1996.

     Except as expressly limited by the partnership agreement, the GP has complete and exclusive discretion in the management and control of the affairs and business of the Partnership and its subsidiary partnership. The holders of Class A and Class B interests have certain limited voting rights under the partnership agreement generally regarding the removal of the GP and the sale of all or substantially all of the assets of the Partnership or the Operating Partnership or dissolution of the Partnership.

     Holders of Class A interests are entitled to receive, to the extent cash is available, $1.10 annually (the "priority return") per Class A interest, which is currently paid monthly. On December 19, 1996, the Partnership declared a priority return distribution for the month of January 1997 in the amount of $1,038 or $.091666 per Class A interest payable January 31, 1997, to holders of record December 31, 1996. The Class A capital account as of December 31, 1996 and 1995, was $10.00 per Class A interest.

     All items of income and loss and cash distributions of the Operating Partnership are allocated 99% to the Partnership and l% to the GP. The GP is allocated l% of the Partnership's share of income or loss and cash distributions, with the remaining 99% allocated to the limited partners.

     Income for federal income tax purposes is allocated to the holders of Class A interests, until the Class A capital account of each holder is equal to the sum of their initial capital investment ($10.00 per Class A interest), plus any unpaid priority return. For years 1996, 1995, and 1994, federal taxable income per Class A interest amounted to $1.10 per year, all of which represented ordinary income. Any remaining income after the Class A allocation is allocated to the holders of Class B interests. The holders of Class B interests receive an allocable share of loss until the Class B capital account (as defined in the partnership agreement) of each holder is reduced to zero. Thereafter, any unallocated loss is allocated to the holders of Class A interests.

     For 1996, 1995 and 1994, federal taxable income amounted to $.70, $1.6923 and $1.1146 per Class B interest, respectively. In 1996, federal taxable income consisted of ordinary income only. Federal taxable income in 1995 consisted of ordinary income of $.5326 per Class B interest and a combined capital gain of $1.1597 per Class B interest related to the sale of the Dorman Products and Downey Glass divisions (see Note 5, Acquisitions/Divestitures). Federal taxable income in 1994 consisted of ordinary income of $.7069 per Class B interest and a capital gain of $.4077 per Class B interest related to the sale of the Electrical Products Group divisions. The Class B capital account as of December 31, 1996 and 1995, was approximately $2.89 and $2.54 per Class B interest, respectively.

     Holders of Class B interests are entitled to receive annual cash distributions sufficient to cover their tax liabilities on taxable income allocated to the Class B interests (the "Class B Tax Distribution"). For 1996, the

                         SUNSOURCE L.P. AND SUBSIDIARY

                            (dollars in thousands)

3. Ownership Structure:  -- (Continued)

Class B Tax Distribution amounted to $7,663 or $.3465 per Class B interest which was partially paid in the amount of $.02 per Class B interest per month for the period January through April 1996 and $.03 for the period May through December 1996. On March 31, 1997, the Partnership intends to distribute the balance of the tax distribution due of $.0265 per Class B interest to holders of record for the entire year.

     For 1995, the Class B Tax Distribution amounted to $14,807 or $.6695 per Class B interest which was partially paid in the amount of $.02 per Class B interest per month for the period January through December 1995 and a partial distribution of $.15 paid on April 10, 1995 to holders of record on December 30, 1994, related to the taxable gain on the sale of the Dorman Products division on January 3, 1995. On March 29, 1996, the Partnership distributed the balance of the tax distribution of $.2795 per Class B interest, as follows: approximately $.1745 to holders of record on December 30, 1994 for the balance due on the taxable gain on the sale of Dorman Products; $.00197 per month to holders of record of Class B interests on the first day of the month during January through December 1995 for the balance due on ordinary income; and $.0814 to holders of record on September 29, 1995 related to the taxable gain on the sale of the Downey Glass division (see Note 5, Acquisitions/Divestitures).

     For 1994, the Class B Tax Distribution amounted to $10,895 or $.492619 per Class B interest which was partially paid in the amount of $.009352 per Class B interest per month for the period January through March 1994 and $.02 per Class B interest per month during the period April through December 1994. The monthly tax distributions were paid to holders of record on the first day of each month during 1994 and aggregated $.208056 per Class B interest for the full year 1994. On March 31, 1995, the Partnership paid the balance of the tax distribution due of $.284563 per Class B interest, as follows: approximately $.01981 per month to holders of record of Class B interests on the first day of the month during January through March 1994, $.00916 per month for April through November 1994, and $.15185 for December 1994 which includes $.14269 related to the capital gain on the sale of the Electrical Products Group divisions. (See Note 5, Acquisitions/Divestitures.)

     On December 19, 1996, the Partnership in anticipation of its conversion to corporate form, suspended payment of the monthly tax-related distributions to Class B interest holders effective January 1, 1997, through March 31, 1997. Due to the delay in completion of the proposed corporate conversion, the Partnership intends to resume payment of monthly advance Class B tax distributions in April 1997 in the amount of $.03 per B Interest. On March 20, 1997, the Partnership declared a B tax distribution in the amount of $.03 per B Interest payable April 30, 1997, to holders of record April 1, 1997. The Partnership intends to pay this monthly rate to Class B holders until the effective date of the conversion since it expects to allocate sufficient Class B taxable income in the shortened tax year from January 1, 1997, through the effective date to require the B tax distribution payment. The balance of the required 1997 Class B tax distribution, if any will be paid on or before March 31, 1998.

4. Extraordinary Loss:

     In 1995, the Partnership recorded an extraordinary loss of $629 or approximately $.03 per Class B limited partnership interest, due to early extinguishment of a portion of the Operating Partnership's Series A 9.08% and Series B 8.44% Senior Notes (See Note 9, Long-Term Debt).

5. Acquisitions/Divestitures:

     On April 11, 1996, the Partnership's Industrial Services segment, through its Warren Fluid Power division purchased certain assets of Hydraulic Depot, Inc., of Reno, Nevada, for an aggregate purchase price of $700. Annual sales of Hydraulic Depot, Inc., are approximately $2,500.

                         SUNSOURCE L.P. AND SUBSIDIARY

                            (dollars in thousands)

5. Acquisitions/Divestitures:  -- (Continued)

     In November 1995, the Partnership's Hillman Fastener division purchased certain assets of the Retail division of Curtis Industries of Eastlake, Ohio, for an aggregate purchase price of $8,011 and the assumption of certain liabilities. The aggregate purchase price includes goodwill of $3,442. The purchase price and goodwill amounts include post-closing adjustments recorded in 1996. This acquisition has been accounted for as a purchase and, accordingly, the results of operations have been included in the accompanying consolidated financial statements from the date of acquisition.


     On October 27, 1995, the Operating Partnership sold certain assets of its Downey Glass division for a cash consideration, net of expenses, of approximately $6,237 (subject to certain post-closing adjustments) and the assumption of certain liabilities. The Operating Partnership recorded a gain on the sale in the amount of $4,144 or $.19 per Class B interest included in the 1995 consolidated statement of income. The aggregate assets sold, net of liabilities, in connection with the sale of the Downey Glass division was approximately $2,093.


     On January 3, 1995, the Operating Partnership sold certain assets of its Dorman Products division for a cash consideration, net of expenses, of approximately $36,600 (subject to certain post-closing adjustments) and the assumption of certain liabilities. The Operating Partnership recorded a gain on the sale in the amount of $16,500 or $.75 per Class B interest included in the 1995 consolidated statement of income. The aggregate assets sold, net of liabilities, in connection with the sale of Dorman Products was approximately $20,100.


     On December 5, 1994, the Operating Partnership sold certain assets of its Electrical Products Group divisions for a cash consideration, net of expenses, of approximately $27,800 (subject to certain post-closing adjustments) and the assumption of certain liabilities. The Operating Partnership recorded a gain on the sale in the amount of $3,523 or $.16 per Class B interest included in the 1994 consolidated statement of income. The aggregate assets sold, net of liabilities, in connection with the sale of the Electrical Products Group divisions was approximately $24,300.


6. Related Party Transactions:


     The GP earns a management fee annually from the Operating Partnership equal to 3% of the aggregate initial Capital Investment of the holders of Class A interests ($110,996). The management fee will be paid only after cumulative outstanding priority returns and additional required cash distributions are paid. In addition, the management fee can be paid only if the Partnership complies with covenants required by the credit agreements (see Note 8, Lines of Credit, and Note 9, Long-Term Debt). Management fees earned but not paid accumulate until paid. Management fees earned in each of years 1996, 1995 and 1994 were $3,330. The management fees for the years 1995 and 1994 were paid in full in March 1996 and 1995, respectively. Management expects to pay in full the 1996 management fee due March 31, 1997.


7. Property and Equipment:


     Property and equipment consist of the following at December 31, 1996 and 1995:




                                                        1996         1995
                                                     ----------   ----------
   Land ..........................................    $ 3,289      $ 3,319
   Buildings and leasehold improvements ..........     18,642       18,048
   Machinery and equipment .......................     18,680       16,290
   Furniture and fixtures ........................     10,368        9,208
                                                      -------      -------
                                                       50,979       46,865
   Less accumulated depreciation .................     29,570       26,684
                                                      -------      -------
                                                      $21,409      $20,181
                                                      =======      =======

                         SUNSOURCE L.P. AND SUBSIDIARY

                            (dollars in thousands)

8. Lines of Credit:

     On December 22, 1992, the Operating Partnership entered into a $50,000 bank credit agreement with three lenders. This agreement provides borrowings on a revolving credit basis at interest rates based on the London Interbank Offered Rate ("LIBOR") plus 1 and 3/4% and prime. Letters of credit commitments are issued at varying rates. The bank credit agreement's original termination date of December 22, 1995 has been extended to December 31, 1997. The credit facility requires a commitment fee of 1/2 of 1% per year on the average daily unused portion of the commitment and an annual agent's fee. There is no compensating balance requirement under this facility. As of December 31, 1996, the Operating Partnership had $33,152 available under this Credit Agreement. The $16,848 outstanding consists of bank borrowings amounting to $11,000 as reflected on the Partnership's consolidated balance sheet at December 31, 1996, and letter of credit commitments aggregating $5,848.

     The bank credit agreement contains covenants restricting distributions from the Operating Partnership to the Partnership and the GP. Amounts available for distribution in accordance with the bank credit agreement at December 31, 1996, were $4,164. The agreement also requires the maintenance of specific coverage ratios and levels of financial position and restricts incurrence of additional debt and the sale of assets. The bank credit agreement did not permit the Partnership to consummate acquisitions in 1994. Amendments to the agreement were negotiated in March and December of 1994 to ease certain coverage ratios and other financial requirements in 1994 and future years. The December 1994 amendment allows for acquisition spending in 1995 and future years up to $15,000 in any calendar year, absent a default or event of default as defined in the bank credit agreement.

     In connection with the sale of operating divisions (see note 5, Acquisitions/ Divestitures), the Operating Partnership was required to reduce permanently the bank revolver commitment under the bank credit agreement by approximately $13,000. However, the banks waived this permanent reduction and maintained the existing bank credit commitment of $50,000. For 1995 and future years, the lenders have agreed to revise certain covenant tests to exclude the impact of cash distributions to holders of Class B interests related solely to tax gains on divisions sold.

     The Operating Partnership has another credit facility available in the amount of $500 for letters of credit of which no amount was outstanding at December 31, 1996. The letters of credit commitments are issued at varying rates. This facility, renewable annually, is not subject to compensating balance requirements or unused commitment fees.

     An indirect, wholly-owned Canadian subsidiary of the Operating Partnership has a $2,500 Canadian dollar line of credit with a local lender for working capital purposes of which $557 USD was outstanding at December 31, 1996. This facility, which is renewable annually, provides bank borrowings at an interest rate of prime plus 1/4 of 1%. There are no compensating balance requirements or commitment fees associated with this facility.

     Notes payable consisted of the following at December 31, 1996 and 1995:




                                                               1996       1995
                                                             --------   --------
    Short-term bank borrowings drawn on working capital
     lines of credit .....................................    $  557     $  463
    Trade notes payable in accordance with glass inventory
      financing arrangements .............................     1,193      1,474
    Notes payable in accordance with insurance financing
      arrangements .......................................       920        816
                                                              ------     ------
                                                              $2,670     $2,753
                                                              ======     ======

                         SUNSOURCE L.P. AND SUBSIDIARY

                            (dollars in thousands)

8. Lines of Credit:  -- (Continued)

     The weighted average interest rate on the outstanding notes payable borrowings at December 31, 1996 and 1995 was 3.05% and 3.01%, respectively.

9. Long-Term Debt:

     On December 22, 1992, the Operating Partnership issued $95,000 of senior notes with a final maturity of December 1, 2002, through a private placement with several institutional investors.

     The new senior notes were issued in two series, as follows: $65,000 Series A notes at 9.08% and $30,000 Series B notes at 8.44%. Interest is required to be paid semiannually on June 1 and December 1 on the outstanding principal of the senior notes. The Operating Partnership repaid $4,375, $3,282 and $3,900 in Series A notes, and $2,020, $1,514 and $1,800 in Series B notes in 1996, 1995 and 1994, respectively. Principal repayments required on the senior notes during each of the five years subsequent to December 31, 1996, are as follows:




                                      Series A     Series B
                                     ----------   ---------
       December 1, 1997 ..........     $4,375      $2,020
       December 1, 1998 ..........      5,468       2,522
       December 1, 1999 ..........      6,562       3,030
       December 1, 2000 ..........      8,201       3,786
       December 1, 2001 ..........      9,297       4,290


     Optional prepayments, in multiples of $100, may be made at anytime, as a whole or in part, with accrued interest thereon plus a penalty ("make-whole amount"), if any, as defined in the note agreement.

     If the Partnership sells a significant amount of assets as defined in the note agreement, it must make an offer of prepayment of note principal to the senior noteholders determined on an applicable share basis with the bank credit agreement. The prepayment offer also must include accrued interest thereon plus a make-whole amount, if any, as defined in the note agreement. Related to the sale of operating divisions in December 1994 and January 1995 (see Note 5, Acquisition/Divestitures), the Operating Partnership was required to offer the noteholders prepayment of senior notes in the amount of $14,175. The noteholders accepted the prepayment offer which the Operating Partnership paid on March 14, 1995, including accrued interest thereon of $360 and a prepayment penalty of $629 (see Note 4, Extraordinary Loss).

     The senior note agreement contains covenants restricting distributions from the Operating Partnership to the Partnership and the GP. Additionally, the note agreement restricts the incurrence of additional debt and the sale of assets and requires the maintenance of specific coverage ratios and levels of financial position. Also, the senior note agreement did not permit the Partnership to consummate acquisitions in 1994. For 1994 and future years, the senior noteholders have agreed to ease certain coverage ratios and other financial requirements.

     Provisions made during the year for restructuring charges and transaction costs (Note 7) rendered the Operating Partnership unable to comply with certain financial covenants of the bank credit agreement and the senior note agreement. On March 21, 1997, the Partnership received the final consent in which the banks and senior note holders agreed to a modification of these covenants effective for the fiscal quarters ending December 31, 1996 through: (i) June 30, 1997 for the bank credit agreement; and (ii) September 30, 1997 for the senior note agreement. The Partnership is in compliance with the modified covenants.

     As of December 31, 1996, the fair value estimate of the Partnership's senior notes is approximately $65,000 as determined in accordance with SFAS No.
107. The Partnership discounted the future cash flows of its senior notes based on borrowing rates for debt with similar terms and remaining maturities. The fair value estimate is made at a specific point in time and is subjective in nature and involves uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimate.

                         SUNSOURCE L.P. AND SUBSIDIARY

                            (dollars in thousands)

10. Leases:


     Certain warehouse and office space and equipment are leased under capital and operating leases with terms in excess of one year. Future minimum lease payments under noncancellable leases consisted of the following at December 31, 1996:
                                                      Capital     Operating
                                                       Leases      Leases
                                                     ---------   ----------
   1997 ..........................................    $  151      $ 9,210
   1998 ..........................................       151        7,696
   1999 ..........................................       151        5,475
   2000 ..........................................       151        4,204
   2001 ..........................................       134        2,875
   Later years ...................................        --       10,692
                                                      ------      -------
       Total minimum lease payments ......... ....    $  738      $40,152
                                                                  =======
   Less amounts representing interest ............      (127)
                                                      ------
    Present value of Net Minimum Lease payments
      (including $107 currently payable) .........    $  611
                                                      ======


     Total rental expenses for all operating leases amounted to $15,239 in 1996, $14,232 in 1995, and $15,153 in 1994.


11. Deferred Compensation Plans:


     Certain officers and employees earn performance-based compensation, payment of which is deferred until future periods.


     The Partnership adopted a new deferred compensation plan for its officers effective January 1, 1994. Under this plan, awards are earned based on operating performance over a five-year period which vest and are paid in cash only at the end of the fifth year. At the end of any year within the five-year program, the cumulative award is subject to reduction or forfeiture if performance goals are not achieved. Upon a change in control of the Operating Partnership, participants are entitled to payment of awards earned through completion of the most recent plan year. The amounts charged to income under this plan were $378 in 1996, $1,186 in 1995 and $850 in 1994. The portion of the Operating Partnership's deferred compensation liability attributable to this plan is $2,414 as of December 31, 1996.


     For a plan adopted in 1987 and amended thereafter, certain employees earned awards which vest at the rate of 20% per year over the 5-year period following the year in which the award was earned. The awards will be paid at age 60, if elected by the employee, or upon death, disability or retirement and accrue investment earnings until paid. Upon a change in control of the Operating Partnership, participants are entitled to payment of all vested and non-vested amounts including accrued interest. The full award is charged to operations in the year earned. The amounts charged to income under the plan were $677, $1,135 and $2,295 in 1996, 1995 and 1994, respectively. During the three years ended December 31, 1996, distributions from the plan amounted to $1,160 in 1996, $1,422 in 1995, and $240 in 1994. The deferred compensation liability attributable to the plan amounted to $5,998 at December 31, 1996 of which $564 is included in other accrued expenses.


     Under a former plan, effective through December 31, 1986, certain employees and officers earned deferred compensation amounts which unconditionally vested at the rate of 20% per year over the 5-year period following the year in which the award was earned. Participants of the former plan have elected to defer all outstanding awards until retirement. Upon a change in control of the Operating Partnership, participants are entitled to

                         SUNSOURCE L.P. AND SUBSIDIARY

                            (dollars in thousands)

11. Deferred Compensation Plans:  -- (Continued)

payment of their total account balance including accrued interest. Amounts charged to income and distributions related to the former plan for the three years ended December 31, 1996 were immaterial. The portion of the Operating Partnership's deferred compensation liability attributable to this plan is $796 at December 31, 1996.

     In December 1995, the Operating Partnership established a Rabbi trust to assist in funding the liabilities of the Deferred Compensation plans described above. This trust purchased insurance policies on the lives of certain participants in the Deferred Compensation plans. The Operating Partnership is the sole beneficiary of these insurance policies. The cash surrender value of these insurance policies was $4,566 at December 31, 1996.

     The change of control provision in the deferred compensation plans is triggered upon a sale of all of the Operating Partnership's business, a change in the GP including its reorganization or a change, other than due to death or retirement, in a majority of the directors of Lehman/SDI during any one-year period.

     The Partnership adopted a new deferred compensation plan effective December 1, 1996, to offer key employees an opportunity to defer a portion of their compensation including bonuses and any amounts credited to the accounts of such employees which otherwise may become payable to such employees under other incentive compensation programs maintained by the Partnership. This new plan would allow participants eligible for accelerated payments under the change in control provision of the Partnership's deferred compensation plans an election to continue to defer their balances.

     Net periodic pension cost (income) in 1996, 1995, and 1994 for non-contributory defined benefit plans consists of:




                                                                1996          1995         1994
                                                            -----------   -----------   ----------
Service cost during the period ..........................    $    879      $    675      $  1,102
Interest cost on projected benefit obligations ..........       1,656         1,578         1,534
Actual return on assets .................................      (3,432)       (3,503)       (2,100)
Net amortization and deferral ...........................         917         1,509          (270)
                                                             --------      --------      --------
    Net periodic pension cost ...........................    $     20      $    259      $    266
                                                             ========      ========      ========

     Significant assumptions used in determining pension cost (income) include:

                                                                 1996         1995         1994
                                                              ----------   ----------   ----------
Discount rate ...........................................        7.25%         8.25%         7.00%
Rates of increase in compensation levels ................        6.50%         6.50%         6.50%
Expected long-term rate of return on plan assets ........        9.75%         8.50%         9.50%

                         SUNSOURCE L.P. AND SUBSIDIARY

                            (dollars in thousands)

     11. Deferred Compensation Plans:  -- (Continued)

     The following table sets forth the defined benefit plans' funded status and amounts recognized in the Partnership's balance sheets at December 31, 1996 and 1995:




                                                      December 31, 1996              December 31, 1995
                                                -----------------------------   ----------------------------
                                                    Assets       Accumulated        Assets       Accumulated
                                                    Exceed         Benefit          Exceed         Benefit
                                                 Accumulated     Obligations     Accumulated     Obligations
Actuarial present value of                         Benefit          Exceed         Benefit         Exceed
 beneficial obligations:                         Obligations        Assets       Obligations       Assets
---------------------------------------------   -------------   -------------   -------------   ------------
Vested benefit obligation ...................     $ 19,019          $ -0-         $ 17,304        $ 1,016
                                                  ========          ====          ========        =======
Accumulated benefit obligation ..............     $ 19,290          $ -0-         $ 17,450        $ 1,016
                                                  ========          ====          ========        =======
Projected benefit obligation ................     $ 23,716          $ -0-         $ 21,467        $ 1,016
Plan assets at fair value ...................       26,519            -0-           24,220            897
                                                  --------          ----          --------        -------
Projected benefit obligation less than (in
 excess of) plan assets .....................        2,803            -0-            2,753           (119)
Unrecognized net loss .......................       (1,247)           -0-             (668)           161
Prior service cost not yet recognized in net
 periodic pension cost ......................         (328)            --             (352)            --
Unamortized balance of unrecognized net
 transition asset established at January 1,
 1987 .......................................       (1,648)           -0-           (1,693)          (189)
                                                  --------          -----         --------        -------
Prepaid pension cost (pension liability) rec-
 ognized in the balance sheet ...............     $   (420)         $ -0-         $     40        $  (469)
                                                  ========          =====         ========        =======

     The discount rate assumptions used in determining actuarial present value of benefit obligations at December 31, 1996 and 1995 was 7.25%.


     Certain employees of the Partnership's Kar Products, J.N. Fauver Co., and its divested Dorman Products and American Electric Co. divisions are covered by these defined benefit retirement plans. Assets of the defined benefit plans consist of insurance contracts and assets managed under a commingled trust agreement. The trust assets are invested primarily in equity and fixed income holdings.


     Costs charged to operations under all retirement benefit plans are as follows:


                                             1996        1995        1994
                                          ---------   ---------   ---------
Defined contribution plans ............    $1,327      $2,693      $3,498
Multi-employer pension plans ..........       189         374         362
Defined benefit plans .................        20         259         266
                                           ------      ------      ------
   Total ..............................    $1,536      $3,326      $4,126
                                           ======      ======      ======


     Management estimates that its share of unfunded vested liabilities under multi-employer pension plans is not material.


     For the years ended December 31, 1996, 1995 and 1994, the costs of post-retirement benefits charged to income were $87, $81 and $115, respectively. The 1996 and 1995 charges were determined in accordance with SFAS No. 106 on an accrual basis with costs recognized in prior years upon payment of the post-retirement obligations. The Partnership's unrecognized accumulated post-retirement benefit liability as of December 31, 1996, 1995 and 1994 was $477, $516 and $744, respectively.

                         SUNSOURCE L.P. AND SUBSIDIARY

                            (dollars in thousands)

13. Income Taxes:

     Deferred tax assets are comprised of the following at December 31, 1996 and 1995:

                                                              1996        1995
                                                           ---------   --------
 Gross deferred tax assets:
    Deferred compensation ..............................    $3,292      $2,936
    Deferred restructuring changes .....................     1,034          --
    Casualty Loss Insurance Program ....................       548          --
    Prepayment penalties related to early extinguishment
      of debt ..........................................       304         299
                                                            ------      ------
                                                             5,178       3,235
 Valuation allowance for deferred tax assets ...........      (171)       (391)
                                                            ------      ------
 Net deferred tax asset ................................    $5,007      $2,844
                                                            ======      ======

     Management has determined, based on the Partnership's history of prior operating earnings and its expectations for the future, that operating income of the Partnership will more likely than not be sufficient to recognize fully these net deferred tax assets. The Partnership has no deferred tax liability at December 31, 1996 or December 31, 1995.

     As of December 31, 1996, the Partnership's tax basis of its assets and liabilities was greater than its financial statement basis by approximately $77,000.

     The provision (benefit) for income taxes consists of the following:




                                     1996        1995       1994
                                 -----------   --------   --------
  Current income taxes
     State and local .........    $    605      $  608     $  276
     Foreign .................         418         629        558
                                  --------      ------     ------
                                     1,023       1,237        834
                                  --------      ------     ------
  Deferred income taxes
     Federal .................      (1,897)       (627)      (657)
     State and local .........        (266)        (73)       (77)
                                  --------      ------     ------
                                    (2,163)       (700)      (734)
                                  --------      ------     ------
  Total income taxes .........    $ (1,140)     $  537     $  100
                                  ========      ======     ======


14. Commitments and Contingencies:

     Performance and bid bonds are issued on the Partnership's behalf during the ordinary course of business through surety bonding companies as required by certain contractors. As of December 31, 1996, the Partnership had outstanding performance and bid bonds aggregating $234. As required by sureties, the Partnership has standby letters of credit outstanding in the amount of $650 as of December 31, 1996.

     Letters of credit are issued by the Partnership during the ordinary course of business through major domestic banks as required by certain vendor contracts, legal proceedings and acquisition activities. As of December 31, 1996, the Partnership had outstanding letters of credit in the aggregate amount of $1,872 related to these activities.

     As of December 31, 1996 the Partnership has guaranteed approximately $1,181 worth of lease obligations, principally relating to businesses previously divested. The Partnership is not currently aware of any existing conditions which would cause a financial loss related to these guarantees.

                         SUNSOURCE L.P. AND SUBSIDIARY

                            (dollars in thousands)

14. Commitments and Contingencies:  -- (Continued)

     Under the Partnership's insurance programs, commercial umbrella coverage is obtained for catastrophic exposure and aggregate losses in excess of normal claims. Beginning in 1991, the Partnership has retained risk on certain expected losses from both asserted and unasserted claims related to workman's compensation, general liability and automobile as well as the health benefits of certain employees. Provisions for losses expected under these programs are recorded based on an analysis of historical insurance claim data and certain actuarial assumptions. As of December 31, 1996, the Partnership has provided insurers letters of credit aggregating $3,326 related to certain insurance programs.

     On February 27, 1996, a lawsuit was filed against the Operating Partnership by the buyer of its Dorman Products division for alleged misrepresentation of certain facts by the Partnership upon which the buyer allegedly based its offer to purchase Dorman. The complaint seeks damages of approximately $21,000.

     On January 16, 1997, a holder of B Interests filed a purported class action alleging that the terms of the Conversion unfairly transfer substantial equity to the General Partner to the detriment of the B Interests and constitute a breach of fiduciary duty. A second complaint containing substantially identical allegations was filed by a limited partner on February 11, 1997.

     In the opinion of management, the ultimate resolution of these matters will not have a material effect on the consolidated financial position, operations or cash flows of the Partnership.

     Certain other legal proceedings are pending which are either in the ordinary course of business or incidental to the Partnership's business. Those legal proceedings incidental to the business of the Partnership are generally not covered by insurance or other indemnity. In the opinion of management, the ultimate resolution of these matters will not have a material effect on the consolidated financial position, operations or cash flows of the Partnership.

15. Statements of Cash Flows:

     Supplemental disclosures of cash flow information are presented below:




                                                                    1996        1995         1994
                                                                 ---------   ----------   ----------
  Cash paid during the period for:
     Interest ................................................    $6,769      $ 7,304      $10,097
                                                                  ------      -------      -------
     Income taxes ............................................    $1,189      $ 1,190      $   792
                                                                  ------      -------      -------
  Supplemental schedule of non-cash investing activities:
     Assumed liabilities in connection with the purchase of
      assets (See Note 5, Acquisitions/Divestitures) .........    $   --      $   232      $    --
                                                                  ------      -------      -------


                         SUNSOURCE L.P. AND SUBSIDIARY

                            (dollars in thousands)

16. Quarterly Data (unaudited):




                       1996                              First           Second          Third           Fourth
                       ----                              -----           ------          -----           ------
Net sales ........................................     $ 154,892       $ 167,500       $ 167,125        $159,737
Gross profit .....................................        62,464          67,104          68,029          65,406
Net income .......................................         4,010           8,313           8,286          (1,342)*
Net income (loss) per limited partnership interest
      -- Class A .................................     $     .27       $     .28       $     .27        $    .28
      -- Class B .................................     $     .04       $     .24       $     .24        $    .20)


------------
* Includes non-recurring restructuring charges and transaction costs of $5,950 and $2,150, respectively.




                    1995                           First           Second          Third            Fourth
                    ----                           -----           ------          -----            ------
Net sales .................................     $ 154,792        $ 163,820       $ 163,214       $ 147,109
Gross profit ..............................        61,441           65,902          66,510          59,657
Income before extraordinary loss ..........        19,862**          8,377           7,828           8,678***
Extraordinary loss (Note 4) ...............          (629)              --              --              --
Net income ................................        19,233            8,377           7,828           8,678
Net income per limited partnership interest:
   Income before extranordinary loss:
      -- Class A ..........................     $     .27        $     .28       $     .27       $     .28
      -- Class B ..........................     $     .77        $     .24       $     .22       $     .25
   Extraordinary loss:
      -- Class A ..........................     $      --        $      --       $      --       $      --
      -- Class B ..........................     $    (.03)       $      --       $      --       $      --
   Net Income:
      -- Class A ..........................     $     .27        $     .28       $     .27       $     .28
      -- Class B ..........................     $     .74        $     .24       $     .22       $     .25

------------
 ** Includes gain on sale of Dorman Products divison of $16,500.
*** Includes gain on sale of Downey Glass division of $4,144.

17. Concentration of Credit Risk:

     Financial instruments which potentially subject the Partnership to concentration of credit risk consist principally of cash and cash equivalents and trade receivables. The Partnership places its cash and cash equivalents with high credit quality financial institutions. Concentrations of credit risk with respect to sales and trade receivables are limited due to the large number of customers comprising the Partnership's customer base, and their dispersion across many different industries and geographies. The Partnership performs periodic credit evaluations of its customers' financial condition and generally does not require collateral.

                         SUNSOURCE L.P. AND SUBSIDIARY

                            (dollars in thousands)

18. Segment Information:


     The following are the segment disclosures required under SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise," with respect to the Partnership's reportable segments as identified in Note 1, "Basis of Presentation" under "Nature of Operations":




                                                          Year Ended December 31,
                                                -------------------------------------------
Industry Segment Data:                               1996            1995           1994
----------------------                               ----            ----           ----
Net Sales
Industrial Services .........................     $ 456,798       $ 424,978      $ 532,719
Hardware Merchandising ......................       103,503          84,720         72,841
Glass Merchandising .........................        90,369         120,650        132,063
Adjustments and eliminations ................        (1,416)         (1,413)        (1,762)
                                                  ---------       ---------      ---------
Consolidated Net Sales ......................     $ 649,254       $ 628,935      $ 735,861
-------------------------------------------------------------------------------------------
Income from Operations
Industrial Services .........................     $  33,437       $  31,834      $  39,773
Hardware Merchandising ......................         9,074           9,592          7,096
Glass Merchandising .........................         3,037           3,387          5,756
Corporate Expenses ..........................       (21,096)*       (13,511)       (14,866)
                                                  ---------       ---------      ---------
Consolidated Income from Operations .........     $  24,452       $  31,302      $  37,759
-------------------------------------------------------------------------------------------
Identifiable Assets
Industrial Services .........................     $ 166,849       $ 162,681      $ 181,545
Hardware Merchandising ......................        46,331          36,340         24,357
Glass Merchandising .........................        37,734          42,041         53,058
Corporate Assets ............................        13,140          13,635          7,352
Adjustments and Eliminations ................        (1,499)           (106)          (126)
                                                  ---------       ---------      ---------
Consolidated Assets .........................     $ 262,555       $ 254,591      $ 266,186
-------------------------------------------------------------------------------------------
Capital Expenditures
Industrial Services .........................     $   2,180       $   2,315      $   2,736
Hardware Merchandising ......................         1,985             539            339
Glass Merchandising .........................           640           1,254          1,094
Corporate ...................................           159             191             94
                                                  ---------       ---------      ---------
Consolidated Capital Expenditures ...........     $   4,964       $   4,299      $   4,263
-------------------------------------------------------------------------------------------
Depreciation and Amortization
Industrial Services .........................     $   3,448       $   3,339      $   4,458
Hardware Merchandising ......................           639             401            364
Glass Merchandising .........................         1,355           1,839          2,271
Corporate ...................................           105              78             49
                                                  ---------       ---------      ---------
Consolidated Total ..........................     $   5,547       $   5,657      $   7,142
==========================================================================================

* Includes non-recurring restructuring charges and transaction costs of $5,950 and $2,150, respectively.

19. Subsequent Event:

     On March 4, 1997, the Operating Partnership received the last of two financing commitments which together aggregate $150,000 from lenders. These commitments are available to the Partnership until May 30, 1997. The Partnership intends to utilize the debt capacity to fund transaction costs and other payments related to its conversion to corporate form, refinance its current outstanding senior notes of $63,934 as of December 31, 1996, including interest thereon and related make-whole amount of approximately $5,000, and outstanding bank

                         SUNSOURCE L.P. AND SUBSIDIARY

                            (dollars in thousands)

19. Subsequent Event: -- (Continued)

revolver borrowings of $11,000 as of December 31, 1996. Also, the new credit facilities will provide working capital for reinvestment in its businsses and acquisition capital for future growth. The new financing commitments consist of a $60,000 five-year fixed rate note at 7.66% and a $90,000 five-year bank revolver with terms and conditions more favorable than the Partnership's existing senior notes and bank credit lines including less restrictive covenants and an effective interest rate reduction of approximately 1.00%.

     Consummation of the refinancing with the new credit facilities is contingent upon approval of the Partnership's conversion into corporate form and certain other terms and conditions of closing being satisfied in a manner acceptable to the lenders.

               [Photograph of STS technician servicing equipment]

                       [Photograph of SIMCO's operations]

                      [Photograph of Hillman display racks]

                    [Photograph of Harding glass operations]

================================================================================

     No dealer, salesperson, or any other individual has been authorized to give any information or to make any representation not contained in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company, the Selling Stockholders or any of the Underwriters. This Prospectus does not constitute an offer of any securities other than those to which it relates or an offer to sell, or a solicitation of an offer to buy, to any person in any jurisdiction where such offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any time subsequent to the date hereof.








              ---------------------------



                   TABLE OF CONTENTS
                                                        Page
                                                        ----

Prospectus Summary...................................     1
Risk Factors.........................................     8
The Company..........................................    11
Use of Proceeds......................................    11
Dividend Policy......................................    11
Capitalization.......................................    12
Price Range of Common Shares.........................    13
Selected Historical and Pro Forma  Financial
  Information........................................    14
Managements' Discussion and Analysis of Financial
  Condition and Results of Operations................    16
Business.............................................    25
Management...........................................    39
Security Ownership of Certain Beneficial Owners,
  Management and Selling Stockholders................    41
Description of Capital Stock.........................    42
Underwriting.........................................    46
Legal Matters........................................    48
Experts..............................................    48
Available Information................................    48
Incorporation of Certain Documents by Reference......    48
Index to Financial Statements........................   F-1

================================================================================

================================================================================





                                2,512,169 Shares

                                     [LOGO]









                                  Common Shares






                           ---------------------------


                                   PROSPECTUS

                                            , 1998

                           ---------------------------





                                 LEHMAN BROTHERS

                              ROBERT W. BAIRD & CO.
                                  INCORPORATED

                                   FURMAN SELZ

                             LEGG MASON WOOD WALKER
                                  INCORPORATED


================================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The following table sets forth the costs and expenses of the issuance and distribution of the securities being registered hereby, all of which are being borne by the Company. All costs and expenses, other than the SEC registration fee, the New York Stock Exchange Listing Fee and the NASD filing fee, are estimated.


SEC Registration Fee................................       $19,962
NASD Filing Fee.....................................          *
Legal Fees and Expenses.............................          *
Accounting Fees and Expenses........................          *
Blue Sky Fees and Expenses..........................          *
Printing Expenses...................................          *
Transfer Agent's Fees...............................          *
New York Stock Exchange Listing Fee.................          *
Miscellaneous Expenses..............................          *
                                                          --------

Total...............................................      $   *
                                                          ========
---------------
*  To be completed by amendment.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Company's By-laws contain provisions permitted by the Delaware General Corporation Law (under which the Company is organized) that provide that directors and officers will be indemnified by the Company to the fullest extent permitted by law for all losses that may be incurred by them in connection with any action, suit or proceeding in which they may become involved by reason of their service as a director or officer of the Company. In addition, the Company's Certificate of Incorporation contains provisions permitted by the Delaware General Corporation Law that limit the monetary liability of directors of the Company for certain breaches of their fiduciary duty, and its By-laws provide for the advancement by the Company to directors and officers of expenses incurred by them in connection with a proceeding of a type to which the duty of indemnification applies. The Company maintains directors' and officers' liability insurance to insure its directors and officers against certain liabilities incurred in their capacity as such, including claims based on breaches of duty, negligence, error and other wrongful acts. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers, or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in that Act and is therefore unenforceable.

         Reference is also made to the indemnification provisions of the Underwriting Agreement to be filed as Exhibit 1 and to the first undertaking contained in Item 17 of this Registration Statement.

ITEM 16.  EXHIBITS.

EXHIBIT NO.                         DESCRIPTION
-----------                         -----------

   1                     Form of Underwriting Agreement*

   4 Rights Agreement between the Company and the Registrar and Transfer Company***

   5 Opinion of Morgan, Lewis & Bockius LLP regarding legality of securities being registered*

   10.1 Amended and Restated Credit Agreement dated September 30, 1997, among CoreStates Bank, N.A., for itself and as agent, The Bank of Nova Scotia, for itself and as documentation agent, and SDI Operating Partners, L.P., SDI Partners I, L.P., SunSource Inc., SunSub A Inc. and SunSub B Inc. **

   10.2 Note Purchase Agreement dated September 30, 1997 between Teachers Insurance and Annuity Association and SDI Operating Partners, L.P., SDI Partners I, L.P., SunSource Inc., SunSub A Inc. and SunSub B Inc.**

   23.1                  Consent of Coopers & Lybrand L.L.P.**

   23.2 Consent of Morgan, Lewis & Bockius LLP (contained in its opinion to be filed as Exhibit 5)*

   24                    Powers of Attorney (included in signature page)**

   27                    Financial Data Schedule **

---------------

  *To be filed by amendment.
 **Filed herewith.
***Incorporated by reference to Exhibit 10.5 to the Company's
   Registration Statement on Form S-4 (No. 333-19077).

ITEM 17.  UNDERTAKINGS.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         The undersigned Company hereby undertakes that:

         (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

         (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Philadelphia, Pennsylvania on January 22, 1998.

                                            SUNSOURCE INC.

                                            BY: /s/ Joseph M. Corvino
                                               --------------------------------
                                                Name: Joseph M. Corvino
                                                Title: Vice President - Finance,
                                                       Chief Financial Officer,
                                                       Treasurer and Secretary


                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS that the undersigned does hereby constitute and appoint Norman V. Edmonson and Joseph M. Corvino, or either of them acting alone, his true and lawful attorney-in-fact and agent, with full power of substitution and revocation for him and in his name, place and stead, in any and all capacities, to sign this Registration Statement on Form S-2 of SunSource Inc. (and any Registration Statement filed pursuant to Rule 462(b) under the Securities Act), relating to the offer and sale of its Common Shares and any and all amendments (including post-effective amendments) to the Registration Statement and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons, in the capacities indicated, on January 22, 1998.

            Signature                         Title                                                  Date
            ---------                         -----                                                  ----
/s/ Donald T. Marshall                       Chairman and Chief Executive Officer              January 22, 1998
-------------------------------------        (Principal Executive Officer) and Director
Donald T. Marshall

/s/ Joseph M. Corvino                        Vice President-Finance, Chief Financial           January 22, 1998
-------------------------------------        Officer, Treasurer and Secretary
Joseph M. Corvino                            (Principal Financial Officer)

/s/ John S. Dabrowski                        Controller (Principal Accounting Officer)         January 22, 1998
-------------------------------------
John J. Dabrowski

/s/ O. Gordon Brewer, Jr.                    Director                                          January 22, 1998
-------------------------------------
O. Gordon Brewer, Jr.

/s/ Norman V. Edmonson                       Director                                          January 22, 1998
-------------------------------------
Norman V. Edmonson

/s/ Eliot M. Fried                           Director                                          January 22, 1998
-------------------------------------
Eliot M. Fried

                 Signature                   Title                                                   Date
                 ---------                   -----                                                   ----
/s/ Arnold S. Hoffman                        Director                                          January 22, 1998
-------------------------------------
Arnold S. Hoffman

/s/ Robert E. Keith, Jr.                     Director                                          January 22, 1998
-------------------------------------
Robert E. Keith, Jr.

/s/ John P. McDonnell                        Director                                          January 22, 1998
-------------------------------------
John P. McDonnell

/s/ Ernest L. Ransome, III                   Director                                          January 22, 1998
-------------------------------------
Ernest L. Ransome, III

/s/ Donald A. Scott                          Director                                          January 22, 1998
-------------------------------------
Donald A. Scott

/s/ Henri I. Talerman                        Director                                          January 22, 1998
-------------------------------------
Henri I. Talerman

                               INDEX TO EXHIBITS

EXHIBIT NO.                         DESCRIPTION
-----------                         -----------

   1                     Form of Underwriting Agreement*

   4 Rights Agreement between the Company and the Registrar and Transfer Company***

   5 Opinion of Morgan, Lewis & Bockius LLP regarding legality of securities being registered*

   10.1 Amended and Restated Credit Agreement dated September 30, 1997, among CoreStates Bank, N.A., for itself and as agent, The Bank of Nova Scotia, for itself and as documentation agent, and SDI Operating Partners, L.P., SDI Partners I, L.P., SunSource Inc., SunSub A Inc. and SunSub B Inc. **

   10.2 Note Purchase Agreement dated September 30, 1997 between Teachers Insurance and Annuity Association and SDI Operating Partners, L.P., SDI Partners I, L.P., SunSource Inc., SunSub A Inc. and SunSub B Inc.**

   23.1                  Consent of Coopers & Lybrand L.L.P.**

   23.2 Consent of Morgan, Lewis & Bockius LLP (contained in its opinion to be filed as Exhibit 5)*

   24                    Powers of Attorney (included in signature page)**

   27                    Financial Data Schedule **

---------------

  *To be filed by amendment.
 **Filed herewith.
***Incorporated by reference to Exhibit 10.5 to the Company's
   Registration Statement on Form S-4 (No. 333-19077).